UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated May 5, 2010 announcing Turkcell’s First Quarter 2010 results.

PRESS RELEASE

First Quarter 2010 Results

TURKCELL ILETISIM HIZMETLERI A.S.
FIRST QUARTER 2010 RESULTS

Maintaining Market Leader Position
Despite Challenges

Istanbul, Turkey, May 5, 2010 – Turkcell (NYSE:TKC, ISE:TCELL), the leading communications and technology company in Turkey, today announced results for the first quarter ended March 31, 2010.  All financial results in this press release are unaudited and prepared in accordance with International Financial Reporting Standards (“IFRS”) and expressed in TRY and US$.

Please note that all financial data is consolidated and comprises Turkcell Iletisim Hizmetleri A.S., (the “Company”, or “Turkcell”) and its subsidiaries and its associates (together referred to as the “Group”).  All non-financial data is unconsolidated and comprises Turkcell only.  The terms “we”, “us”, and “our” in this press release refer only to the Company, except in discussions of financial data, where such terms refer to the Group, and where context otherwise requires.

1

First Quarter 2010 Results

Highlights of the quarter

•	Group revenue grew by 6.9% to TRY2,249 million (TRY2,103 million) compared to the same period in 2009, driven by Turkcell Turkey and by subsidiaries’ contribution except for Inteltek.

a.
Turkcell Turkey grew its revenues by 7.6% to TRY2,016.3 million (TRY1,873.1 million), reflecting growing usage, increasing contribution from mobile data and higher interconnect revenue.  Blended average revenue per user (“ARPU”) increased by 13.5% to TRY19.4 (TRY17.1) compared to Q1 2009.

b.	Turkcell’s Superonline business continued to grow, increasing revenues by 61.8 % to TRY71 million (TRY43.9 million) and improving its EBITDA margin.

c.	Group revenues were negatively impacted by Inteltek, revenues of which decreased by 73.4 % to TRY11.0 million (TRY41 million) on the back of lower commission rates under its new contract.

•
Group EBITDA* declined by 8.1% to TRY711.3 million (TRY773. 6 million), while the EBITDA margin was 31.6%, representing a 5.2 percentage point decrease year-on-year mainly due to increasing interconnection costs.

•	Group net income decreased by 25.8 % year-on-year to TRY417.6 (TRY562. 6 million)

•
Turkcell’s Annual General Meeting has approved the distribution of TRY859.3 million (approximately $573.5 million as of April 29, 2010) as cash dividends representing a net and gross cash dividend of TRY0.39 (approximately US$0.26 as of April 29, 2010) per ordinary share and approximately TRY0.98 (approximately $0.65 as of April 29, 2010) per ADR.

*EBITDA is a non-GAAP financial measure.  See pages 12-13 for the reconciliation of EBITDA to net cash from operating activities.
**In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for March 31, 2010 refer to the same item as at March 31, 2009.  For further details, please refer to our consolidated financial statements and notes as at and for March 31, 2009 which can be accessed via our web site in the investor relations section (www.turkcell.com.tr).
**Please note that the Communication and Technologies Authority in Turkey is referred to as “the Telecommunications Authority” herein.

Comments from the CEO, Sureyya Ciliv

In the first quarter of 2010, Turkcell Group revenues increased to TRY2.25 billion with EBITDA of TRY711.3 million and net income of TRY417.6 million.  Turkcell Group achieved revenue growth of 7 % driven by our strong performance in the Turkish mobile market and a gradual macroeconomic recovery in our key markets.

In the Turkish market, we have adapted to critical changes mainly characterized by lower interconnection rates and maximum price cap levels and have also prepared for the transition to TRY-based pricing from counter based pricing for our prepaid subscribers, all of which came into effect as of April 1, 2010.  We believe that we have ensured a smooth and transparent transition through these changes by redesigning our tariffs and offers with an emphasis on achieving an optimum balance between our revenue growth and customer expectations.

In Turkey, despite market challenges, our market leader position remains unchanged and we remain as confident as ever to continue to lead the mobile market.  For this purpose, we will

2

First Quarter 2010 Results

continue to undertake major investments in our 3G and fixed fiber backbone networks in 2010.  We believe these investments are vital to continue to win against competition and create future value for our shareholders.

As always, our people remain central to our continued success.  I would like to thank all of our customers, employees, business partners, and shareholders for their continued support.

OVERVIEW OF THE QUARTER

Following a very difficult year, the competitive environment in the Turkish mobile market remained challenging in the first quarter of 2010.  Despite some recovery in macroeconomic conditions, mobile line penetration in the first quarter fell to 84%, down from 87% in the previous quarter, mainly due to a drop in multiple SIM card usage, which has decreased to 14% from 19% since the implementation of Mobile Number Portability.  We expect the declining trend in multiple SIM card usage to continue and mobile line penetration to decrease to around 80% by the year end despite the increase in data SIM cards.  However, we do not anticipate any major changes in market composition in 2010.

In February 2010, the Telecommunications Authority (“the Authority”) ruled to decrease Mobile Termination Rates (“MTRs”) and maximum price levels for telecommunication services in the Turkish market, effective from April 1, 2010.  The exact impact of the Authority’s most recent decisions on pricing and traffic trends going forward is at present difficult to assess.  However, in terms of market conditions, we have seen signs of more rational competitive behavior with some limitations to usage incentives and price adjustments during 1Q 2010.  We expect this trend to continue going forward.

In a competitive environment where the focus of all operators is on valuable and postpaid subscribers, we maintained our market leadership by consistently focusing on our unique value propositions.  During this period, we continued to focus on mobile data and services business by encouraging mobile data usage with attractive offers and differentiating Turkcell with 12 total applications for our subscribers which are intended to ease and enrich their lives.  Similarly, during the transition from a unit to a TRY-based system, we redesigned our offers by consistently providing our subscribers with transparent and attractive tariffs.  Throughout this quarter, we also maintained our value focus, while promoting mobile data and services usage across all segments.  At the same time, thanks to our superior 3G offering in Turkey, our data revenues grew by 69.6% to TRY 92.1 million, leading to an increase in the share of mobile data and services revenues in Turkcell Turkey’s revenues by 2.7 pp to 19%.  On a consolidated basis, our mobile data and services revenues reached TRY414 million while the portion of our consolidated mobile data and services revenues increased to 18.4% of our consolidated revenues compared to 15.7% in the first quarter of last year.

Going forward, we remain determined to capitalize on the considerable growth potential in mobile data, which we believe will have a positive impact on overall market growth in Turkey.  As usual, Turkcell will continue to emphasize value and profitability by pursuing a differentiation and diversity focused business model rather than focusing solely on voice.

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First Quarter 2010 Results

Overview of the Macroeconomic Environment

	Q109	Q409	Q110	y/y % chg	q/q % chg
TRY / $ rate
Closing Rate	1.6880	1.5057	1.5215	(9.9%)	1.0%
Average Rate	1.6407	1.4863	1.5109	(7.9%)	1.7%
INFLATION
Consumer Price Index	1.0%	4.3%	3.9%	2.9 pp	(0.4 pp)
GDP Growth	(13.8%)	6.0%	n/a	‐‐	‐‐
UAH/ $
Closing Rate	7,700	7,985	7,925	2.9%	(0.8%)
Average Rate	7,700	7,993	7,982	3.7%	(0.1%)

Despite the 9% year-on-year TRY appreciation against the US dollar during the first quarter, the trend compared to the previous quarter was slightly negative with the TRY depreciating by 1.7%.  In the fourth quarter of 2009, GDP grew by 6.0%.  In the first quarter of 2010 the Ukrainian Hrvinia devalued by 2.9% year-on-year against the US dollar.

Financial and Operational Review of the First Quarter 2010

The following discussion focuses principally on the developments and trends in our business in the first quarter of 2010 in TRY terms.  Selected financial information for the first quarter of 2009, fourth quarter of 2009 and first quarter of 2010 is also included at the end of this press release.

For your convenience, selected financial information in US dollars and in TRY prepared in accordance with IFRS, and in TRY prepared in accordance with the Capital Markets Board of Turkey’s standards is also included at the end of this press release.

Financial Review

(million TRY)			Quarter
Profit & Loss Statement	Q109	Q409	Q110	y/y % chg	q/q % chg

Total Revenue	2,103.4	2,260.6	2,249	6.9%	(0.5%)
Direct cost of revenue	(1,033.6)	(1,321.2)	(1,278)	23.6%	(3.3%)
Depreciation and amortization	(193.8)	(281.3)	(255.9)	32.0%	(9.0%)
Gross Margin	50.9%	41.6%	43.2%	(7.7 pp)	1.6 pp
Administrative expenses	(98.2)	(122.0)	(124)	26.3%	1.6%
Selling and marketing expenses	(391.8)	(416.8)	(392)	0.1%	(6.0%)
EBITDA*	773.6	681.9	711	(8.1%)	4.3%
EBITDA Margin	36.8%	30.2%	31.6%	(5.2 pp)	1.4 pp
Net financial income / expense)	177.4	108.4	66.1	(62.7%)	(39.0%)
Financial expense	(55.5)	(21.5)	(50.2)	(9.5%)	133.5%
Financial income	232.9	129.9	116.3	(50.1%)	(10.5%)
Share of profit of associates	15.1	39.3	46.1	205.3%	17.3%
Income tax expense	(196.9)	(117.0)	(126.7)	(35.7%)	8.3%
Net Income	562.7	252.8	417.6	(25.8%)	65.2%
* EBITDA is a non-GAAP financial measure.  See pages 12-13 for the reconciliation of EBITDA to net cash from operating activities.

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First Quarter 2010 Results

Revenue: Turkcell’s consolidated revenues grew by 6.9% year-on-year to TRY2,249 million as a result of higher mobile voice usage and a strong performance in the mobile data and services business in Turkey as well as higher interconnect revenues due to increase in off-net traffic.  Superonline’s business which increased its revenues by 62.0% to TRY71.2 million (TRY43.9 million) and Best in Belarus contributed positively by increasing its revenues to TRY15.8 mn (TRY1.8 million).  However, the contribution from our betting business Inteltek declined significantly as a result of the lower commission rates under its new contract.  Inteltek’s revenue during the first quarter of 2010 declined by 73.4% to TRY11.0 million compared to the same period last year.

In the first quarter of 2010, Turkcell Turkey’s interconnect revenues increased by 2.8 pp and constituted 11.0% of Turkcell Turkey’s total revenues compared to a year ago, while its share in consolidated group revenues increased by 2.6 pp to 9.8%.

Quarter-on-quarter, Turkcell Group revenue decreased by 0.5%, mainly due to the lower subscriber base and lower contribution from consolidated subsidiaries.

In 2010, we expect a moderate growth in our consolidated TRY revenues.

Direct cost of revenues: Direct cost of revenues including depreciation and amortization increased by 23.6% to TRY1,278 million, representing 56.8% of total revenues compared to 49.1% in the first quarter of 2009.  This was mainly due to higher interconnect costs (4.9 percentage points) related to increasing off-net usage, depreciation and amortization expenses (2.2 percentage points), an increase in fixed network expenses (0.4 pp) and other expenses (0.2 percentage points).

Compared to the previous quarter, gross profit margin increased by 1.6 pp as a result of a decrease in interconnect costs by 0.3 pp due to decrease in off-net traffic, network expenses by 0.6 pp and depreciation expenses by 1.2 pp, while wages and salaries increased by 0.3 pp.

In the first quarter of 2010, Turkcell Turkey’s interconnect cost increased by 5.6 pp and represented 10.8% of Turkcell Turkey’s total revenues compared to a year ago, while its share in consolidated group revenues increased by 5.1 pp to 9.7%.

Selling and marketing expenses: Selling and marketing expenses as a percentage of total revenues decreased by 1.2 percentage points to 17.4% in the first quarter of 2010 due to higher revenue base.

Compared to the previous quarter, selling and marketing expenses decreased by 6.0% and declined by 1.0 percentage points as a percentage of revenue due to lower marketing expenses, frequency usage fee payments, and commissions paid to dealers.

Administrative expenses: General and administrative expenses as a percentage of revenue increased by 0.8 percentage points year-on-year to 5.5% mainly due to higher bad debt expenses, which increased along with the increasing number of postpaid subscribers and promotional handset campaigns following the 3G rollout and MNP impact.

Compared to the fourth quarter of 2009, general and administrative expenses increased by 2.0%, up by 0.1 percentage points as a proportion of revenues.

5

First Quarter 2010 Results

EBITDA1: Nominal EBITDA declined by 8.1% to TRY711.3 million and the EBITDA margin by 5.2 percentage points to 31.6% compared to the same period of last year.  This was mainly due to an increase in interconnection cost by TRY119.4 million (4.9 percentage points) on the back of higher off-net traffic, bad debt expenses (0.6 percentage points), fixed network expenses (0.4 percentage points), wages and salaries (0.5 percentage points), despite lower frequency usage fees (0.7 percentage points) due to a decrease in the prepaid subscriber base and selling expenses (0.7 percentage points).

Turkcell Group EBITDA margin improved by 1.4 percentage points compared to the fourth quarter of 2009 reflecting lower interconnection costs and fixed network expenses as well as sales and marketing expenses.

In 2010, we expect a moderate growth in our consolidated EBITDA in TRY terms.

Share of profit of equity accounted investees: In the first quarter of 2010, our share in net income of unconsolidated investees, consisting of the net income/(expense) impact of Fintur and A-Tel, increased by 205% to TRY46 million mainly due to the improved performance of Fintur’s operation in Kazakhstan and foreign exchange rate impact.

The results of our 50%-owned subsidiary A-Tel impacted two items in our financial statements.  A-Tel’s revenue generated from Turkcell, amounting to TRY11.8 million, is netted off from the selling and marketing expenses in our consolidated financial statements.  The difference between the total net impact of A-Tel and the amount netted off from selling and marketing expenses amounted to TRY9.3 million and is recorded in the ‘share of profit of equity accounted investees’ line of our financial statements.

Net finance income/(expense): We recorded net financial income of TRY66.1 million compared to TRY177.4 million in the same quarter of 2009 mainly reflecting the decline in interest received from deposits mainly due to a decrease in interest rates, a TRY8.5 million translation loss as opposed to a TRY78.1 million gain recorded last year, and despite the effect of a one-time interest expense recorded in Q1 2009 due to a dispute regarding transmission lines.

Income tax expense: The total taxation charge decreased to TRY126.7 million from TRY196.9 million in the same quarter of last year primarily due to lower operational profit and financial income.  The taxation charge in the fourth quarter of 2009 was TRY117.0 million.

Of the total tax charge, TRY66.3 million was related to current tax charges and a deferred tax expense of TRY60.4 million was realized during the quarter.

(million TRY)	Q109	Q409	Q110	y/y % chg	q/q % chg

Current tax expense	(137.4)	(133.5)	(66.3)	(51.7%)	(50.3)
Deferred Tax income / (expense)	(59.5)	16.5	(60.4)	1.5%	n.m.
Income Tax expense	(196.9)	(117.0)	(126.7)	35.7%	8.3%

1 EBITDA is a non-GAAP financial measure.  See pages 12-13 for the reconciliation of EBITDA to net cash from operating activities.

6

First Quarter 2010 Results

Net income: Net income declined by 25.8% year-on-year to TRY417.6 million and net income margin by 8.2 percentage points to 18.6% mainly due to a decrease in EBITDA, translation loss recorded, increase in depreciation and amortization expenses as well as TRY42.2 million of litigation provisions recorded during the quarter due to the Authority’s recent administrative fine announced on April 28, 2010 regarding maximum pricing and some marketing campaigns, while Fintur’s contribution increased by 90% to TRY55 million (TRY29 million).

The quarter-on-quarter increase of 65.2% in net income was mainly due to the effect of litigation provisions, fixed asset write-offs, and the impairment charges registered in the last quarter of 2009 despite the negative impact of TRY42.2 million of litigation provisions recorded during the quarter due to the Authority’s recent administrative fine announced on April 28, 2010 regarding maximum pricing and some marketing campaigns.

Total Debt: Consolidated debt amounted to TRY2,297.9 million as of March 31, 2009.  TRY910.3 million of this was related to Turkcell’s Ukrainian operations.  TRY1,591.1 million of our consolidated debt is at a floating rate and TRY1,023.3 million will mature in less than a year.  As of March 31, 2010 our debt/annual EBITDA ratio is 78.8%.

Consolidated Cash Flow (million TRY)	Q109	Q409	Q110

EBITDA*	774	682	711
LESS:
Capex and License	(425)	(637)	(367)
Turkcell	(307)	(269)	(180)
Ukraine**	(71)	(163)	(41)
Investment & Marketable Securities	(127)	(151)	42
Net Interest Income/Expense	99	45	75
Other	(443)	288	(705)
Net Change in Debt	(8)	518	(36)
Cash Generated	(130)	745	(280)
Cash Balance	4,799	4,661	4,381

(*) EBITDA is a non-GAAP financial measure.  See pages 12-13 for the reconciliation of EBITDA to net cash from operating activities.
(**)The devaluation of local currency against USD is included in this line.

Cash Flow Analysis: Capital expenditures in the first quarter of 2010 amounted to TRY 366.6 million, of which TRY 180 million was related to Turkcell Turkey, TRY 41.3 million to our Ukrainian operations, TRY 74.4 million to Superonline and TRY54.7 million to Belarusian operations.

We plan to spend up to $1.5 billion in 2010 in Turkey and for our international subsidiaries of which approximately $650 million for Turkcell Turkey, $340 million for Superonline, and $400 million for international subsidiaries.

Dividend Distribution
On April 29, 2010, the Turkcell Board of Directors’ dividend distribution proposal was approved at the Ordinary General Assembly of Shareholders.  The distribution of cash

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First Quarter 2010 Results

dividends is in an amount of approximately TRY859.3 million (approximately $573.5 million as of April 29, 2010).

This corresponds to 50.1% of Turkcell’s distributable net income of 2009 and represents a net and gross cash dividend of TRY0.39 (approximately $0.26 as of April 29, 2010) per ordinary share with a nominal value of TRY1 and approximately TRY0.98 (approximately $0.65 as of April 29, 2010) per ADR.  (Dollar figures are calculated based on Turkish Central Bank’s TRY/$ exchange rate of 1.4984 for April 29, 2010)

Operational Review

Summary of Operational Data	Q109	Q409	Q110	y/y % chg	q/q % chg

Number of total subscribers (million)	36.4	35.4	34.3	(5.8%)	(3.1%)
Number of postpaid subscribers (million)	7.8	9.4	9.3	19.2%	(1.1%)
Number of prepaid subscribers (million)	28.6	26.0	24.9	(12.9%)	(4.2%)
ARPU (Average Monthly Revenue per User), blended (US$)	10.4	12.5	12.8	23.1%	2.4%
ARPU, postpaid (US$)	25.3	26.3	26.5	4.7%	0.8%
ARPU, prepaid (US$)	6.5	7.7	7.7	18.5%	-
ARPU, blended (TRY)	17.1	18.6	19.4	13.5%	4.3%
ARPU, postpaid (TRY)	41.4	39.0	40.4	(2.4%)	3.6%
ARPU, prepaid (TRY)	10.6	11.5	11.6	9.4%	0.9%
Churn (%)	8.2%	9.7%	11.1%	2.9pp	1.4pp

MOU (Average Monthly Minutes of usage per subscriber), blended	107.0	153.6	153.3	43.3%	(0.2%)

Subscribers: As of March 31, 2010, our subscriber base totaled 34.3 million (36.4 million).  The composition of the subscriber base improved in favor of the postpaid to 27.1% (21.4%), in line with our value focus.

In the first quarter of 2010, we focused on retaining valuable and postpaid subscribers.  During this quarter, we lost 1.1 million subscribers the majority of which were prepaid subscribers.  The main reason for the contraction in the postpaid subscriber base by 70,000 and in the prepaid subscriber base by 1 million was the increase in port-outs following the implementation of mobile number portability, and a contraction in the overall market.

During 2010, we expect slow paced growth in our post-paid subscriber base compared to 2009 and our pre-paid subscriber base to contract further.

Churn Rate: Churn refers to voluntarily and involuntarily disconnected subscribers.  In the first quarter of 2010, our churn rate increased to 11.1% from 8.2% a year ago mainly due to the challenging competitive environment.

MoU: Our blended minutes of usage per subscriber (“MoU”) increased to 153.3 minutes, up by 43.1% compared to the first quarter of last year.  In addition to improvement in consumer

8

First Quarter 2010 Results

sentiment and effective communication of our successful campaigns and tariffs aimed at all segments, we sustained solid MoU growth in the first quarter of 2010.

In 2010, we anticipate MoU to increase at a slower rate as our incentives and loyalty programs continue in a cost sensitive manner.

ARPU: Blended average revenue per user (“ARPU”) in TRY terms increased by 13.5% to TRY19.4 compared to the same quarter in 2009 due to the positive impact of mobile data and higher MoU.  In 2010, we expect ARPU to increase in TRY terms.

Post-paid ARPU in TRY terms was TRY40.4 with a 2.4% year-on-year decrease, mainly due to an increase in subscriptions to minute packages and data lines and the dilutive impact of pre-paid subscribers switched to the post-paid segment.

Pre-paid ARPU in TRY terms increased by 9.4% to TRY11.6 in the first quarter of 2010, mainly due to the effects of the attractive tariffs and campaigns.

Regulatory Environment

In February 2010 the Authority revised termination rates for the Turkish market effective as of April 1, 2010 and reduced Turkcell’s Mobile Termination Rates (“MTR”) by 52% to TRY0.0313 down from TRY0.0655, following the 28% reduction in 2009.  Recent rates announced by the Authority maintained the asymmetry between the mobile operators.  The asymmetry between Turkcell and Avea remained unchanged at 18% and between Turkcell and Vodafone at 3%.

Additionally, the Authority reduced maximum prices for all mobile operators in February 2010 down to TRY0.40/min (VAT&SCT included), effective as of April 1, 2010.

We believe that some of the Authority’s decisions constitute interference with our retail pricing and may be in conflict with our license agreement and infringes competition rules.  We therefore filed two lawsuits in the Highest Administrative Court in April 2010.

Separately, on April 28, 2010, the Authority announced on its website that it has fined Turkcell in the amount of TRY 53,467,062 for the alleged non-compliance with the “GSM Maximum Tariff Schedule” dated March 25, 2009.  As per a separate decree dated April 7, 2010, the Authority has also fined Turkcell in the amount of TRY4,008,026 with regards to a subscriber complaint and in the amount of TRY374,152 with regards to a subscriber dissatisfaction resulting from a technical problem in a tariff.  Turkcell will evaluate and take the necessary legal steps regarding these administrative fines, which total TRY57,849,240.  As per the decrees published and in line with IFRS guidelines we set aside TRY42.2 million of legal reserves in our first quarter 2010 financials.

Turkcell Group Subscribers

We have approximately 62.0 million mobile subscribers as of March 31, 2010.  This figure is calculated by taking the number of mobile subscribers in Turkcell and each of our subsidiaries and unconsolidated investees.  This figure includes the total number of mobile subscribers at Astelit, BeST, in our operations in the Turkish Republic of Northern Cyprus (“Northern Cyprus”) and Fintur.

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First Quarter 2010 Results

Turkcell Group Subscribers (million)	Q109	Q409	Q110	y/y % chg	q/q % chg

Turkcell	36.4	35.4	34.3	(5.8%)	(3.1%)
Ukraine	11.5	12.2	11.9	3.5%	(2.5%)
Fintur	12.8	13.6	14.1	10.2%	3.7%
Northern Cyprus	0.3	0.3	0.3	‐	‐
Belarus	0.4	1.2	1.4	250.0%	16.7%
TURKCELL GROUP	61.4	62.7	62.0	1.0%	(1.1%)

International Operations

Astelit

Astelit, in which we hold a 55% stake through Euroasia, has operated in Ukraine since February 2005 under the brand “life:)”.

•	Astelit’s revenue increased by 4.9% to $83.0 million compared to the first quarter of 2009. In local currency terms, revenues in the first quarter increased by 8.9% year‐on‐year.

•
In the first quarter Astelit’s increased focus on value resulted in higher operational profitability compared to a year ago.  The main drivers of this increase were the tariff redesigns, focusing on profitability per subscriber and cost cutting measures.

•
Astelit recorded EBITDA of $5.8 million in the first quarter of 2010.  The EBITDA margin increased by 2.4 percentage points to 7.0%, from 4.6% in the same period of last year, mainly due to the decreasing share of interconnection costs as a percentage of revenue and lower selling and marketing expenses.

•
Astelit’s subscribers declined to 11.9 million compared to 12.2 million at the end of 2009 due to redesigning of tariffs with an interconnect cost sensitive approach and pursuing a more value focused strategy in the market.  The 3 month active subscriber base was flat at 8.0 million.

•	The 3 month active ARPU remained flat year on year. MoU decreased slightly by 1.1% to 156.2 minutes.

Summary Data for Astelit			Quarter
	Q109	Q409	Q110	y/y % chg	q/q % chg

Number of subscribers (million)
Total	11.5	12.2	11.9	3.5%	(2.5%)
Active (3 months)[1]	8.0	7.8	8.0	‐	2.6%

MoU (minutes)	157.9	158.2	156.2	(1.1%)	(1.3%)

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First Quarter 2010 Results

Average Revenue per User (ARPU) in US$
Total	2.3	2.6	2.3	-	(11.5%)
Active (3 months)	3.5	4.0	3.5	-	(12.5%)

Revenue (UAH)	609	742	663	8.9%	(10.6%)

Revenue (US$)	79.1	92.8	83.0	4.9%	(10.6%)
EBITDA[2] (US$)	3.6	6.9	5.8	61.1%	(15.9%)
EBITDA margin	4.6%	7.4%	7.0%	2.4%	(0.4%)
Net Loss (US$)	(24.4)	(25.2)	(26.5)	8.6%	5.2%
Capex (US$)	42.2	106.8	27.1	(35.8%)	(74.6%)
1 Active subscribers are those who in the past three months made a transaction which brought revenue to the Company.
2 EBITDA is a non-GAAP financial measure.  See page 12-13 for the reconciliation of Euroasia’s EBITDA to net cash from operating activities.  Euroasia holds 100 % stake in Astelit.

Fintur

Turkcell holds a 41.45% stake in Fintur and through Fintur has interests in Mobile operations in Kazakhstan, Azerbaijan, Moldova, and Georgia.

In the first quarter of 2010, Fintur generally maintained its market positions and added approximately 0.5 million net new subscribers with its total subscriber base reaching 14.1 million.  Fintur’s consolidated revenue increased slightly by 1.4% year on year to $378.4 million in.

We account for our investment in Fintur using the equity method.  Fintur’s contribution to net income increased to TRY55.4 million in the first quarter of 2010 from TRY29.0 a year ago mainly due to foreign exchange rate impact.

FINTUR			Quarter
	Q109	Q409	Q110	y/y % chg	q/q % chg
Subscriber (million)
Kazakhstan	7.1	7.2	7.5	5.6%	4.2%
Azerbaijan	3.6	3.8	4.0	11.1%	5.3%
Moldova	0.6	0.7	0.7	16.7%	-
Georgia	1.6	1.9	1.9	18.8%	-
TOTAL	12.8	13.6	14.1	10.2%	3.7%
Revenue (US$ million)
Kazakhstan	198.2	231.2	208.0	4.9%	(10.0%)
Azerbaijan	119.4	127.3	117.0	(2.0%)	(8.1%)
Moldova	14.5	16.8	13.8	(4.8%)	(17.9%)
Georgia	40.7	44.8	39.1	(3.9%)	(12.7%)
Other*	‐	‐	0.5	-	‐
TOTAL	372.8	420.1	378.4	1.5%	(9.9%)
(*)includes intersegment eliminations

11

First Quarter 2010 Results

Reconciliation of Non-GAAP Financial Measures

We believe that EBITDA is a measure commonly used by companies, analysts and investors in the telecommunications industry, which enhances the understanding of our cash generation ability and liquidity position and assists in the evaluation of our capacity to meet our financial obligations.  We also use EBITDA as an internal measurement tool and, accordingly, we believe that the presentation of EBITDA provides useful and relevant information to analysts and investors.

Beginning from the 2006 fiscal year, we have revised the definition of EBITDA which we use and we report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The EBITDA definition used in our previous press releases and announcements had included Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses, translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).  Our new EBITDA definition includes Revenue, Direct Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses and Administrative expenses, but excludes translation gain/(loss), financial income, share of profit of equity accounted investees, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

EBITDA is not a measure of financial performance under IFRS and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

TURKCELL US$ million	Q109	Q409	Q110	y/y % chg	q/q % chg

EBITDA	472.2	459.1	470.7	(0.3%)	2.5%
Income Tax Expense	(120.1)	(78.7)	(83.9)	(30.1%)	6.6%
Other operating income/(expense)	1.2	(90.6)	(26.5)	(2,308,3%)	(70.8%)
Financial income	1.8	(3.9)	3.5	94.4%	(189.7%)
Financial expense	(32.9)	(60.0)	(26.1)	(20.7%)	(56.5%)
Net increase/(decrease) in assets and liabilities	(286.7)	178.7	(373.3)	30.2%	(308.9%)
Net cash from operating activities	35,6	404.6	(35.6)	(200.3%)	(108.8%)

12

First Quarter 2010 Results

EUROASIA (Astelit) US$ million	Q109	Q409	Q110	y/y % chg	q/q % chg

EBITDA	3.6	6.9	5.86	1.1%	(15.9%)
Other operating income/(expense)	0.9	(0.4)	‐	n.m.	n.m.
Financial income	0.6	0.8	0.2	(66.7%)	(75.0%)
Financial expense	(11.7)	(13.9)	(14.3)	22.2%	2.9%
Net increase/(decrease) in assets and liabilities	16.1	18.6	26.3	63.4%	41.4%
Net cash from operating activities	9.5	12.0	18.0	89.5%	50.0%

Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “may,” “will,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “continue.”  In particular, this document contains forward looking statements regarding our expectations for competition in the Turkish mobile market and our 2010 revenues, EBITDA, subscriber levels, MOU and ARPU.  These assumptions include (I) our assessment of the cost structures and marketing strategies of our competitors, (II) that the Telecommunications Authority does not impose further limitations on our tariffs and interconnection pricing and that other regulatory actions do not infringe upon our business, (III) that our customers continue to respond positively to our data and value added services, (IV) that we are able to continue to retain and attract high value customers with these and other services, (V) that the Superonline and non-Turkish mobile businesses continue to grow at projected rates and within projected financing expectations, (VI) that the Turkish economy and the other economies in which we operate continue their recoveries and are not subject to further shocks or crises, and that relevant currency exchange rates remain stable.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2007 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein.

We undertake no duty to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

www.turkcell.com.tr

13

First Quarter 2010 Results

ABOUT TURKCELL
Turkcell is the leading communications and technology company in Turkey with 34.3 million postpaid and prepaid customers and a market share of approximately 56% as of March 31, 2010 (Source: Our estimations, operators’ and Authority’s announcements).  Turkcell provides high quality data and voice services to approximately 70% of the Turkish population with its 3G and EDGE technology supported network.  Turkcell reported TRY 2.2 billion ($1.5 billion) net revenue for the period ended March 31, 2010 and its total assets reached TRY 14.3 billion ($9.3 billion) as of March 31, 2010.  Turkcell is the only Turkish operator among the global operators to have implemented HSDPA+ and has become one of the first operators in the world to reach to 42.2 Mbps speed with its 3G network, as of March 5th 2010.  Turkcell is a leading regional player and has interests in international mobile operations in Azerbaijan, Belarus, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine which, together with its Turkish operations, had approximately 62 million subscribers as of March 31, 2010.  Turkcell has been listed on the NYSE and the ISE since July 2000 and is the only NYSE-listed company in Turkey and is among the top 15% companies listed on NYSE by its size.  51.00% of Turkcell’s share capital is held by Turkcell Holding, 0.05% by Cukurova Group, 13.07% by Sonera Holding, 2.32% by M.V. Group and 0.08% by others while the remaining 33.48% is free float.  Read more at http://www.turkcell.com.tr/en

For further information please contact Turkcell

Corporate Affairs
Koray Öztürkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors:	Media:
Nihat Narin, Investor Relations	Filiz Karagul Tuzun, Corporate Communications
Tel: + 90-212-313-1244	Tel: + 90-212-313-2304
Email: nihat.narin@turkcell.com.tr	Email: filiz.karagul@turkcell.com.tr
investor.relations@turkcell.com.tr

14

First Quarter 2010 Results

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (TRY Million)

	Quarter Ended March 31, 2009	Quarter Ended December 31, 2009	12 months December 31, 2009	Quarter Ended March 31, 2010
Consolidated Statement of Operations Data
Revenues
Communication fees	1,976.3	2,164.2	8,575.7	2,157.7
Commission fees on betting business	41.4	23.0	66.1	10.8
Monthly fixed fees	18.3	16.1	66.0	19.0
Simcard sales	8.0	6.9	35.3	7.0
Call center revenues and other revenues	59.4	50.4	193.3	54.5
Total revenues	2,103.4	2,260.6	8,936.4	2,249.0
Direct cost of revenues	(1,033.6)	(1,321.2)	(4,769.3)	(1,277.5)
Gross profit	1,069.8	939.4	4,167.1	971.5
Administrative expenses	(98.2)	(122.0)	(421.2)	(124.4)
Selling & marketing expenses	(391.8)	(416.8)	(1,676.2)	(391.7)
Other Operating Income / (Expense)	2.1	(172.5)	(164.6)	(40.3)

Operating profit before financing costs	581.9	228.1	1,905.1	415.1
Finance costs	(55.5)	(21.5)	(287.1)	(50.2)
Finance income	232.9	129.9	510.9	116.3
Share of profit of equity accounted investees	15.1	39.3	118.8	46.1
Income before taxes and minority interest	774.4	375.8	2,247.7	527.3
Income tax expense	(196.9)	(117.0)	(529.1)	(126.7)
Income before minority interest	577.5	258.8	1,718.6	400.6
Non-controlling interests	(14.8)	(6.0)	(17.0)	17.0
Net income	562.7	252.8	1,701.6	417.6

Net income per share	0.255773	0.114909	0.773455	0.189818

Other Financial Data

Gross margin	51%	42%	47%	43%
EBITDA(*)	773.6	681.9	2,978.4	711.3
Capital expenditures	425.3	637.2	2,664.0	366.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,799.3	4,660.9	4,660.9	4,380.6
Total assets	12,916.5	14,034.3	14,034.3	14,192.6
Long term debt	289.1	1,236.4	1,236.4	1,274.6
Total debt	1,311.3	2,276.6	2,276.6	2,297.9
Total liabilities	4,047.3	5,156.4	5,156.4	4,914.6
Total shareholders’ equity / Net Assets	8,869.2	8,877.9	8,877.9	9,278.0

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 12-13
** For further details, please refer to our consolidated financial statements and notes as at 31 March 2010 on our web site.

15

First Quarter 2010 Results

TURKCELL ILETISIM HIZMETLERI A.S.
IFRS SELECTED FINANCIALS (US$ MILLION)

	Quarter Ended March 31, 2009	Quarter Ended December 31, 2009	12 months December 31, 2009	Quarter Ended March 31, 2010

Consolidated Statement of Operations Data
Revenues
Communication fees	1,205.4	1,456.1	5,557.3	1,427.9
Commission fees on betting business	25.3	15.6	42.7	7.1
Monthly fixed fees	11.2	10.8	42.5	12.5
Simcard sales	4.9	4.7	22.9	4.6
Call center revenues and other revenues	36.3	33.9	124.6	36.1
Total revenues	1,283.1	1,521.1	5,790.0	1,488.2
Direct cost of revenues	(630.7)	(888.7)	(3,097.1)	(845.2)
Gross profit	652.4	632.4	2,692.9	643.0
Administrative expenses	(59.9)	(82.0)	(273.1)	(82.3)
Selling & marketing expenses	(238.7)	(280.4)	(1,085.1)	(259.2)
Other Operating Income / (Expense)	1.4	(115.6)	(110.3)	(26.4)

Operating profit before financing costs	355.2	154.4	1,224.4	275.1
Finance costs	(33.6)	(14.4)	(187.5)	(33.3)
Finance income	142.1	87.4	329.6	77.1
Share of profit of equity accounted investees	9.6	26.4	78.4	30.5
Income before taxes and minority interest	473.3	253.8	1,444.9	349.4
Income tax expense	(120.1)	(78.7)	(340.1)	(83.9)
Income before minority interest	353.2	175.1	1,104.8	265.5
Non-controlling interests	(9.0)	(4.0)	(10.8)	11.2
Net income	344.2	171.1	1,094.0	276.7

Net income per share	0.156465	0.077754	0.497269	0.125794

Other Financial Data

Gross margin	51%	42%	47%	43%
EBITDA(*)	472.2	459.1	1,925.4	470.7
Capital expenditures	252.0	401.7	1,769.3	240.9

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	2,843.2	3,095.5	3,095.5	2,879.1
Total assets	7,651.9	9,320.8	9,320.8	9,328.0
Long term debt	171.3	821.2	821.2	837.7
Total debt	776.9	1,512.0	1,512.0	1,510.3
Total liabilities	2,397.7	3,424.6	3,424.6	3,230.1
Total equity	5,254.2	5,896.2	5,896.2	6,097.9

* Please refer to the notes on reconciliation of Non-GAAP Financial measures on page 12-13
** For further details, please refer to our consolidated financial statements and notes as at 31 March 2010 on our web site.

16

First Quarter 2010 Results

TURKCELL ILETISIM HIZMETLERI A.S.
CMB SELECTED FINANCIALS (TRY Million)

	Quarter Ended March 31, 2009	Quarter Ended December 31, 2009	12 months December 31, 2009	Quarter Ended March 31, 2010
Consolidated Statement of Operations Data
Revenues
Communication fees	1,976.3	2,164.2	8,575.7	2,157.7
Commission fees on betting business	41.4	23.0	66.1	10.8
Monthly fixed fees	18.3	16.1	66.0	19.0
Simcard sales	8.0	6.9	35.3	7.0
Call center revenues and other revenues	59.4	50.4	193.3	54.4
Total revenues	2,103.4	2,260.6	8,936.4	2,248.9
Direct cost of revenues	(1,029.3)	(1,316.1)	(4,752.6)	(1,274.7)
Gross profit	1,074.1	944.5	4,183.8	974.2
Administrative expenses	(98.2)	(122.0)	(421.2)	(124.4)
Selling & marketing expenses	(391.8)	(416.8)	(1,676.2)	(391.7)
Other Operating Income / (Expense)	2.4	(170.3)	(162.3)	(40.2)

Operating profit before financing costs	586.5	235.4	1,924.1	417.9
Finance costs	(55.5)	(21.5)	(287.1)	(50.2)
Finance income	232.9	129.9	510.9	116.3
Share of profit of equity accounted investees	15.1	39.3	118.8	46.1
Income before taxes and minority interest	779.0	383.1	2,266.7	530.1
Income tax expense	(198.1)	(118.4)	(533.0)	(127.3)
Income before minority interest	580.9	264.7	1,733.7	402.8
Non-controlling interests	(14.8)	(5.9)	(17.0)	17.0
Net income	566.1	258.8	1,716.7	419.8

Net income per share	0.257310	0.117634	0.780325	0.190847

Other Financial Data

Gross margin	51%	42%	47%	43%
EBITDA	773.6	681.9	2,978.9	711.3
Capital expenditures	425.3	637.2	2,664.0	366.6

Consolidated Balance Sheet Data (at period end)
Cash and cash equivalents	4,799.3	4,660.9	4,660.9	4,380.6
Total assets	12,846.7	13,978.9	13,978.9	14,139.9
Long term debt	289.1	1,236.4	1,236.4	1,274.6
Total debt	1,311.3	2,276.6	2,276.6	2,297.9
Total liabilities	4,034.8	5,146.7	5,146.7	4,905.5
Total shareholders’ equity / Net Assets	8,811.9	8,832.2	8,832.2	9,234.4

** For further details, please refer to our consolidated financial statements and notes as at 31 March 2010 on our web site.

17

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Note	31 March 2010	31 December 2009
Assets
Property, plant and equipment	12	2,675,287	2,652,222
GSM and other telecommunication operating licences	13	1,031,898	1,058,098
Computer software	13	603,690	595,218
Other intangible assets	13	260,062	244,665
Investments in equity accounted investees	14	419,948	383,490
Other investments	15	34,394	34,755
Due from related parties	33	14,554	21,039
Other non-current assets	16	99,095	75,120
Deferred tax assets	17	2,663	2,058
Total non-current assets		5,141,591	5,066,665

Inventories		25,108	28,205
Other investments	15	37,623	62,398
Due from related parties	33	100,182	108,843
Trade receivables and accrued income	18	806,704	783,752
Other current assets	19	337,685	175,417
Cash and cash equivalents	20	2,879,121	3,095,486
Total current assets		4,186,423	4,254,101

Total assets		9,328,014	9,320,766

Equity
Share capital	21	1,636,204	1,636,204
Share premium	21	434	434
Capital contributions	21	22,772	22,772
Reserves	21	(575,291)	(512,095)
Retained earnings	21	4,989,000	4,712,254
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS		6,073,119	5,859,569

Non-controlling interests	21	24,785	36,632

Total equity		6,097,904	5,896,201

Liabilities
Loans and borrowings	24	837,726	821,179
Employee benefits	25	29,794	27,776
Provisions	27	6,697	5,676
Trade payables		1,182	-
Other non-current liabilities	23	158,505	154,991
Deferred tax liabilities	17	157,299	118,432
Total non-current liabilities		1,191,203	1,128,054

Bank overdraft	20	6,329	5,244
Loans and borrowings	24	672,555	690,780
Income taxes payable	11	46,142	93,260
Trade and other payables	28	915,829	1,038,762
Due to related parties	33	16,321	14,780
Deferred income	26	194,449	248,518
Provisions	27	187,282	205,167
Total current liabilities		2,038,907	2,296,511

Total liabilities		3,230,110	3,424,565

Total equity and liabilities		9,328,014	9,320,766

The notes on page 7 to 96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
For the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Three months ended 31 March
	Note	2010	2009

Revenue	7	1,488,182	1,283,105
Direct cost of revenue		(845,209)	(630,655)
Gross profit		642,973	652,450

Other income		6,242	4,786
Selling and marketing expenses		(259,231)	(238,674)
Administrative expenses		(82,295)	(59,862)
Other expenses	8	(32,570)	(3,469)
Results from operating activities		275,119	355,231

Finance income	10	77,054	142,130
Finance costs	10	(33,340)	(33,610)
Net finance income/ (costs)		43,714	108,520

Share of profit of equity accounted investees	14	30,494	9,634
Profit before income tax		349,327	473,385

Income tax expense	11	(83,866)	(120,139)
Profit for the period		265,461	353,246

Profit attributable to:
Owners of Turkcell Iletisim Hizmetleri AS		276,746	344,223
Non-controlling interests		(11,285)	9,023
Profit for the period		265,461	353,246

Basic and diluted earnings per share (in full USD)	22	0.125794	0.156465

The notes on page 7 to 96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Three months ended 31 March
	2010	2009
Profit for the period	265,461	353,246

Other comprehensive income/(expense):
Foreign currency translation differences	(62,556)	(538,390)
Net change in fair value of available-for-sale securities	(816)	657
Income tax on other comprehensive (expense)/income	91	(486)
Other comprehensive income/(expense) for the period, net of income tax	(63,281)	(538,219)

Total comprehensive income for the period	202,180

Attributable to:
Owners of Turkcell Iletisim Hizmetleri AS	213,550	(193,760)
Non-controlling interests	(11,370)	8,787
Total comprehensive income for the period	202,180	(184,973)

The notes on page 7 to 96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

	Attributable to equity holders of the Company
	Share Capital	Capital Contribution	Share Premium	Legal Reserves	Fair Value Reserve	Reserve for Minority Put Option	Translation Reserve	Retained Earnings	Total	Non- controlling Interest	Total Equity
Balance at 1 January 2009	1,636,204	18,202	434	378,779	121	(286,922)	(798,362)	4,437,071	5,385,527	58,116	5,443,643
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	344,223	344,223	9,023	353,246
Other comprehensive income and expense
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(538,640)	-	(538,640)	(236)	(538,876)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	657	-	-	-	657	-	657
Total other comprehensive income and expense	-	-	-	-	657	-	(538,640)	-	(537,983)	(236)	(538,219)
Total comprehensive income and expense	-	-	-	-	657	-	(538,640)	344,223	(193,760)	8,787	(184,973)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(6,096)	(6,096)
Capital contribution granted	-	1,695	-	-	-	-	-	-	1,695	-	1,695
Balance at 31 March 2009	1,636,204	19,897	434	378,779	778	(286,922)	(1,337,002)	4,781,294	5,193,462	60,807	5,254,269
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	749,769	749,769	1,789	751,558
Other comprehensive income and expense
Foreign currency translation differences, net of tax	-	-	-	-	-	-	590,132	-	590,132	700	590,832
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	540	-	-	-	540	-	540
Total other comprehensive income and expense	-	-	-	-	540	-	590,132	-	590,672	700	591,372
Total comprehensive income and expense	-	-	-	-	540	-	590,132	749,769	1,340,441	2,489	1,342,930
Increase in legal reserves	-	-	-	105,512	-	-	-	(105,512)	-
Dividends paid	-	-	-	-	-	-	-	(713,297)	(713,297)	(31,082)	(744,379)
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	4,418	4,418
Change in reserve for minority put option	-	-	-	-	-	36,088	-	-	36,088	-	36,088
Capital contribution granted	-	2,875	-	-	-	-	-	-	2,875	-	2,875
Balance at 31 December 2009	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201

Balance at 1 January 2010	1,636,204	22,772	434	484,291	1,318	(250,834)	(746,870)	4,712,254	5,859,569	36,632	5,896,201
Total comprehensive income
Profit for the period	-	-	-	-	-	-	-	276,746	276,746	(11,285)	265,461
Other comprehensive income and expense
Foreign currency translation differences, net of tax	-	-	-	-	-	-	(62,380)	-	(62,380)	(85)	(62,465)
Net change in fair value of available-for-sale securities, net of tax	-	-	-	-	(816)	-	-	-	(816)	-	(816)
Total other comprehensive income and expense	-	-	-	-	(816)	-	(62,380)	-	(63,196)	(85)	(63,281)
Total comprehensive income and expense	-	-	-	-	(816)	-	(62,380)	276,746	213,550	(11,370)	202,180
Change in non-controlling interest	-	-	-	-	-	-	-	-	-	(477)	(477)
Balance at 31 March 2010	1,636,204	22,772	434	484,291	502	(250,834)	(809,250)	4,989,000	6,073,119	24,785	6,097,904

The notes on page 7 to 96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
For the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

		Three months 31 March
	Note	2010	2009
Cash flows from operating activities
Profit for the period		265,461	353,246
Adjustments for:		131,444	44,452
Depreciation	12	111,440	70,898
Amortization of intangible assets	13	57,814	47,393
Net finance income/(cost)	10	(49,079)	(130,751)
Income tax expense	11	83,866	120,139
Share of profit of equity accounted investees		(38,152)	(18,011)
(Gain)/loss on sale of property, plant and equipment		(72)	(154)
Translation reserve		17,115	(29,832)
Deferred income		(51,488)	(15,230)
		396,905	397,698

Change in trade receivables	18	(57,869)	(11,275)
Change in due from related parties	33	14,210	32,540
Change in inventories		2,804	(5,035)
Change in other current assets	19	(169,346)	(199,668)
Change in other non-current assets	16	(24,125)	(213)
Change in due to related parties	33	1,638	(11,455)
Change in trade and other payables		(82,888)	22,658
Change in other current liabilities		(32,562)	(88,739)
Change in other non-current liabilities	23	(767)	39,055
Change in employee benefits	25	2,306	(2,115)
Change in provisions	27	12,368	(17,474)
		62,674	155,977

Interest paid		(13,559)	(8,107)
Income tax paid		(84,728)	(112,317)
Net cash from operating activities		(35,613)	35,553

Cash flows from investing activities
Proceeds from sale of property, plant and equipment		848	1,299
Proceeds from currency option contracts		5,562	1,621
Proceeds from sale of available-for-sale securities		27,860	-
Interest received		70,043	94,215
Acquisition of property, plant and equipment	12	(165,427)	(207,868)
Acquisition of intangible assets	13	(73,064)	(44,112)
Payment of currency option contracts premium		(3,895)	-
Acquisition of available-for-sale securities		-	(76,426)
Net cash used in investing activities		(138,073)	(231,271)

Cash flows from financing activities
Proceeds from issuance of loans and borrowings		165,508	3,415
Repayment of borrowings		(169,816)	(7,500)
Change in non-controlling interest		(476)	-
Proceeds from capital contribution		-	1,695
Net cash used in financing activities		(4,784)	(2,390)

Effects of foreign exchange rate fluctuations on statement of financial position items		(38,980)	(218,240)

Net increase in cash and cash equivalents		(217,450)	(416,348)
Cash and cash equivalents at 1 January		3,090,242	3,255,420
Cash and cash equivalents at 31 March		2,872,892	2,839,072

The notes on page 7 to 96 are an integral part of these consolidated financial statements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

Notes to the consolidated interim financial statements

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company”) was incorporated in Turkey on 5 October 1993 and commenced its operations in 1994.  The address of the Company’s registered office is Turkcell Plaza, Mesrutiyet Caddesi No. 71, 34430 Tepebasi/Istanbul.  It is engaged in establishing and operating a Global System for Mobile Communications (“GSM”) network in Turkey and regional states.

In April 1998, the Company signed a license agreement (the “2G License”) with the Ministry of Transportation and Communications of Turkey (the “Turkish Ministry”), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000.  The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License.  Under the 2G License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the “Turkish Treasury”) an ongoing license fee equal to 15% of its gross revenue from Turkish GSM operations.  The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.  Following the 3G tender held by the Information Technologies and Communications Authority (“ICTA”) regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the “3G License”) providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax (“VAT”)).  Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No: 5369.  As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.

In July 2000, the Company completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

As at 31 March 2010, two significant founding shareholders, Sonera Holding BV and Cukurova Group, directly and indirectly, own approximately 37.1% and 13.8%, respectively of the Company’s share capital and are ultimate counterparties to a number of transactions that are discussed in the related parties footnote.  On the basis of publicly available information, Alfa Group, which previously held, indirectly through Cukurova Telecom Holdings Limited and Turkcell Holding AS, 13.2% of Company’s shares, has reduced its stake to 4.99% following litigation with Telenor ASA (“Telenor Group”).  On the basis of publicly available information, it has been understood that Alfa Group sold 62.2% of its holdings in Alfa Telecom Turkey Limited (“ATTL”) to Visor Group affiliate Nadash International Holdings Inc. (“Nadash”) and Alexander Mamut’s Henri Services Limited (“HSL”) which now own indirectly 4.26% and 3.97%, respectively, of the Company’s share capital.

The consolidated interim financial statements of the Company as at and for the three months ended 31 March 2010 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in one associate and one joint venture.  Subsidiaries of the Company, their locations and their business are given in Note 34.  The Company’s and each of its subsidiaries’, associate’s and joint venture’s interim financial statements are prepared as at and for the three months ended 31 March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation

(a)	Statement of compliance

The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated interim financial statements were approved by the Board of Directors on 5 May 2010.

Authority for restatement and approval of consolidated financial statements belongs to the same Board.  Consolidated financial statements are approved by the Board of Directors by the recommendation of Audit Committee of the Company.  Moreover, annual consolidated financial statements are also approved by the General Assembly.

(b)	Basis of measurement

The accompanying consolidated interim financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRSs as issued by the IASB.  They are prepared on the historical cost basis adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005, except that the following assets and liabilities are stated at their fair value:  put option liability, derivative financial instruments and financial instruments classified as available-for-sale.  The methods used to measure fair value are further discussed in Note 4.

(c)	Functional and presentation currency

The consolidated interim financial statements are presented in US Dollars (“USD”), rounded to the nearest thousand.  Moreover, all financial information expressed in Turkish Lira (“TL”), Euro (“EUR”) and Swedish Krona (“SEK”) have been rounded to the nearest thousand.  The functional currency of the Company and its consolidated subsidiaries located in Turkey and Turkish Republic of Northern Cyprus is TL.  The functional currency of Euroasia Telecommunications Holding BV (“Euroasia”) and Financell BV (“Financell”) is USD.  The functional currency of East Asian Consortium BV (“Eastasia”), Beltur BV and Surtur BV is EUR.  The functional currency of LLC Astelit (“Astelit”), LLC Global Bilgi (“Global LLC”) and UkrTower LLC (“UkrTower”) is Ukrainian Hryvnia (“HRV”).  The functional currency of Belarussian Telecommunications Network (“Belarussian Telecom”) and FLLC Global Bilgi (“Global FLLC”) is Belarussian Roubles (“BYR”).  The functional currency of Azerinteltek QSC (“AzerInteltek”) is Azerbaijan Manat.

(d)	Use of estimates and judgments

The preparation of interim financial statements in conformity with International Accounting Standards No.34 (IAS 34) “Interim Financial Reporting” (“IAS 34”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated interim financial statements are described in Notes 4 and 32 and detailed analysis with respect to accounting estimates and critical judgments of allowance for doubtful receivables, useful lives or expected patterns of consumption of the future economic benefits embodied in depreciable assets, income taxes and revenue recognition are provided below:

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Key sources of estimation uncertainty

In Note 29, detailed analysis is provided for the foreign exchange exposure of the Group and risks in relation to foreign exchange movements.

Critical accounting judgments in applying the Group’s accounting policies

Certain critical accounting judgments in applying the Group’s accounting policies are described below:

Allowance for doubtful receivables

The impairment losses in trade and other receivables are based on management’s evaluation of the volume of the receivables outstanding, historical collection trends and general economic conditions.  Should economic conditions, collection trends or any specific industry trend worsen compared to management estimates, allowance for doubtful receivables recognised in consolidated interim financial statements may not be sufficient to cover bad debts.

Useful lives of assets

The useful economic lives of the Group’s assets are determined by management at the time the asset is acquired and regularly reviewed for appropriateness.  The Group defines useful life of its assets in terms of the assets’ expected utility to the Group.  This judgment is based on the experience of the Group with similar assets.  In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market.  The useful lives of the licenses are based on duration of the license agreements.

The GSM license that is held by Belarussian Telecom, expires in 2018.  According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration.  State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009.  According to the current legislation of the Republic of Belarus, the license extension is made upon the expiration of its validity period.  Therefore, Belarussian Telecom shall apply for extension in August 2018.  In the consolidated interim financial statements, amortization charge is recorded on the assumption that the license will be extended.

Commission fees

Commission fees relate to services performed in relation to betting games where the Group acts as an agent in the transaction rather than as a principal.  In April 2009 the IASB issued amendments to the illustrative guidance in the appendix to IAS 18 in respect of identifying an agent versus a principal in a revenue-generating transaction.  Based on this guidance; management considered the following factors in distinguishing between an agent and a principal:

•	The Group does not take the responsibility for fulfilment of the games.
•	The Group does not collect the proceeds from the final customer and it does not bear the credit risk.
•	The Group earns a stated percentage of the total turnover.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

2.	Basis of preparation (continued)

(d)	Use of estimates and judgments (continued)

Critical accounting judgments in applying the Group’s accounting policies (continued)

Revenue recognition

In arrangements which include multiple elements, the Group considers the elements to be separate units of accounting in the arrangement.  Total arrangement consideration relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.  If a delivered element of a transaction is not a separately identifiable component, then it is accounted for an integrated part of the remaining components of the transactions.

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated interim financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which they operate.  This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.  The Group management assesses the likelihood that the deferred tax assets will be recovered from future taxable income, and to the extent the recovery is not considered probable the deferred asset is adjusted accordingly.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available, against which the temporary differences can be utilized.  Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the accounting estimate change is applied in that specific period, if they affect the financial results of current and following periods; the accounting policy estimate is applied prospectively in the period in which such change is made.  The Group did not have any major changes in the accounting estimates during the current period.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated interim financial statements, and have been applied consistently by the Group entities.

(a)      Basis of consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group.  Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  In assessing control, potential voting rights that currently are exercisable or convertible are taken into account.  The interim financial statements of subsidiaries are included in the consolidated interim financial statements from the date that control commences until the date that control ceases.  The accounting policies of subsidiaries are changed as necessary to align them with the policies adopted by the Group.

(ii)	Acquisition from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are excluded from the scope of International Financial Reporting Standards No. 3 (“IFRS 3”) “Business Combinations” and are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established.  The assets and liabilities acquired from entities under common control are recognised at the carrying amounts recognised previously in the Group’s controlling shareholder’s consolidated interim financial statements.  The components of equity of the acquired entities are added to the same components within the Group equity.

(iii)	Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.  Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.  Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are initially recognised at cost.  The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses.  The consolidated interim financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.  When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.  The Group’s equity accounted investees as at 31 March 2010 are Fintur Holdings BV (“Fintur”) and A-Tel Pazarlama ve Servis Hizmetleri AS (“A-Tel”).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(a)	Basis of consolidation (continued)

(iv)	Transactions eliminated on consolidation

Intragroup balances and transactions and any unrealised income and expenses arising from intragroup transactions are eliminated in preparing the consolidated interim financial statements.  Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee.  Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(v)	Non-controlling interests

Where a put option is granted by the Group to the non-controlling interests shareholders in existing subsidiaries that provides for settlement in cash or in another financial asset, the Group recognised a liability for the present value of the estimated exercise price of the option.  The interests of the non-controlling shareholders that hold such put options are derecognised when the financial liability is recognised.  The corresponding interests attributable to the holder of the putable non-controlling interests are presented as attributable to the equity holders of the parent and not as attributable to those non-controlling interest holders.  The difference between the put option liability recognised and the amount of non-controlling interest holders derecognised is recorded under equity.  Subsequent changes in the fair value of the put options granted to the non-controlling shareholders in existing subsidiaries are also recognised in equity, except the imputed interest on the liability is recognised in the consolidated statement of income.

(b)	Foreign currency

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  Foreign currency differences arising on translation of foreign currency transactions are recognised in the statement of income.  The foreign currency gain or loss on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, which are recognised directly in equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(b)	Foreign currency (continued)

(ii)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to USD from the functional currency of the foreign operation at foreign exchange rates ruling at the reporting date.  The income and expenses of foreign operations are translated to USD at exchange rates approximating to the exchange rates at the dates of the transactions.

Foreign currency differences arising on retranslation are recognized directly in the foreign currency translation reserve, as a separate component of equity.  Since 1 January 2005, the Group’s date of transition to IFRSs, such differences have been recognized in the foreign currency translation reserve.  When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payables to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised directly in equity in the foreign currency translation reserve.

(iii)	Translation from functional to presentation currency

Items included in the consolidated interim financial statements of each entity are measured using the currency of the primary economic environment in which the entities operate, normally under their local currencies.

The consolidated interim financial statements are presented in USD, which is the presentation currency of the Group.  The Group uses USD as the presentation currency for the convenience of investor and analyst community.

Assets and liabilities for each statement of financial position presented (including comparatives) are translated to USD at exchange rates at the statement of financial position date.  Income and expenses for each income statement (including comparatives) are translated to USD at monthly average exchange rates.

Foreign currency differences arising on retranslation are recognised directly in a separate component of equity.

(iv)	Net investment in foreign operations

Foreign currency differences arising from the translation of the net investment in foreign operations are recognized in foreign currency translation reserve.  They are transferred to the income statement upon disposal of the foreign operations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.  Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.  Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Accounting for finance income and costs is discussed in Note 3(o).

•	Financial assets at fair value through profit or loss

An instrument is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition.  Financial instruments are designated at fair value through profit or loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy.  Upon initial recognition, attributable transaction costs are recognised in profit or loss when incurred.  Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

•	Held-to-maturity financial assets

If the Group has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity.  Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs.  Held-to-maturity financial assets are held-to-maturity investments that are measured at amortised cost using the effective interest method, less any impairment losses.

Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would result in the reclassfication of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying investment securities as held-to-maturity for the current and the following two financial years.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

•	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories.

The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets.  Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (see note 3(j)(i)), and foreign exchange gains and losses on available-for-sale monetary items (see note 3(b)(i)), are recognised directly in equity.  When an investment is derecognised, the cumulative gain or loss in equity is transferred to profit or loss.

•	Estimated exercise price of put options

Under the terms of certain agreements, the Group is committed to acquire the interests owned by non-controlling shareholders in consolidated subsidiaries, if these non-controlling interests wish to sell their share of interests.

As the Group has unconditional obligation to fulfil its liabilities under these agreements, International Accounting Standards No:  32 (“IAS 32”) “Financial instruments:  Disclosure and Presentation”, requires the value of such put option to be presented as a financial liability on the statement of financial position for the present value of the estimated option redemption amount.  The Group accounted such transactions under the anticipated acquisition method and the interests of non-controlling interests that hold such put option are derecognised when the financial liability is recognised.  The Group accounts the difference between the amount recognised for the exercise price of the put option and the carrying amount of non-controlling interests in equity.

•	Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

(ii)	Derivative financial instruments

The Group holds derivative financial instruments to hedge its foreign currency risk exposures arising from operational, financing and investing activities.  In accordance with its treasury policy, the Group engages in forward and option contracts.  However, these derivatives do not qualify for hedge accounting and are accounted for as trading derivatives.

Embedded derivatives are separated from the host contract and accounted for separately if a) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and c) the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(d)	Property, plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are stated at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated depreciation (see below) and accumulated impairment losses (see note 3(j)(ii)).

Cost includes expenditure that is directly attributable to the acquisition of the asset.  The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located, if any.  Borrowing costs related to the acquisition or constructions of qualifying assets are capitalized during the period.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Gains/losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within other income or other expenses in profit or loss.

(ii)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably.  The carrying amount of the replaced item is derecognised.  The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii)	Depreciation

Depreciation is recognized in the profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.  Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.  Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	21 – 50 years
Network infrastructure	3 – 8 years
Equipment, fixtures and fittings	4 – 5 years
Motor vehicles	4 – 5 years
Central betting terminals	10 years
Leasehold improvements	5 years

Depreciation methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(e)	GSM and other telecommunication operating licences

GSM and other telecommunication operating licences that are acquired by the Group are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below).

(i)	Amortization

Amortization is recognized in the profit or loss on a straight line basis primarily by reference to the unexpired licence period.  The useful lives for the GSM and other telecommunication operating licences are as follows:

GSM and other telecommunications licenses	3 – 25 years

(f)	Computer Software

Computer software includes software that work as an integral part of the Group’s GSM network equipment.  GSM network equipment and its related software are purchased separately from third party vendors as well as the cost of internally developed software.  Although the computer software is an integral part of the GSM network equipment, it can be purchased, upgraded or sold separately from the hardware, if necessary.  Computer software, which is purchased from third parties is capitalized when it is capable of operating in the manner intended by management.

Computer software which is purchased from the vendors, whenever the hardware is ready for intended use, are capitalized immediately.  The cost of this software is the cash paid as consideration plus installation cost.  Internally developed software does not include any costs in relation to research phase.

(i)	Amortization

Amortisation is recognized in the profit or loss on a straight-line basis over the estimated useful lives from the date the software is available for use.  The useful lives for computer software are as follows:

Computer software	3 – 8 years

(g)	Other intangible assets

Intangible assets that are acquired by the Group which have finite useful lives are measured at cost adjusted for the effects of inflation during the hyperinflationary period lasted by 31 December 2005 less accumulated amortization (see below) and accumulated impairment losses (see note 3(j)(ii)).

(i)	Subsequent expenditure

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset (that is purchased from independent third parties) to which it relates.  All other expenditure, including expenditure on internally generated goodwill and brands, is recognised in profit or loss as incurred.  Capitalized costs generally relate to the application of development stage; any other costs incurred during the pre and post-implementation stages, such as repair, maintenance or training, are expensed as incurred.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(g)	Other intangible assets (continued)

(ii)	Amortization

Amortization is recognized in the profit or loss on a straight line basis over the estimated useful lives of intangible assets unless such useful lives are indefinite from the date that they are available for use.  The estimated useful lives for the current and comparative periods are as follows:

Transmission lines	10 years
Central betting system operating right	10 years
Customer base	2 – 8 years
Brand name	10 years
Customs duty and VAT exemption right	4.4 years

Amortization methods, useful lives and residual values are reviewed at least annually unless there is a triggering event.

Goodwill

Goodwill or negative goodwill arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill represents the excess of the cost of the acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquire.  When the excess is negative (negative goodwill), it is recognised immediately in profit or loss.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses.  In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment and an impairment loss on such an investment is not allocated to any asset including goodwill, that forms part of the carrying amount of the equity accounted investees.

(h)	Leased assets

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases.  Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value or the present value of the minimum lease payments.  Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position.

(i)	Inventories

Inventories are measured at the lower of cost or net realizable value.  Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.  The cost of inventory is determined using the weighted average method and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.  As at 31 March 2010, inventories mainly consist of simcards, scratch cards and handsets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(j)	Impairment

(i)	Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.  An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.

Individually significant financial assets are tested for impairment on an individual basis.  The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss.  Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised.  For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss.  For available-for-sale financial assets that are equity securities, the reversal is recognised directly in other comprehensive income.

(ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For goodwill, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell.  In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate adjusted for the effects of tax cash outflows that reflects current market assessments of the time value of money and the risks specific to the asset.  For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”).  The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

The Group’s corporate assets do not generate separate cash inflows.  There is an indication that a corporate asset may be impaired, and then the recoverable amount is determined from the cash-generating unit to which corporate asset belongs.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.  Impairment losses are recognised in profit or loss.  Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(j)	Impairment (continued)

(ii)	Non-financial assets (continued)

An impairment loss in respect of goodwill is not reversed.  In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognised separately, therefore, is not tested for impairment separately.  Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(k)	Employee benefits

(i)	Retirement pay liability

In accordance with existing labor law in Turkey, the Company and its subsidiaries in Turkey are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die.  Such payments are calculated on the basis of 30 days’ pay maximum full TL 2,427 as at 31 March 2010 (equivalent to full $1,595 as at 31 March 2010), which is effective from 1 January 2010, per year of employment at the rate of pay applicable at the date of retirement or termination.  Reserve for retirement pay is computed and reflected in the consolidated interim financial statements on a current basis.  The reserve has been calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Turkey arising from the retirement of the employees.

(ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.  Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in profit or loss when they are due.

The assets of the plan are held separately from the consolidated interim financial statements of the Group.  The Company and other consolidated companies that initiated defined contribution retirement plan are required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.  The only obligation of the Group with respect to the retirement plan is to make the specified contributions.

(l)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.  Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.  The unwinding of the discount is recognised as finance cost.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(l)	Provisions (continued)

Onerous contracts

Present obligations arising under onerous contracts are recognized and measured as a provision.  An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.  The Group did not recognize any provision for onerous contracts as at 31 March 2010.

Site restoration

In accordance with the Group subsidiaries’ published environmental policy and applicable legal requirements, provisions for site restoration and future dismantling costs of base stations are recognized.

(m)	Revenue

Revenues are recognized as the fair value of the consideration received or receivable, net of returns, trade discounts and rebates.  Communication fees include postpaid revenues from incoming and outgoing calls, additional services, prepaid revenues, interconnect revenues and roaming revenues.  Communication fees are recognized at the time the services are rendered.

With respect to prepaid revenues, the Group generally collects cash in advance by selling scratch cards to distributors.  In such cases, the Group does not recognize revenue until the subscribers use the telecommunications services.  Deferred income is recorded under current liabilities.

The Group offers free counters to its subscribers, and considers these free granted counters in revenue recognition recorded as deferred revenue.  The Group does not have any other customer loyalty program in the scope of IFRIC 13 “Customer Loyalty Programmes”.

In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other goods/services and these bundled services and products involve consideration in the form of fixed fee or a fixed fee coupled with continuing payment stream.  Loyalty programs for both postpaid and prepaid services may be bundled with other services.  Total arrangement consideration relating to the bundled contract are allocated among the different units according the following criteria:

•	the component has standalone value to the customer and
•	the fair value of the component can be measured reliably.

The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.

If a delivered element of a transaction is not a separately identifiable component, then it is accounted for as an integral part of the remaining components of the transactions.

Revenues allocated to handsets given in connection with campaigns, which is included in other revenue, is recognised when the significant risks and rewards of ownership have been transferred to the buyer, collection is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(m)	Revenue (continued)

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage.  Fixed fees are recognized on a monthly basis when billed.

Commission fees mainly comprised of net takings earned to a maximum of 1.4% of gross takings, as a head agent of fixed odds betting games starting from 1 March 2009 (between 15 March 2007 and 1 March 2009, commission rate was 7% of gross takings and 4.3% commission was recognized based on the para-mutual and fixed odds betting games operated on Central Betting System).

Commission revenues are recognized at the time all the services related with the games are fully rendered.  Under the agreement signed with Spor Toto Teskilat Mudurlugu AS (“Spor Toto”), Inteltek Internet Teknoloji Yatirim ve Danismanlik AS (“Inteltek”) is obliged to undertake any excess payout, which is presented on net basis with the commission fees.

Simcard sales are recognized upfront upon delivery to subscribers, net of returns, discounts and rebates.  Simcard costs are also recognized upfront upon sale of the simcard to the subscriber.

Call center revenues are recognized at the time services are rendered.

The revenue recognition policy for other revenues is to recognise revenue as services are provided.

(n)	Lease payments

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.  Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability.  The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease

At inception of an arrangement, the Group determines whether such an arrangement is or contains a lease.  A specific asset is the subject of a lease if fulfilment of the arrangement is dependent on the use of that specified asset.  An arrangement conveys the right to use the asset if the arrangement conveys to the Group the right to control the use of the underlying asset.  At inception or upon reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

(o)	Finance income and costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), late payment interest income, interest income on contracted receivables, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss and gains on derivative instruments that are recognised in profit or loss.  Interest income is recognised as it accrues, using the effective interest method.

Finance costs comprise interest expense on borrowings, litigation late payment interest expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or option premium expense.

Foreign currency gains and losses are reported on a net basis.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(o)	Finance income and costs (continued)

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take considerable time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  Investment income earned by the temporary investment of the part of the borrowing not yet used is deducted against the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(p)	Transactions with related parties

A related party is essentially any party that controls or can significantly influence the financial or operating decisions of the Group to the extent that the Group may be prevented from fully pursuing its own interests.  For reporting purposes, investee companies and their shareholders, non-controlling shareholders at subsidiaries, key management personnel, shareholders of the Group and the companies that the shareholders have a relationship with are considered to be related parties.

(q)	Income taxes

Income tax expense comprises current and deferred tax.  Income tax expense is recognised in profit or loss except to the extent that it relates to items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognised for the following temporary differences:  the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they probably will not reverse in the foreseeable future.  Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which temporary difference can be utilised.  Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(r)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.  Diluted EPS is equal to basic EPS because the Group does not have any convertible notes or share options granted to employees.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(s)	Operating segment

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses including revenues and expenses that relate to transactions with any of the Group’s other components.  All operating segments’ operating results are regularly reviewed by the Group management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Group identified Turkcell, Euroasia and Belarussian Telecom as operating segments.

(t)	Subscriber acquisition costs

The Group capitalizes directly attributable subscriber acquisition costs when the following conditions are met:

-the capitalized costs can be measured reliably;

-there is a contract binding the customer for a specific period of time; and

-it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty.

Capitalized subscriber acquisition costs are amortized on a straight-line basis over the minimum period of the underlying contract.  In all other cases, subscriber acquisition costs are expensed when incurred.

(u)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(v)	New standards and interpretations

The following new and revised Standards and Interpretations have been adopted in the current period and have affected the amounts reported and disclosures in these financial statements.  Details of other standards and interpretations adopted in these financial statements but that have had no impact on the financial statements are set out in the following paragraphs of this section.

Standards and Interpretations affecting the reported results or the financial position of the Group

•   IAS 27 (as revised in 2008), “Consolidated and Separate Financial Statements”

IAS 27 (revised) is effective for annual periods beginning on or after 1 July 2009.  The revisions to IAS 27 principally affect the accounting for transactions or events that result in a change in the Group’s interests in its subsidiaries.  Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests.  Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.  In accordance with this change, total comprehensive loss amounting to TL 18,500 (equivalent to $12,159 as at 31 March 2010) is attributed to the non-controlling interests from the subsidiaries with deficit balances after 1 January 2010.

Standards and Interpretations that have been adopted with no effect on the 2010 financial statements

The following new and revised Standards and Interpretations have also been adopted in these financial statements.  Their adoption has not had any significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions or arrangements.

•   IFRS 1 (Amendments), “First-time Adoption of IFRS – Additional Exemptions”

IFRS 1 has been amended to provide additional exemptions from full retrospective application of IFRS for the measurement of oil and gas assets and leases.

Entities that use full cost accounting for exploration and evaluation assets as well as assets in the development or production phases can measure these assets at the amounts that were determined under the previously applied accounting principles.  This exemption however requires the entity to test for impairment at the date of IFRS transition.  Likewise, when the deemed cost exemption is taken, the related decommissioning and restoration liabilities are measured at the date of IFRS transition in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets.  Adjustments of the carrying amounts are to be recognized in retained earnings.  The amendments further clarifies that upon transition to IFRS, an entity does not need to reassess the determination of an arrangement containing a lease.

• IFRS 2 (Amendments), “Share-based Payments – Group Cash-settled Share Payment Arrangements”

Amendments to IFRS 2 Share-based Payment clarify the accounting for group cash-settled share-based payment transactions.  Specifically, it addresses how an individual subsidiary in a group should account for some share-based payment arrangements in its own financial statements.  In these arrangements, the subsidiary receives goods or services from employees or suppliers but its parent or another entity in the group must pay those suppliers.  The amendments make clear that:

a)   An entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

b)   In IFRS 2 a “group” has the same meaning as in IAS 27, “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(v)	New standards and interpretations

The amendments to IFRS 2 also clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of IFRS 2.  The amendments are effective retrospectively starting from the current financial year.

•   IFRS 3 (as revised in 2008), “Business Combinations”

IFRS 3 (2008) is effective for business combinations where the acquisition date is on or after the beginning of the first annual period beginning on or after 1 July 2009.  The main impact of the adoption is as follows:

a)      to allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests (previously referred to as “minority” interests) either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquire.

b)      to change the recognition and subsequent accounting requirements for contingent consideration.

c)      to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred.

•   IFRS 5 (Amendments related to Annual Improvements 2008 and 2009), “Non-current Assets Held for Sale and Discontinued Operations”

Amendments to IFRS 5 clarify disclosure requirements when an entity plans to sell the controlling interest in a subsidiary.  When a subsidiary is held for sale, all of its assets and liabilities should be classified as held for sale under IFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.  The amendments also clarify that disclosure requirements in other Standards other than IFRS 5 do not generally apply to non-current assets classified as held for sale and discontinued operations.

• IFRS 8 (Amendments Related to Annual Improvements 2009), “Operating Segments”

Amendments to IFRS 8 clarifies that the disclosure of segment assets and liabilities are only required to be reported if and only if those segment assets and liabilities are included in measures used by the chief operating decision maker of the Group.

•   IAS 1 (Amendments Related to Annual Improvements 2009), “Presentation of Financial Statements”

Amendments to IAS 1 specifies that the classification of convertible instruments is not affected by the terms of the liability even if it could at anytime result in its settlement by the issuance of equity instruments at the option of the counterparty.

•   IAS 7 (Amendments Related to Annual Improvements 2009), “Statement of Cash Flows”

Amendments to IAS 7 clarifies that only expenditures that results in a recognized asset in the statement of financial position/balance sheet can be classified as cash flow from investing activities.  All expenditure on unrecognized assets should be classified into other categories.  This amendment ensures there is no mismatch between cash flow from investing activities and recognized assets in the statement of balance sheet.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(v)	New standards and interpretations (continued)

•   IAS 17 (Amendments Related to Annual Improvements 2009), “Leases”

Amendments to IAS 17 clarify three areas related with land leases.  Prior to the amendments, lease of land with an indefinite useful life is classified as operating lease unless title passed at the end of the lease term.  The standard has been amended where this classification is no longer relevant and a general assessment of the characteristics and substance of lease on land should be made.

Land leases can be classified as finance leases under this amendment.  In addition, where the lease arrangement contain both land and building, the classification of the lease as operating or finance lease should be done separately in accordance with the general principles of the Standard.  Entities should reassess the substance of unexpired leases especially in the classification of the land elements of the lease arrangements.  When an entity newly classifies a lease as a finance lease, the recognition and measurement of the lease should be done retrospectively.  If the necessary information to apply the new classification retrospectively is not available, the fair values of the related assets and liabilities should be used with the difference to be recognized in retained earnings.

• IAS 36 (Amendments Related to Annual Improvements 2009), “Impairment of Assets”

The amendments to IAS 36 clarify that when assessing goodwill impairment, the lowest level of cash generating unit that an entity can allocate goodwill to should not be larger than an operating segment under the guidelines of IFRS 8 Operating Segments.  The application of these amendments may result in recognition of impairment charges.

• IAS 38 (Amendments Related to Annual Improvements 2009), “Intangible Assets”

The amendments to IAS 38 deal specifically with the identification and measurement of intangible assets that are acquired in a business combination.  It specifies that if an intangible asset acquired in a business combination is only identifiable with another intangible asset, the group of intangibles can be recognized as a single asset provided the individual assets share similar useful lives.  In addition, it clarifies that different valuation techniques can be used to value intangible assets where no active market exists.  The impact of these amendments include more intangible assets can be recognized in business combinations and more intangible assets may be recorded and measured using valuation techniques.

• IAS 39 (Amendments), “Financial Instruments:  Recognition and Measurement – Eligible Hedged Items”

The amendments provide clarification on certain aspects of hedge accounting:  the designation of a one-sided risk in a hedged item and the designation of inflation as a hedged risk or a portion of a hedged risk only if it represents contractually specified cash flow.

• IFRIC 9 (Amendments Related to Annual Improvements 2009), “Reassessment of Embedded Derivatives”

Amendments to IFRIC 9 follow the revision to IFRS 3 Business Combinations; specifically it clarifies that this interpretation does not apply to embedded derivatives in contracts that were acquired in a business combination that is in scope of the revised IFRS 3 (2008).  It also clarifies that it is not applicable to embedded derivatives in contracts in business combinations between entities or businesses under common control and also not applicable in contracts acquired as part of the formation of a joint venture.  This amendment clarifies when reassessment of embedded derivatives is required during business combinations and restructurings.  These amendments are effective for periods beginning on or after 1 January 2010 or concurrent with the adoption of IFRS 3 (2008).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(v)	New standards and interpretations (continued)

• IFRIC 16 (Amendments Related to Annual Improvements 2009), “Hedges of Net Investment in a Foreign Operation”

Amendments to IFRIC 16 clarify that qualifying hedge instruments may be held by any entity within a group company provided the designation; documentation and effectiveness assessment of IAS 39 have been met.  This allows the hedging instrument to be held within the entity that is being hedged.

• IFRIC 17, “Distributions of Non-cash Assets to Owners”

IFRIC 17 is effective for annual periods beginning on or after 1 July 2009.  The interpretation provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders.

Standards and Interpretations that are not yet effective in 2010 and have not been early adopted

• IFRS 1 (Amendments), “First-time Adoption of IFRS - Additional Exemptions”

Amendments to IFRS 1 which are effective for annual periods on or after 1 July 2010 provide limited exemption for first time adopters to present comparative IFRS 7 fair value disclosures.

• IFRS 9, “Financial Instruments:  Classification and Measurement”

In November 2009, the first part of IFRS 9 relating to the classification and measurement of financial assets was issued.  IFRS 9 will ultimately replace IAS 39, “Financial Instruments:  Recognition and Measurement”.  The standard requires an entity to classify its financial assets on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset, and subsequently measure the financial assets as either at amortized cost or at fair value.  The new standard is mandatory for annual periods beginning on or after 1 January 2013.  The Group has not had an opportunity to consider the potential impact of the adoption of this standard.

•   IAS 24 (Revised 2009), “Related Party Disclosures”

In November 2009, IAS 24 Related Party Disclosures was revised.  The revision to the standard provides government-related entities with a partial exemption from the disclosure requirements of IAS 24.  The revised standard is mandatory for annual periods beginning on or after 1 January 2011.  The Group has not yet had an opportunity to consider the potential impact of the adoption of this revised standard.

• IAS 32 (Amendments), “Financial Instruments:  Presentation and IAS 1 Presentation of Financial Statements”

The amendments to IAS 32 and IAS 1 are effective for annual periods beginning on or after 1 February 2010.  The amendments address the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer.  Previously, such rights issues were accounted for as derivative liabilities.  However, the amendment requires that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

• IFRIC 14 (Amendments), “Pre-payment of a Minimum Funding Requirement”

Amendments to IFRIC 14 are effective for annual periods beginning on or after 1 January 2011.  The amendments affect entities that are required to make minimum funding contributions to a defined benefit pension plan and choose to pre-pay those contributions.  The amendment requires an asset to be recognized for any surplus arising from voluntary pre-payments made.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

3.	Significant accounting policies (continued)

(v)	New standards and interpretations (continued)

•  IFRIC 19, “Extinguishing Financial Liabilities with Equity Instruments”

IFRIC 19 is effective for annual periods beginning on or after 1 July 2010.  IFRIC 19 addresses only the accounting by the entity that issues equity instruments in order to settle, in full or part, a financial liability.

The Group has not yet had an opportunity to consider the potential impact of the adoption of these standards and amended interpretations.

4.	Determination of fair values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values.  The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably, willingly.  The market value of items of plant, equipment, fixtures and fittings is based on the quoted market prices for similar items.

(ii)	Intangible assets

The fair value of the brand acquired in the Superonline Uluslararasi Elektronik Bilgilendirme Telekomunikasyon ve Haberlesme Hizmetleri AS (“Superonline”) business combination is based on the discounted estimated royalty payments that have been avoided as a result of the brand being owned.  The fair value of customer base acquired in the Superonline business combination are valued using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

The fair value of custom duty and VAT exemption agreement in the Belarussian Telecom business combination is based on the incremental cash flows method (cost saving approach) and this was used for the valuation analysis.

The fair value of mobile telephony licenses (GSM&UMTS) in the Belarussian Telecom business combination is based on the Greenfield (build-out) method, which is estimated to be appropriate and commonly used for the valuation of licenses, and this was used for the valuation analysis.

The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iii)	Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted bid price or over the counter market price at the reporting date.  The fair value of held-to-maturity investments is determined for disclosure purposes only.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

4.	Determination of fair values (continued)

(iv)	Trade and other receivables / due from related parties

The fair values of trade and other receivables and due from related parties are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

(v)	Derivatives

The fair value of forward exchange contracts and option contracts are based on their listed market price, if available.  If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds) or option pricing models.

(vi)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.  For finance leases, the market rate of interest is determined by reference to similar lease agreements.

(vii)	Exercise price of financial liability related to minority share put option

The Group measures the estimated exercise price of the financial liability originating from put options granted to minorities as the present value of estimated option redemption amount.  Present value of the estimated option redemption amount is based on the fair value of estimation for the company subject to the put option.

The Group has estimated a value based on multiple approaches in grant to share purchase agreement including income approach (discounted cash flows) and market approach (comparable market multiples).  The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted back to 31 March 2010.

5.	Financial risk management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.  Further quantitative disclosures are included throughout these consolidated interim financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Risk management framework (continued)

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.  Audit Committee is assisted in its oversight role by Internal Audit.

The exchange rates were very volatile in 2009 but with a generally positive trend due to developments in the global markets as well as Turkish politics.  The improved perception of global risk helped emerging market currencies appreciate in the second half of 2009.  TL appreciated against USD by 0.4% and depreciated against EUR by 0.9%, HRV depreciated against USD by 3.7% and BYR depreciated against USD by 30.1% as at 31 December 2009 when compared to the exchange rates as at 31 December 2008.  As at 31 March 2010, TL depreciated against USD by 1.0% and appreciated against EUR by 5.0%, HRV appreciated against USD by 0.8% and BYR depreciated against USD by 4.0% when compared to the exchange rates as at 31 December 2009.  Please refer to Note 29 for additional information on the Group’s exposure to this turmoil.

Credit risk

Credit risk is the risk of a financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investment securities.

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.  The Group may require collateral in respect of financial assets.  Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts.  The Group may also demand certain pledges from counterparties if necessary in return for the credit support it gives related to certain financings.

In monitoring customer credit risk, customers are grouped according to whether they are an individual or legal entity, ageing profile, maturity and existence of previous financial difficulties.  Trade receivables and accrued service income are mainly related to the Group’s subscribers.  The Group exposure to credit risk on trade receivables is influenced mainly by the individual payment characteristics of postpaid subscribers.  The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade receivables.

Investments are preferred to be in liquid securities and mostly with counterparties that have a credit rating equal or better than the Group.  Some of the collection banks have credit ratings that are lower than the Group’s, or they may not be rated at all, however, policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

Transactions involving derivatives are with counterparties with whom the Group has signed agreements and which have sound credit ratings.

At the reporting date, there were no significant concentrations of credit risk.  The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

5.	Financial risk management (continued)

Credit risk (continued)

The Group establishes an allowance for doubtful receivables that represents its estimate of incurred losses in respect of receivables from subscribers.  This allowance includes the specific loss component that relates to individual subscribers exposures, and adjusted for a general provision which is determined based on historical data of payment statistics.  This allowance also includes specific provision for some dealers and roaming counterparties.  Impairment loss as a percentage of revenues represented 1.7% of revenues for the period ended 31 March 2010.  If impairment loss as a percentage of revenues increased to 2.0% of revenues, the impairment loss would have been increased by $3,775 negatively impacting profit for the three months ended 31 March 2010.

The Group’s policy is to provide financial guarantees only to wholly-owned subsidiaries.  At 31 March 2010, $1,129,758 guarantees were outstanding (31 December 2009:  $1,102,672).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.  The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.  Typically, the Group ensures that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

The Group buys and sells derivatives in order to manage market risks.  All such transactions are carried at within the guidelines set by the Group treasury management.

Currency risk

The Group is exposed to currency risk on certain revenues such as roaming revenues, purchases and certain operating costs such as roaming expenses and network related costs and resulting receivables and payables, borrowings, deferred payments related to the acquisition of Belarussian Telecom and financial liability in relation to put option for the acquisition of non-controlling shares of Belarussian Telecom that are denominated in a currency other than the respective functional currencies of Group entities, primarily TL for operations conducted in Turkey.  The currencies in which these transactions are primarily denominated are EUR, USD and SEK.

Derivative financial instruments such as forward contracts and options are used to hedge exposure to fluctuations in foreign exchange rates.  The Group uses forward exchange contracts to hedge its currency risk.

The Group’s investments in its equity accounted investee Fintur and its subsidiaries in Ukraine and Republic of Belarus are not hedged with respect to the currency risk arising from the net assets as those net investments are considered to be long-term in nature.

Interest rate risk

The Group has not entered into any type of derivative instrument in order to hedge interest rate risk as at 31 March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments

The Group has three reportable segments, as described below, which are based on the dominant source and nature of the Group’s risk and returns as well as the Group’s internal reporting structure.  These strategic segments offer same types of services, however they are managed separately because they operate in different geographical locations and are affected by different economical conditions.

The Group comprises the following main operating segments:  Turkcell, Euroasia and Belarussian Telecom, all of which are GSM operators in their countries.

Other operations mainly include companies operating in telecommunication and betting businesses and companies provide call center and value added services.

Information regarding the operations of each reportable segment is included below.  Adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.  Adjusted EBITDA definition includes revenue, direct cost of revenues excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

The accounting policies of operating segments are the same as those described in the summary of significant accounting policies.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	Three months ended 31 March
	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Total external revenues	1,329,800	1,136,235	82,456	79,141	10,416	1,038	65,510	66,691	1,488,182	1,283,105
Intersegment revenue	4,522	6,411	575	9	20	2	90,974	64,084	96,091	70,506
Reportable segment adjusted
EBITDA	440,398	438,749	5,827	3,605	(9,090)	(6,369)	43,280	41,047	480,415	477,032
Finance income	70,264	187,450	5,273	646	316	180	14,799	17,311	90,652	205,587
Finance cost	(15,605)	(57,248)	(14,324)	(11,783)	(6,223)	(2,844)	(19,317)	(29,959)	(55,469)	(101,834)
Depreciation and amortization	111,358	84,252	23,040	17,409	16,548	5,265	21,658	12,568	172,604	119,494
Share of profit of equity accounted investees	-	-		-	-	-	30,494	9,634	30,494	9,634
Capital expenditure	125,644	187,347	27,114	42,182	35,935	8,980	60,150	54,474	248,843	292,983

	As at 31 March 2010 and 31 December 2009
	Turkcell		Euroasia		Belarussian Telecom		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Reportable segment assets	3,917,539	3,730,420	698,364	702,847	525,488	517,718	800,155	773,103	5,941,546	5,724,088
Investment in associates	-		-	-	-	-	419,948	383,490	419,948	383,490
Reportable segment liabilities	1,188,179	1,305,206	168,738	189,875	38,508	56,982	114,634	143,607	1,510,059	1,695,670

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

Reconciliations of reportable segment revenues, adjusted EBITDA, assets and liabilities and other material items:

	Three months ended 31 March
	2010	2009
Revenues
Total revenue for reportable segments	1,427,789	1,222,836
Other revenue	156,484	130,775
Elimination of inter-segment revenue	(96,091)	(70,506)
Consolidated revenue	1,488,182	1,283,105

	Three months ended 31 March
	2010	2009
Adjusted EBITDA
Total adjusted EBITDA for reportable segments	437,135	435,985
Other adjusted EBITDA	43,280	41,047
Elimination of inter-segment adjusted EBITDA	(9,714)	(4,827)
Consolidated adjusted EBITDA	470,701	472,205
Finance income	77,054	142,130
Finance costs	(33,340)	(33,610)
Other income	6,242	4,786
Other expenses	(32,570)	(3,469)
Share of profit of equity accounted investees	30,494	9,634
Depreciation and amortization	(169,254)	(118,291)
Consolidated profit before income tax	349,327	473,385

	Three months ended 31 March
	2010	2009
Finance income
Total finance income for reportable segments	75,853	188,276
Other finance income	14,799	17,311
Elimination of inter-segment finance income	(13,598)	(63,457)
Consolidated finance income	77,054	142,130

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

	Three months ended 31 March
	2010	2009
Finance costs
Total finance cost for reportable segments	36,152	71,875
Other finance cost	19,317	29,959
Elimination of inter-segment finance cost	(22,129)	(68,224)
Consolidated finance cost	33,340	33,610

	Three months ended 31 March
	2010	2009
Depreciation and amortization
Total depreciation and amortization for reportable segments	150,946	106,926
Other depreciation and amortization	21,658	12,568
Elimination of inter-segment depreciation and amortization	(3,350)	(1,203)
Consolidated depreciation and amortisation	169,254	118,291

	Three months ended 31 March
	2010	2009
Capital expenditure
Total capital expenditure for reportable segments	188,693	238,509
Other capital expenditure	60,150	54,474
Elimination of inter-segment capital expenditure	(7,928)	(45,491)
Consolidated capital expenditure	240,915	247,492

	31 March	31 December
	2010	2009
Assets
Total assets for reportable segments	5,141,391	4,950,985
Other assets	800,155	773,103
Investments in equity accounted investees	419,948	383,490
Other unallocated amounts	2,966,520	3,213,188
Consolidated total liabilities	9,328,014	9,320,766

	31 March	31 December
	2010	2009
Liabilities
Total liabilities for reportable segments	1,395,425	1,552,063
Other liabilities	114,634	143,607
Other unallocated amounts	1,720,051	1,728,895
Consolidated total liabilities	3,230,110	3,424,565

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

6.	Operating segments (continued)

Geographical information

In presenting the information on the basis of geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	Three months ended 31 March
Revenues	2010	2009
Turkey	1,375,559	1,187,002
Ukraine	82,456	79,141
Belarus	10,416	1,038
Turkish Republic of Northern Cyprus	19,751	15,924
	1,488,182	1,283,105

	31 March 2010	31 December 2009
Non-current assets
Turkey	3,443,604	3,437,909
Ukraine	664,156	634,068
Belarus	509,113	507,729
Turkish Republic of Northern Cyprus	65,868	66,656
Unallocated non-current assets	458,850	420,303
	5,141,591	5,066,665

7.	Revenue

	Three months ended 31 March
	2010	2009
Communication fees	1,427,895	1,205,436
Monthly fixed fees	12,542	11,182
Commission fees on betting business	7,125	25,347
Call center revenues	5,386	3,442
Simcard sales	4,610	4,892
Other revenues	30,624	32,806
	1,488,182	1,283,105

8.	Other Expenses

Other expenses amount to $32,570 and $3,469 for the three months ended 31 March 2010 and 2009, respectively.

Other expenses comprises penalty imposed as a result of investigation of ICTA on tariffs above upper ceiling and charging applications of the Company amounting to $25,497 and $2,090 respectively for the three months ended 31 March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

9.	Personnel expenses

	Three months ended 31 March
	2010	2009
Wages and salaries (*)	115,290	90,851
Decrease/increase in liability for long-service leave	4,203	(425)
Contributions to defined contribution plans	1,763	1,058
	121,256	91,484

* Wages and salaries include compulsory social security contributions.

10.	Finance income and costs

Recognised in profit or loss:

	Three months ended 31 March
	2010	2009
Interest income on bank deposits	49,076	81,583
Late payment interest income	10,325	9,737
Interest income on contracted receivables	6,855	-
Premium income on option contracts	5,562	1,621
Interest income on available-for-sale financial assets	1,250	921
Net gain on disposal of available-for-sale financial assets transferred from equity	430	-
Net foreign exchange gain	-	47,380
Other interest income	3,556	888
Finance income	77,054	142,130
Discount interest expense on financial liabilities measured at amortised cost	(17,608)	(20,119)
Net foreign exchange loss	(5,713)
Option premium expense	(3,895)
Litigation late payment interest expense	(1,448)	(12,552)
Other	(4,676)	(939)
Finance costs	(33,340)	(33,610)
Net finance income recognised in profit or loss	43,714	108,520

Late payment interest income is interest received from subscribers who pay monthly invoices after due date specified on the invoices.

Interest income on contracted receivables is recognised over the amount related to the handset campaigns throughout the contract period.

Litigation late payment interest expense is recognised in relation to legal disputes and detailed explanations are given in note 32.

Borrowings costs capitalized on fixed assets are $2,424 for the three months ended 31 March 2010 (31 March 2009: nil).  Interest capitalization ratio is 8.1% for the three months ended 31 March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

10.	Finance income and costs (continued)

Recognised in other comprehensive income:

	Three months ended 31 March
	2010	2009
Other comprehensive expense:
Foreign currency translation differences	(62,556)	(538,390)
Net change in fair value of available-for-sale securities	(816)	657
Income tax on other comprehensive income	91	(486)
Other comprehensive expense for the period, net of income tax	(63,281)	(538,219)

Total comprehensive income/(expenses) for the period	(63,281)	(538,219)

Attributable to:
Owners of Turkcell hetisim Hizmetleri AS	(63,196)	(537,983)
Non-controlling interest	(85)	(236)
Total comprehensive income/(expenses) for the period	(63,281)	(538,219)

11.	Income tax expense

	Three months ended 31 March
	2010	2009
Current tax expense
Current period	(44,229)	(85,357)

Deferred tax benefit
Origination and reversal of temporary differences	(40,361)	(35,104)
Benefit of investment incentive recognized	267	322
Utilisation of previously unrecognized tax losses	457	-
	(39,637)	(34,782)
Total income tax expense	(83,866)	(120,139)

Income tax recognized directly in equity
		Tax (expense)/
31 March 2010	Before tax	Benefit	Net of tax
Foreign currency translation differences	(62,556)	91	(62,465)
Net change in fair value of available-for-sale securities	(816)		(816)
	(63,372)	91	(63,281)
31 March 2009
Foreign currency translation differences	(538,390)	(486)	(538,876)
Net change in fair value of available-for-sale securities	657	-	657
	(537,733)	(486)	(538,219)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

11.	Income tax expense (continued)

Reconciliation of effective tax rate

The reported income tax expense for the three months ended 31 March 2010 and 2009 are different than the amounts computed by applying the statutory tax rate to profit before income tax of the Group, as shown in the following reconciliation:

		2010		2009
Profit for the period		265,461		353,246
Total income tax expense		83,866		120,139
Profit excluding income tax		349,327		473,385
Income tax using the Company’s domestic tax rate	20%	(69,865)	20%	(94,677)
Effect of tax rates in foreign jurisdictions	(1)%	2,890	-	1,884
Tax exempt income	-	99	-	186
Utilization of previously unrecognized tax losses	-	456	-	-
Non deductible expenses	3%	(9,352)	1%	(6,810)
Tax incentives	-	267	-	322
Unrecognized deferred tax assets	3%	(11,440)	2%	(11,541)
Difference in effective tax rate of equity accounted investees	(2)%	5,503	(1)%	2,653
Other	1%	(2,424)	3%	(12,156)
Total income tax expense		(83,866)		(120,139)

The income taxes payable of $46,142 and $93,260 as at 31 March 2010 and 31 December 2009, respectively, represents the amount of income taxes payable in respect of related taxable profit for the period ended 31 March 2010 and 31 December 2009, respectively netted off with advance tax payments.

The Turkish entities within the Group are subject to corporate tax at the rate of 20%.  In Turkey, there is no procedure for a final and definitive agreement on tax assessments.  Companies file their tax returns at the end of April following the close of the accounting year to which they relate.  Tax authorities may, however, examine such returns and the underlying accounting records and may revise assessments within five years.  Advance tax returns are filed on a quarterly basis.

Corporate tax is applied on taxable corporate income, which is calculated from the statutory accounting profit by adding back non-deductible expenses, and by deducting tax exempt income.

In Turkey, the transfer pricing provisions have been stated under the Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”.  The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets details about implementation.

If a taxpayer enters into transactions regarding sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm’s length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing.  Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment

Cost or deemed cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 December 2009
Network infrastructure (All Operational)	4,636,948	219,664	(344,581)	704,608	17,901	5,234,540
Land and buildings	269,094	8,227	-	1,765	(6,342)	272,744
Equipment, fixtures and fittings	280,986	7,831	(9,777)	31,637	713	311,390
Motor vehicles	14,737	1,569	(1,067)	-	(334)	14,905
Leasehold improvements	132,628	4,232	(3,745)	1,138	490	134,743
Construction in progress	436,107	804,244	-	(739,148)	(50,153)	451,050
Total	5,770,500	1,045,767	(359,170)	-	(37,725)	6,419,372

Accumulated Depreciation
Network infrastructure (All Operational)	3,202,862	349,349	(316,821)	-	38,013	3,273,403
Land and buildings	82,300	16,518	-	-	587	99,405
Equipment, fixtures and fittings	260,872	15,243	(9,031)	-	(724)	266,360
Motor vehicles	12,092	956	(1,029)	-	8	12,027
Leasehold improvements	116,304	2,191	(3,047)	-	507	115,955
Total	3,674,430	384,257	(329,928)	-	38,391	3,767,150

Total property, plant and equipment	2,096,070	661,510	(29,242)	-	(76,116)	2,652,222

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Cost or deemed cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Effect of movements in exchange rates	Balance at 31 March 2010
Network infrastructure (All Operational)	5,234,540	8,863	(6,084)	121,975	(54,589)	5,304,705
Land and buildings	272,744	647	-	138	(2,698)	270,831
Equipment, fixtures and fittings	311,390	2,777	(322)	1,647	(1,991)	313,501
Motor vehicles	14,905	1,138	(76)	-	(161)	15,806
Leasehold improvements	134,743	1,336	(1)	136	(1,344)	134,870
Construction in progress	451,050	153,090	-	(123,896)	(7,035)	473,209
Total	6,419,372	167,851	(6,483)		(67,818)	6,512,922

Accumulated Depreciation
Network infrastructure (All Operational)	3,273,403	102,163	(5,562)	-	(30,934)	3,339,070
Land and buildings	99,405	2,690	-	-	(972)	101,123
Equipment, fixtures and fittings	266,360	5,416	(177)	-	(2,018)	269,581
Motor vehicles	12,027	432	(72)	-	(33)	12,354
Leasehold improvements	115,955	739	-	-	(1,187)	115,507
Total	3,767,150	111,440	(5,811)	-	(35,144)	3,837,635

Total property, plant and equipment	2,652,222	56,411	(672)	-	(32,674)	2,675,287

Depreciation expenses for the three months ended 31 March 2010 and 2009 are $111,440 and $70,898 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

12.	Property, plant and equipment (continued)

Leased assets

The Group leases equipment under a number of finance lease agreements.  At the end of each of the lease period, the Group has the option to purchase the equipment at a beneficial price.  As at 31 March 2010, net carrying amount of fixed assets acquired under finance leases amounted to $64,657 (31 December 2009: $65,844).

Property, plant and equipment under construction

Construction in progress mainly consisted of expenditures in GSM network of the Company, Astelit, Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”) and Belarussian Telecom and non-operational items as at 31 March 2010 and 31 December 2009.

As at 31 December 2009, a mortgage is placed on Izmir and Davutpasa buildings amounting to $986 and $329, respectively (31 December 2009: $996 and $332, respectively).

13.	Intangible assets

In April 1998, the Company signed the License with the Turkish Ministry, under which it was granted a GSM license, which is amortized over 25 years with a carrying amount of $392,883 as at 31 March 2010 (31 December 2009: $404,636).  The amortization period of the license will end in 2023.

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure.  The Company acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT).  The license is effective for duration of 20 years starting from 30 April 2009.  The carrying amount is $482,531 as at 31 March 2010 (31 December 2009: $493,982).

Impairment testing for long-lived assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Long-lived assets are tested for impairment as at 31 December 2009.  As the recoverable amounts of the assets or cash-generating unit are greater than the value in use, no impairment is required.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets, cash generating units.  As at 31 December 2009, impairment test for long-lived assets of Astelit, is made on the assumption that Astelit is the cash generating unit.  As the recoverable amounts based on the value in use of cash generating units is higher than the carrying amount of cash-generating units of Astelit and A-Tel, no impairment is required.

The assumptions used in value in use calculation of Astelit and A-Tel as at 31 December 2009 are:

Astelit: A 15.7% post-tax WACC rate and a 3.0% terminal growth rate were used to extrapolate cash flows beyond the 6-year forecasts based on the business plans approved by the Board of Directors.  Independent appraisal is obtained for fair value to determine recoverable amounts for Astelit.  The pre-tax rate for disclosure purposes is 19.5%.

A-Tel: A 14.2% post-tax WACC rate and a 4.0% terminal growth rate were used to extrapolate cash flows beyond the 5-year forecasts based on the plans.  The pre-tax rate for disclosure purposes is 16.3%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2009	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 December 2009
GSM and other telecommunication operating licenses	986,447	17,027	(19,771)	508,312	-	(26,117)	1,465,898
Computer Software	1,743,264	23,530	(2,319)	185,000	-	1,585	1,951,060
Transmission Lines	31,431	1,350	-	-	-	408	33,189
Central Betting System Operating Right	5,476	28	-	-	-	23	5,527
Brand name	4,655	-	-	-	-	21	4,676
Customer Base	6,370	-	-	-	-	28	6,398
Customs duty and VAT exemption right	51,101	-	-	-	-	224	51,325
Goodwill	244,642	-	-	-	(61,835)	1,549	184,356
Other	1,718	1,062	-	-	-	(482)	2,298
Construction in progress	22,506	680,510	-	(693,312)	-	(4,142)	5,562
Total	3,097,610	723,507	(22,090)		(61,835)	(26,903)	3,710,289

Accumulated Amortization
GSM and other telecommunication operating licenses	398,677	50,389	(19,771)	-	-	(21,495)	407,800
Computer Software	1,212,943	140,964	(1,940)	-	-	3,875	1,355,842
Transmission Lines	23,585	2,301	-	-	-	154	26,040
Central Betting System Operating Right	3,826	170	-	-	-	20	4,016
Brand name	116	458	-	-	-	10	584
Customer Base	1,337	639	-	-	-	20	1,996
Customs duty and VAT exemption right	3,871	11,416	-	-	-	266	15,553
Other	360	84	-	-	-	33	477
Total	1,644,715	206,421	(21,711)	-	-	(17,117)	1,812,308

Total intangible assets	1,452,895	517,086	(379)	-	(61,835)	(9,786)	1,897,981

The impairment losses on goodwill for the year ended 31 December 2009 is $61,835 recognised in other expenses in the consolidated income statement for the year ended 31 December 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Cost	Balance at 1 January 2010	Additions	Disposals	Transfers	Impairment	Effects of movements in exchange rates	Balance at 31 March 2010
GSM and other telecommunication operating licenses	1,465,898	56	-	632	-	(13,725)	1,452,861
Computer Software	1,951,060	5,825	-	44,334	-	(18,162)	1,983,057
Transmission Lines	33,189	22	-	-	-	(342)	32,869
Central Betting System Operating Right	5,527	344	-	-	-	(57)	5,814
Indefeasible Right of Usage	-	22,894	-	-	-	-	22,894
Brand name	4,676	-	-	-	-	(49)	4,627
Customer Base	6,398	-	-	-	-	(66)	6,332
Customs duty and VAT exemption tight	51,325	-	-	-	-	(533)	50,792
Goodwill	184,356	-	-	-	-	(1,914)	182,442
Other	2,298	197	-	-	-	(28)	2,467
Construction in progress	5,562	43,726	-	(44,966)	-	(180)	4,142
Total	3,710,289	73,064	-	-	-	(35,056)	3,748,297

Accumulated Amortization
GSM and other telecommunication operating licenses	407,800	16,945	-	-	-	(3,782)	420,963
Computer Software	1,355,842	36,701	-	-	-	(13,176)	1,379,367
Transmission Lines	26,040	527	-	-	-	(274)	26,293
Central Betting System Operating Right	4,016	48	-	-	-	(42)	4,022
Indefeasible Right of Usage	-	384	-	-	-	197	581
Brand name	584	116	-	-	-	(7)	693
Customer Base	1,996	163	-	-	-	(22)	2,137
Customs duty and VAT exemption right	15,553	2,903	-	-	-	(179)	18,277
Other	477	27	-	-	-	(190)	314
Total	1,812,308	57,814	-	-	-	(17,475)	1,852,647

Total intangible assets	1,897,981	15,250	-	-	-	(17,581)	1,895,650

Amortization expenses for the three months ended 31 March 2010 and 2009 are $57,814 and $47,393 respectively.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Tellcom, a wholly owned subsidiary of the Group, won the tender of BOTAS for indefeasible right to use the capacity of the fiber optic cables already installed by BOTAS for 15 years, the right to install additional fiber optic cables and the right to use the capacity of these fiber optic cables for the same period.  Tellcom will pay EUR 20,900 to BOTAS for the right and this transaction has been considered as a finance lease as the lease term is for the major part of the remaining useful life of the fiber optic cables already installed by BOTAS and Tellcom will make significant investment during the initial period of the lease agreement which is an indicator that the transaction is a finance lease.  The Group recognized indefeasible right of use amounting to $22,894 which is calculated as the present value of payments to be made to BOTAS till the year 2024.

Impairment testing for cash-generating unit containing goodwill

Goodwill allocated to cash generating units and carrying values of all cash generating units are annually tested for impairment.  The recoverable amounts (that is, higher of value in use and fair value less cost to sell) are normally determined on the basis of value in use, applying discounted cash flow calculation.  Independent appraisals were obtained for fair values to determine recoverable amounts for Belarussian Telecom and Superonline as at 31 December 2009.

In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of growth in EBITDA, calculated as results from operating activities before depreciation and amortization and other income/(expenses), timing and quantum of future capital expenditure, long term growth rates, and the selection of discount rates to reflect the risks involved.

Belarussian Telecom

The aggregate carrying amount of goodwill allocated to Belarussian Telecom is $162,645.  As at 31 December 2009, goodwill arising from the acquisition of Belarussian Telecom was impaired by $61,835 following the adverse movements in the discount rates mainly due to the economic slowdown in Belarus and adverse performance against previous plans.  The impairment loss was allocated fully to goodwill and is included in other expense.  Value in use was determined by discounting the future cash flows generated from the continuing use of the unit.  The calculation of the value in use was based on the following key assumptions:

Based on the increase in the market share and average revenue per user (“ARPU”) levels revenues are estimated to increase on a steady way.  ARPU is expected to reach to levels close to the competitors by the end of 2016.  The anticipated revenue growths will lead also to increased EBITDA on the projected term.  Additionally, it is estimated that gross profit margin will also improve throughout the projection period based on the ground that the share of calls to be terminated in Belarusian Telecom network will increase and transmission costs will decrease since it is planned to Belarussian Telecom will construct its own network.  Selling and marketing expenses in proportion to revenue is expected to decrease to constant levels at the end of the first three years of operation, since proportion of subscriber acquisition and advertising costs is estimated to decrease.

The projection period for the purposes of goodwill impairment testing is taken as 7 years between 1 January 2010 and 31 December 2016, since, according to the business plan, Belarusian Telecom reaches a mature state in the year 2016.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

13.	Intangible assets (continued)

Impairment testing for cash-generating unit containing goodwill (continued)

Belarussian Telecom (continued)

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 3.5% which does not exceed the estimated average growth rate for the country.

A post-tax discount rate WACC of 14.1% was applied in determining the recoverable amount of the unit.  The post-tax rate was adjusted considering the tax cash outflows and other future tax cash flows and discrepancies between the cost of the assets and their tax bases.  The pre-tax rate for disclosure purposes is 16.6%.

Superonline

The aggregate carrying amount of goodwill allocated to Superonline is $21,711.  As the recoverable values based on the value in use of the cash generating units is estimated to be higher than carrying amount, no impairment was required for goodwill arising from the acquisition of Superonline as at 31 December 2009.  The calculation of the value in use was based on the following key assumptions:

Values assigned to EBITDA for the periods forecasted include the expected synergies to be achieved from operating as a part of the Group.  Values assigned to this key assumption reflect past experience except for efficiency improvements and synergies.  Management believes that any reasonably possible change in the key assumptions on which Superonline recoverable amount is based would not cause Superonline’s carrying amount to exceed its recoverable amount.

The projection period for the purposes of goodwill impairment testing is taken as 8 years between 1 January 2010 and 31 December 2017, since, according to the Superonline’s business plan, Superonline reaches a mature state in the year 2017.

Cash flows for further periods (perpetuity) were extrapolated using a constant growth rate of 2.5%.  This growth rate does not exceed the long-term average growth rate for the market in which Superonline operates.

A post-tax discount rate WACC of 16.8% was applied in determining the recoverable amount of the unit.  Discounting post-tax cash flows at a post-tax discount rate and discounting pre tax cash flows at pre-tax discount rate give same results, since the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows.  For disclosure purposes pre-tax discount rate is 20.6%.

After the acquisition of Superonline in 2008, management merged Superonline’s operations with its wholly owned subsidiary, Tellcom in May 2009.  With the merger, Superonline and Tellcom seized to be separate cash generating units and merged as one cash generating unit under the brand name of Superonline.  Therefore, the business plans used for the purpose of the impairment testing represents the merged entities operations.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees

The Group’s share of profit in its equity accounted investees for the three months ended 31 March 2010 and 2009 are $30,494 and $9,634, respectively.  Summary financial information for equity accounted investees adjusted for the accounting policy differences for the same events under similar circumstances and not adjusted for the percentage ownership held by the Group is as follows:

	Ownership	Current Assets	Non-current Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Equity	Total Liabilities and Equity
31 March 2010
Fintur (associate)	41.45%	554,979	1,481,017	2,035,996	259,210	785,571	991,215	2,035,996
A-Tel (joint venture)*	50.00%	48,887	191,931	240,818	6,212	38,537	196,069	240,818
		603,866	1,672,948	2,276,814	265,422	824,108	1,187,284	2,276,814
31 December 2009
Fintur (associate)	41.45%	423,754	1,491,371	1,915,125	250,133	804,271	860,721	1,915,125
A-Tel (joint venture)*	50.00%	46,069	196,524	242,593	6,539	39,476	196,578	242,593
		469,823	1,687,895	2,157,718	256,672	843,747	1,057,299	2,157,718

	Revenue	Direct cost of revenue	Profit/(loss) for the period
31 March 2010
Fintur (associate)	378,402	(165,185)	88,417
A-Tel (joint venture)*	15,597	(11,807)	3,177
	393,999	(176,992)	91,594
31 March 2009
Fintur (associate)	373,344	(167,153)	66,082
A-Tel (joint venture)*	16,831	(17,445)	(110)
	390,175	(184,598)	65,972

* Figures mentioned in the above table includes fair value adjustments that arose during acquisition of A-Tel.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

14.	Equity accounted investees (continued)

The Company’s investment in Fintur and A-Tel amounts to $321,490 and $98,458 respectively as at 31 March 2010 (31 December 2009: $285,597 and $97,893).

During 2009, Fintur distributed a total dividend of $200,000.  The Group received its share of dividend in December 2009 at the amount of $82,900 and decreased its investment in Fintur by $82,900.

In April 2008, the privatization of the Republic of Azerbaijan’s 35.7% ownership in Azercell Telecom B.M. (“Azercell”), a 51% owned consolidated subsidiary of Fintur, was completed.  The non-controlling shareholders in Azercell acquired the 35.7% shares of Republic of Azerbaijan increasing their effective ownership in Azercell to 49%.  One of the non-controlling shareholders was also granted a put option, giving the shareholder the right to sell its 42.2% stake to Fintur at fair value in certain deadlock situations regarding material decisions at the General Assembly.  Fintur has initially accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest.  The difference between the present value of the estimated option redemption amount and the derecognized non-controlling interest amounting to $647,930 is accounted under equity, in accordance with the Group’s accounting policy.

During December 2009 at the General Assembly meeting of A-Tel, it has been decided to distribute dividends and accordingly the Company reduced the carrying value of its investments in A-Tel by the dividends declared of TL 7,248 (equivalent to $4,764 as at 31 March 2010) as at 31 March 2010.

15.	Other investments

Non-current investments:

		31 March 2010		31 December 2009
	Country of incorporation	Ownership (%)	Carrying Amount	Ownership (%)	Carrying Amount
Aks Televizyon Reklamcilik ve
Filmcilik Sanayi ve Ticaret AS
(“Aks TV”)	Turkey	6.24	22,258	6.24	22,492
T Medya Yatirim Sanayi ve
Ticaret AS (“T-Medya”)	Turkey	10.23	12,136	10.23	12,263
			34,394		34,755

On 2 February 2010, Savings Deposit Insurance Fund (“SDIF”) notified that lien was laid on “priority right to purchase back” regarding the shares of Aks TV of which 6.24% were held by Turktelt Hizmetleri AS.  In case that, those shares are sold to third parties other than Cukurova Group, SDIF has the right to exercise its priority right to purchase back and the purchase price will be determined within the context of the past agreements signed between previous owners and Cukurova Group.

Investment in Aks TV and T-Medya are classified as available-for-sale financial assets.  However, there is not active market available for these equity instruments, and application of valuation techniques is impracticable.  Accordingly, the Group measured these investments at cost.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

15.	Other investments (continued)

Current investments:

	31 March 2010	31 December 2009
Available-for-sale financial assets
Government bonds, treasury bills	30,875	62,398
Derivatives not used for hedging
Option contracts	1,036	-
Deposits maturing after 3 months or more
Time deposits	5,712	-
	37,623	62,398

TL denominated government bonds with a carrying amount of $30,602 are discounted as at 31 March 2010 (31 December 2009: $62,109).  Interest bearing available-for-sale EUR denominated government bonds and treasury bills with a carrying amount of $273 as at 31 March 2010 have stated interest rates of Euribor +1.8% and mature in 6 months to 1 year (31 December 2009: $289).

As at 31 March 2010, USD denominated time deposits amounting to $5,712 have stated interest rates between 7.0%-7.5% and mature in 6 months to 1 year.

The Group’s exposure to credit, currency and interest rate risks related to other investments is disclosed in note 29.

16.	Other non-current assets

	31 March 2010	31 December 2009
Value added tax (“VAT”) receivable	54,783	37,628
Prepaid expenses	24,028	22,406
Deposits and guarantees given	6,142	9,597
Advances given for fixed assets	5,415	-
Prepayment for subscriber acquisition cost	1,647	2,867
Others	7,080	2,622
	99,095	75,120

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities

Unrecognised deferred tax liabilities

At 31 March 2010, a deferred tax liability of $20,107 (31 December 2009: $18,669) for temporary differences of $100,535 (31 December 2009: $93,345) related to an investment in a subsidiary was not recognised because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31 March 2010	31 December 2009

Deductible temporary differences	46,074	39,186
Tax losses	142,649	140,493
Total unrecognised deferred tax assets	188,723	179,679

The deductible temporary differences do not expire under current tax legislation.  Turkish tax legislation does not allow companies to file tax returns on a consolidated basis.  Therefore, deferred tax assets have not been recognised in respect of these items resulting from certain consolidated subsidiaries because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Unrecognised deferred tax assets (continued)

As at 31 March 2010, expiration of tax losses is as follows:

Year Originated	Amount	Expiration Date
2005	155	2010
2006	3,263	2011
2007	12,059	2012
2008	79,137	2013
2009	35,792	2014
2010	4,171	2015 thereafter
	134,577

As at 31 March 2010, tax losses which will be carried indefinitely are as follows:

Year Originated	Amount
2004	21,061
2005	54,757
2006	95,958
2007	37,398
2008	215,173
2009	27,101
2010	11,485

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities as at 31 March 2010 and 31 December 2009 are attributable to the following:

	Assets		Liabilities		Net
	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009
Property, plant & equipment and intangible assets	165	84	(160,507)	(170,397)	(160,342)	(170,313)
Investment	-	-	(15,772)	(13,833)	(15,772)	(13,833)
Provisions	24,667	27,474	(10)	-	24,657	27,474
Trade and other payables	32,216	39,271	(4)	(38)	32,212	39,233
Other items	3,431	2,104	(38,822)	(1,039)	(35,391)	1,065
Tax assets / (liabilities)	60,479	68,933	(215,115)	(185,307)	(154,636)	(116,374)
Set off of tax	(57,816)	(66,875)	57,816	66,875	-	-
Net tax assets / (liabilities)	2,663	2,058	(157,299)	(118,432)	(154,636)	(116,374)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

17.	Deferred tax assets and liabilities (continued)

Movement in temporary differences as at 31 March 2010 and 31 December 2009

	Balance at 1 January 2009	Recognised in profit or loss	Recognised in other comprehensive income	Effect of movements in exchange rates	Balance at 31 December 2009
Property, plant & equipment and intangible assets	(168,636)	(907)	-	(770)	(170,313)
Investment	(10,267)	(2,353)	(1,091)	(122)	(13,833)
Provisions	10,070	16,802	-	602	27,474
Trade and other payables	44,239	(5,033)	-	27	39,233
Other items	(4,759)	4,793	-	1,031	1,065
Tax credit carry forwards	6	(6)	-	-	-
Total	(129,347)	13,296	(1,091)	768	(116,374)

	Balance at 1 January 2010	Recognised in profit or loss	Recognised in other comprehensive income	Effect of movements in exchange rates	Balance at 31 March 2010
Property, plant & equipment and intangible assets	(170,313)	8,258	-	1,713	(160,342)
Investment	(13,833)	(2,188)	91	158	(15,772)
Provisions	27,474	(2,549)	-	(268)	24,657
Trade and other payables	39,233	(6,658)	-	(363)	32,212
Other items	1,065	(36,500)	-	44	(35,391)
Total	(116,374)	(39,637)	91	1,284	(154,636)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

18.	Trade receivables and accrued income

	31 March 2009	31 December 2009
Receivables from subscribers	417,608	392,328
Accrued service income	335,297	318,526
Accounts and checks receivable	52,146	57,867
Receivables from Turk Telekomunikasyon AS (“Turk
Telekom”)	1,653	15,031
	806,704	783,752

Trade receivables are shown net of allowance for doubtful debts amounting to $292,474 as at 31 March 2010 (31 December 2009: $268,157).  The impairment loss recognized for the three months ended 31 March 2010 and 2009 are $25,988 and $14,506, respectively.

Letters of guarantee received with respect to the accounts and checks receivable are amounted to $169,658 and $164,958 as at 31 March 2010 and 31 December 2009, respectively.

The accrued service income represents revenues accrued for subscriber calls (air-time) and contracted receivables related to handset campaigns, which have not been billed.  Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for rendered but not yet billed.

Receivables from Turk Telekom represent net amounts that are due from Turk Telekom under the Interconnection Agreement.  The Interconnection Agreement provides that Turk Telekom will pay to the Company for Turk Telekom’ s fixed-line subscribers’ calls to GSM subscribers.

The Group’s exposure to credit and currency risks and impairment losses related to trade receivables are disclosed in note 29.

19.	Other current assets

	31 March 2010	31 December 2009
Prepaid expenses	253,454	69,559
VAT receivable	27,446	48,760
Receivables from Tax Office	15,989	-
Interest income accruals	10,109	17,727
Advances to suppliers	8,030	12,351
Prepayment for subscriber acquisition cost	7,367	12,527
Restricted cash	5,010	-
Receivable from personnel	2,856	2,767
Other	7,424	11,726
	337,685	175,417

Prepaid expenses mainly consist of prepaid frequency usage fees amounting $156,961 as at 31 March 2010 (31 December 2009: nil).

As at 31 March 2010, restricted cash represents amounts deposited at banks with a maturity of 18 February 2011 and 28 February 2001 as guarantees in connection with the loan utilized by Azerinteltek amounting to $5,030.

Subscriber acquisition costs are subsidies paid to dealers for engaging a fixed term contract with the subscriber that require a minimum consideration.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

20.	Cash and cash equivalents

	31 March 2010	31 December 2009
Cash in hand	1,235	157
Cheques received	1,208	1,154
Banks	2,876,390	3,093,889
-Demand deposits	200,092	199,764
-Time deposits	2,676,298	2,894,125
Bonds and bills	288	286
Cash and cash equivalents	2,879,121	3,095,486
Bank overdrafts	(6,329)	(5,244)
Cash and cash equivalents in the statement of cash flows	2,872,792	3,090,242

As at 31 March 2010, there was no cash and cash equivalents amount deposited in banks, that are owned and/or controlled by Cukurova Group, a significant shareholder of the Company (31 December 2009: nil).

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in note 29.

21.	Capital and reserves

Share capital

As at 31 March 2010, common stock represented 2,200,000,000 (31 December 2009: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each.  In accordance with the Law No. 5083 with respect to TL, on 9 May 2005, par value of each share is registered to be one TL.

In connection with the redenomination of the TL and as per the related amendments of Turkish Commercial Code, in order to increase the nominal value of the shares to TL 1, 1,000 units of shares, each having a nominal value of TL 0.001 shall be merged and each unit of share having a nominal value of TL 1 shall be issued to represent such shares.  The Company is still in the process of merging 1,000 existing ordinary shares, each having a nominal value of TL 0.001 to one ordinary share having a nominal value of TL 1 each.  After the share merger which appears as a provisional article in the Articles of Association to convert the value of each share with a nominal value of TL 0.001 to TL 1, all shares will have a value of TL 1.  Although the merger process has not been finalized, the practical application is to state each share having a nominal value of TL 1 which is consented by Capital Markets Board of Turkey (“CMB”).  Accordingly, number of shares data is adjusted for the effect of this merger.

The holders of shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company.

As at 31 March 2010, total number of pledged shares hold by various institutions is 137,200 (31 December 2009: 137,200).

Capital contribution

Capital contribution comprises the contributed assets and certain liabilities that the government settled on behalf of the Group that do not meet the definition of a government grant which the government is acting in its capacity as a shareholder.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the interim financial statements of foreign and domestic operations from their functional currencies to presentation currency of USD.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

21.	Capital and reserves (continued)

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or the asset is impaired.

Legal reserve

Under the Turkish Commercial Code, Turkish companies are required to set aside first and second level legal reserves out of their profits.  First level legal reserves are set aside 5% of the distributable income per statutory accounts each year.  The ceiling on the first legal reserves is 20% of the paid-up capital.  The reserve requirement ends when the 20% of paid-up capital level has been reached.  Second legal reserves correspond to 10% of profits actually distributed after the deduction of the first legal reserves and the minimum obligatory dividend pay-out (5% of the paid-up capital).  There is no ceiling for second legal reserves and they are accumulated every year.

Reserve for minority put option liability

The reserve for minority put option liability includes the difference between the put option liability granted to the non-controlling shareholders in existing subsidiaries recognised and the amount of non-controlling interest derecognized.  Subsequent changes in the fair value of the put option liability are also recognised in this reserve.

Dividends

The Company has adopted a dividend policy, which is set out in its corporate governance guidance.  As adopted, the Company’s general dividend policy is to pay dividends to shareholders with due regard to trends in the Company’s operating performance, financial condition and other factors.

The Board of Directors intends to distribute cash dividends in an amount of not less than 50% of the Company’s lower of distributable profit based on the financial statements prepared in accordance with the accounting principles accepted by the CMB or statutory records, for each fiscal year starting with profits for fiscal year 2004.  However, the payment of dividends will still be subject to cash flow requirements of the Company, compliance with Turkish law and the approval of and amendment by the Board of Directors and the General Assembly of Shareholders.

On 10 March 2010, the Company’s Board of Directors has proposed a dividend distribution for the year ended 31 December 2009 amounting to TL 859,259 (equivalent to $564,745 and $573,451 as at 31 March 2010 and 29 April 2010, respectively), which represented 50% of distributable income.  This represents a net cash dividend of full TL 0.3905723 (equivalent to full $0.2567021 as at 31 March 2010) per share.  This dividend proposal was discussed and approved at our Ordinary General Assembly of Shareholders held on 29 April 2010.  Dividend distribution will start on 17 May 2010.

	2010		2009
	TL	USD*	TL	USD*

Cash dividends	859,259	573,451	1,098,193	713,297

* USD equivalents of dividends are computed by using the Central Bank of Turkey’s TL/USD exchange rate on 29 April 2010 and 8 May 2009, which are the dates that the General Assembly of Shareholders approved the dividend distribution.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

22.	Earnings per share

The calculations of basic and diluted earnings per share as at 31 March 2010 and 2009 were based on the profit attributable to ordinary shareholders for the period ended 31 March 2010 and 2009 of $276,746, and $344,233 respectively and a weighted average number of shares outstanding during the year ended 31 March 2010 and 2009 of 2,200,000,000 calculated as follows:

	Three months ended 31 March
	2010	2009

Numerator:
Net profit for the period attributed to owners	276,746	344,223

Denominator:
Weighted average number of shares	2,200,000,000	2,200,000,000

Basic and diluted earnings per share	0.125794	0.156465

23.	Other non-current liabilities

	31 March	31 December
	2010	2009
Consideration payable in relation to acquisition of BeST	77,020	75,319
Financial liability in relation to put option	64,503	63,152
Deposits and guarantees taken from agents	14,655	13,951
Other	2,327	2,569
	158,505	154,991

Consideration payable in relation to acquisition of Belarusian Telecom represents the present value of long-term deferred payments to the seller.  Total deferred payments amount to $200,000, of which $100,000 will be paid on 31 December 2010.  The present value of this liability amounted to $98,188 as at 31 March 2010 is classified under trade and other payables (see note 28).  Payment of an additional $100,000 is contingent on financial performance of Belarussian Telecom, and based on management’s estimations, expected to be paid during the first quarter of 2015.  The present value of the contingent consideration is $77,020 as at 31 March 2010.  (31 December 2009: $75,319)

Non-controlling shareholders in Belarusian Telecom were granted a put option, giving the shareholders the right to sell their entire stake to Beltel Telekomunikasyon Hizmetleri AS (“Beltel”) at fair value during a specified period.  The Group accounted for the present value of the estimated option redemption amount as a provision and derecognized the non-controlling interest.  The Company has estimated a value based on multiple approaches including income approach (discounted cash flows) and market approach (comparable market multiples).  The average of the values determined as at 31 August 2013, which is the exercise date of the put option, is then discounted to 31 March 2010.

The difference between the present value of the estimated option redemption and derecognized non-controlling interests amounting to $17,496 has been presented as reserve for minority put option under equity.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost.  For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk and payment schedule for interest bearing loans, see note 29.

	31 March 2010	31 December 2009
Non-current liabilities
Unsecured bank loans	791,276	793,210
Secured bank loans	24,873	25,253
Finance lease liabilities	21,577	2,716
	837,726	821,179
Current liabilities
Current portion of unsecured bank loans	378,514	226,463
Unsecured bank facility	285,161	461,788
Secured bank facility	5,030	-
Current portion of finance lease liabilities	3,850	2,529
	672,555	690,780

Finance lease liabilities are payable as follows:

	31 March 2010			31 December 2009
	Future minimum lease payments	Interest	Present value of minimum lease payments	Future minimum lease payments	Interest	Present value of minimum lease payments

Less than one year	4,039	189	3,850	2,768	239	2,529
Between one and five years	27,230	5,653	21,577	2,815	99	2,716
	31,269	5,842	25,427	5,583	338	5,245

Tellcom, a wholly owned subsidiary of the Group, acquired indefeasible right of use with BOTAS and will pay EUR 20,900 to BOTAS for the right.  The Group recognized indefeasible right of use amounting to $22,894 which is calculated as the present value of payments to be made to BOTAS till the year 2024.  As of 31 March 2010, the carrying amount of lease liability related to BOTAS agreement is $20,806.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

24.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

				31 March 2010			31 December 2009
	Currency	Year of maturity	Interest rate type	Nominal interest rate	Face value	Carrying amount	Nominal interest rate	Face value	Carrying amount
Unsecured bank loans	USD	2012	Floating	Libor+2.25%–3.75%	491,000	487,331	Libor+2.3%–3.75%	491,000	487,563
Unsecured bank loans	USD	2010	Floating	Libor+2.0%–3.5%	434,500	435,200	Libor+2.0%–3.5%	476,000	476,754
Unsecured bank loans	USD	2014	Fixed	2.24%	191,219	185,566	2.24%	191,219	183,710
Unsecured bank loans	USD	2011	Fixed	2.80%	63,500	63,944	2.80%	63,500	63,505
Unsecured bank loans	USD	2010	Fixed	2.80%	63,387	63,831	2.80%	113,387	113,395
Unsecured bank loans	USD	2014	Floating	Libor+1.35%	64,589	62,738	Libor+1.35%	64,589	62,162
Unsecured bank loans	USD	2016	Fixed	2.81%	64,625	61,387	2.81%	69,856	66,051
Unsecured bank loans	USD	2013	Fixed	4.35%	35,000	35,055	-	-	-
Unsecured bank loans	USD	2015	Floating	Libor+2.9%–3.0%	34,000	34,098	-	-	-
Secured bank loans**	BYR	2020	Floating	RR*+2%	21,619	24,873	RR*+2%	22,487	25,253
Unsecured bank loans	USD	2012	Fixed	2.97%	24,147	24,293	2.97%	25,958	26,236
Secured bank loans	USD	2010	Fixed	5.00	5,000	5,030	-	-	-
Unsecured bank loans	BYR	2010	Floating	½ RR*	1,421	1,508	½ RR*	1,971	2,085
Finance lease liabilities	EUR	2010–2024	Fixed	3.4%	26,429	20,806		-	-
Finance lease liabilities	USD	2010–2011	Fixed	4.6%	4,840	4,621	5.7%	5,583	5,245
					1,525,276	1,510,281		1,525,550	1,511,959

* Refinancing rate of the National Bank of the Republic of Belarus.

** Secured by Republic of Belarus Government.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

25.	Employee benefits

International Accounting Standard No. 19 (“IAS 19”) “Employee Benefits” requires actuarial valuation methods to be developed to estimate the enterprise’s obligation under defined benefit plans.  The liability for this retirement pay obligation is recorded in the accompanying consolidated financial statements at its present value using a discount rate of 5.9%.

Movement in the reserve for employee termination benefits as at 31 March 2010 and 31 December 2009 are as follows:

	2010	2009
Opening balance	27,776	26,717
Provision set/reversed during the period	3,879	6,350
Payments made during the period	(1,881)	(5,410)
Unwind of discount	324	1,534
Effect of change in foreign exchange rate	(304)	(1,415)
Closing balance	29,794	27,776

Obligations for contributions to defined contribution plans are recognized as an expense in the consolidated income statement as incurred.  The Group incurred $1,763 and $1,058 in relation to defined contribution retirement plan for the three months ended 31 March 2010 and 2009, respectively.

26.	Deferred income

Deferred income primarily consists of counters sold but not used by prepaid subscribers and it is classified as current as at 31 March 2010.  The amount of deferred income is $194,449 and $248,518 as at 31 March 2010 and 31 December 2009, respectively.

27.	Provisions

Non-current provisions:

	Legal	Site Restoration	Other	Total
Balance at 1 January 2009	-	4,490	-	4,490
Provision made during the period	95	590	467	1,152
Effect of change in foreign exchange rate	-	34	-	34
Balance at 31 December 2009	95	5,114	467	5,676

	Legal	Site Restoration	Other	Total
Balance at 1 January 2010	95	5,114	467	5,676
Provision made during the period	580	258	238	1,076
Effect of change in foreign exchange rate	-	(55)	-	(55)
Balance at 31 March 2010	675	5,317	705	6,697

Legal provisions are set for the probable cash outflows related to legal disputes.

Provisions for site restoration at base stations’ locations and future dismantling costs of base station equipment is set in accordance with Belarusian Telecom’s published environmental policy and applicable legal requirements.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

27.	Provisions (continued)

Current provisions:

	Legal	Bonus	Total
Balance at 1 January 2009	44,258	38,091	82,349
Provision made during the period	158,580	36,784	195,364
Provisions used during the period	(40,018)	(37,996)	(78,014)
Unwind of discount	-	235	235
Effect of change in foreign exchange rate	5,098	135	5,233
Balance at 31 December 2009	167,918	37,249	205,167

	Legal	Bonus	Total
Balance at 1 January 2010	167,918	37,249	205,167
Provision made during the period	30,158	12,407	42,565
Provisions used during the period	(21,207)	(37,249)	(58,456)
Unwind of discount	-	(109)	(109)
Effect of change in foreign exchange rate	(1,804)	(81)	(1,885)
Balance at 31 March 2010	175,065	12,217	187,282

Legal provisions are set for the probable cash outflows related to legal disputes.  In note 32, under legal proceedings section, detailed explanations are given with respect to legal provisions.

The bonus provision totalling to $12,217 comprises mainly the provision for the three months ended 31 March 2010 and is planned to be paid in March 2011.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

28.	Trade and other payables

The breakdown of trade and other payables as at 31 March 2010 and 31 December 2009 is as follows:

	31 March 2010	31 December 2009
Payables to other suppliers	310,040	354,057
Taxes and withholdings payable	193,992	215,375
Consideration payable in relation to acquisition of Belarussian
Telecom	98,188	97,605
Payables to Ericsson companies	87,687	115,980
Selling and marketing expense accrual	61,027	62,783
License fee accrual	55,139	38,289
ICTA share accrual	22,526	18,543
Interconnection payables	19,471	31,957
Roaming expense accrual	11,582	61,783
Interconnection accrual	7,059	5,343
Other	49,118	37,047
	915,829	1,038,762

Balances due to other suppliers are arising in the ordinary course of business.

Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to ICTA and personnel income taxes.

Consideration payable in relation to acquisition of Belarusian Telecom represents present value of short-term deferred payments to the seller.  Total deferred payment amounts to $200,000, of which $100,000 will be paid on 31 December 2010.  The remaining consideration is classified under other noncurrent liabilities section (note 23).

Payables to Ericsson companies comprise due to Ericsson Turkey, Ericsson Sweden and Ericsson AB arising from fixed asset purchases, site preparation and other services.

Selling and marketing expense accrual is mainly resulted from services received from third parties related to marketing activities of the Group which are not yet invoiced.

In accordance with the license agreement, Turkcell pays 90% of the ongoing license fee, which equals 15% of its gross revenue, to the Turkish Treasury and 10% as universal service fund to the Turkish Ministry.

Payables to interconnection suppliers arise from voice and SMS termination services rendered by other GSM operators.

Interconnection accrual represents net balance of uninvoiced call termination services received from other operators and interconnection services rendered to other operators.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 29.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments

Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure.  The maximum exposure to credit risk at the reporting date was:

	Note	31 March 2010	31 December 2009
Due from related parties–non current	33	14,554	21,039
Other non–current assets**	16	18,568	11,996
Available–for–sale financial assets	15	30,875	62,398
Due from related parties–current	33	100,182	108,843
Trade receivables and accrued income	18	806,704	783,752
Other current assets**	19	42,295	29,284
Cash and cash equivalents*	20	2,877,886	3,095,329
Option contracts	15	1,036	-
Time deposits maturing in 3 months or more	15	5,712	-
		3,897,812	4,112,641

* Cash on hand is excluded from cash and cash equivalents.

** Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

The maximum exposure to credit risk for trade receivables arising from sales transactions including those classified as due from related parties at the reporting date by type of customer is:

	31 March	31 December
	2010	2009
Receivable from subscribers	751,162	710,747
Receivables from distributors and other operators	46,851	85,949
Other	8,691	1,312
	806,704	798,008

The aging of trade receivables and due from related parties as at 31 March 2010 and 31 December 2009:

	31 March	31 December
	2010	2009
Not past due	480,886	523,638
1-30 days past due	49,211	43,096
1-3 months past due	59,004	56,025
3-12 months past due	139,862	124,238
1-5 years past due	173,062	145,358
More than 5 years past due	19,415	21,279
	921,440	913,634

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Impairment losses

The movement in the allowance for impairment in respect of trade receivables as at 31 March 2010 and 31 December 2009 is as follows:

	2010	2009
Opening balance	268,157	196,637
Impairment loss recognised	25,988	75,379
Write-off		(7,978)
Effect of change in foreign exchange rate	(1,671)	4,119
Closing balance	292,474	268,157

The impairment loss recognised of $25,988 for the period ended 31 March 2010 relates to its estimate of incurred losses in respect of trade receivables.

The allowance accounts in respect of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amount considered irrecoverable and is written off against the trade receivable directly.

Liquidity risk

Current cash debt coverage ratio as at 31 March 2010 and 31 December 2009 is as follows:

	31 March 2010	31 December 2009

Cash and cash equivalents	2,879,121	3,095,486
Current liabilities	2,038,907	2,296,511
Current cash debt coverage ratio	141%	135%

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Liquidity risk (continued)

The following are the contractual maturities of financial liabilities, including estimated interest payments:

	31 March 2010							31 December 2009
	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 Years

Non-derivative financial liabilities
Secured bank loans	29,903	(49,352)	(127)	(5,851)	(5,812)	(20,140)	(17,422)	25,253	(46,659)	-	-	(5,420)	(16,767)	(24,472)
Unsecured bank loans	1,454,951	(1,554,789)	(491,638)	(118,739)	(321,951)	(617,419)	(5,042)	1,481,461	(1,583,273)	(267,683)	(432,251)	(166,987)	(695,681)	(20,671)
Finance lease liabilities	25,427	(31,269)	(1,358)	(2,681)	(3,929)	(5,701)	(17,600)	5,245	(5,583)	(1,383)	(1,385)	(2,789)	(26)	-
Trade and other payables*	621,156	(626,680)	(626,680)		-	-	-	723,222	(728,795)	(728,795)	-	-	-	-
Bank overdraft	6,329	(6,329)	(6,329)		-	-	-	5,244	(5,244)	(5,244)	-	-	-	-
Due to related parties	16,321	(16,409)	(16,409)		-	-	-	14,780	(14,884)	(14,884)	-	-	-	-
Consideration payable in relation to acquisition of Belarussian Telecom	175,208	(200,000)	-	(100,000)	-	(100,000)	-	172,924	(200,000)	-	(100,000)	-	-	(100,000)
Financial liability in relation to put option	64,503	(75,155)	-	-	-	(75,155)	-	63,152	(75,155)	-	-	-	(75,155)	-
Derivative financial liabilities
Option contracts	930	(930)	(930)
TOTAL	2,394,728	(2,560,913)	(1,143,471)	(227,271)	(331,692)	(818,415)	(40,064)	2,491,281	(2,659,593)	(1,017,989)	(533,636)	(175,196)	(787,629)	(145,143)

* Advances taken, taxes and withholding payable are excluded from trade and other payables.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts is as follows:

	31 December 2009
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	20,605	-	-
Other non-current assets	1	-	-
Other investments	-	201	-
Due from related parties-current	22,295	825	-
Trade receivables and accrued income	31,121	18,605	10
Other current assets	2,372	71	-
Cash and cash equivalents	1,324,795	99,734	1
	1,401,189	119,436	11
Foreign currency denominated liabilities
Loans and borrowings-non current	(830,434)	-	-
Other non-current liabilities	(189,105)	-	-
Loans and borrowings-current	(514,439)	-	-
Trade and other payables	(366,279)	(65,562)	(722)
Due to related parties	(4,199)	(1,194)	-
	(1,904,456)	(66,756)	(722)
Net exposure	(503,267)	52,680	(711)

	31 March 2010
	USD	EUR	SEK
Foreign currency denominated assets
Due from related parties-non current	14,052	-	-
Other non-current assets	79	873	-
Other investments	-	203	-
Due from related parties-current	27,107	172	-
Trade receivables and accrued income	22,508	4,787	16
Other current assets	11,403	932	10
Cash and cash equivalents	1,085,089	228,589	1
	1,160,238	235,556	27
Loans and borrowings-non current	(680,813)	(33,820)	-
Other non-current liabilities	(189,686)		-
Loans and borrowings-current	(794,992)	(1,830)	-
Trade and other payables	(249,968)	(40,998)	(16)
Due to related parties	(3,967)	(642)	-
	(1,919,426)	(77,290)	(16)
Net exposure	(759,188)	158,266	11

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Exposure to currency risk (continued)

The following significant exchange rates are applied during the period:

	Average Rate		Reporting Date Closing Rate
	31 March 2010	31 March 2009	31 March 2010	31 December 2009
TL/USD	1.5109	1.6407	1.5215	1.5057
TL/EUR	2.0880	2.1407	2.0523	2.1603
TL/SEK	0.2077	0.1936	0.2089	0.2082
BYR/USD	2,913.5	2,709.5	2,978.0	2,863.0
HRV/USD	7.9821	7.7000	7.9250	7.9850

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure.  The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies.  The analysis excludes net foreign currency investments.

10% strengthening of the TL, HRV, BYR against the following currencies as at 31 March 2010 and 31 December 2009 would have increased/(decreased) profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009
USD	75,919	50,327
EUR	(21,348)	(7,558)
SEK	-	10

10% weakening of the TL, HRV, BYR against the following currencies as at 31 March 2010 and 31 December 2009 would have increased/(decreased) profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular interest rates, remain constant.

	Profit or loss
	2010	2009
USD	(75,919)	(50,327)
EUR	21,348	7,558
SEK	-	(10)

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Interest rate risk

As at 31 March 2010 and 31 December 2009 the interest rate profile of the Group’s interest-bearing financial instruments was:

		31 March 2010		31 December 2009
	Note	Effective interest rate	Carrying amount	Effective interest rate	Carrying Amount
Fixed rate instruments
Time deposits	20
USD		3.7%	1,073,422	3.6%	1,425,695
EUR		3.7%	337,153	2.3%	146,183
TL		10.1%	1,265,001	10.1%	1,318,614
Other		4.5%	722	17.6%	3,633
Available-for-sale securities	15
Gov. bonds, treasury bills
TL		15.1%	30,602	14.8%	62,109
Time deposits maturing after 3 months or more
USD	15	7.3%	5,712	-	-
Finance lease obligations	24
USD		4.6%	4,621	5.7%	(5,245)
EUR		3.4%	20,806	-	-
Unsecured bank loans	24
USD fixed rate loans		3.8%	(434,076)	3.7%	(452,897)
Secured bank loans	24
USD fixed rate loans		5.2%	(5,030)	-	-

Variable rate instruments
Available-for-sale securities	15
Gov. bonds, treasury bills
EUR		5.1%	273	5.1%	289
Secured bank loans	24
BYR floating rate loans		11.9%	(24,873)	12.3%	(25,253)
Unsecured bank loans	24
USD floating rate loans		3.7%	(1,019,367)	3.8%	(1,026,479)
BYR floating rate loans		2.0%	(1,508)	2.1%	(2,085)

Sensitivity Analysis

Fair value sensitivity analysis for fixed rate instruments:

A change of 1% in interest rates for available for sale financial assets would have increased/ (decreased) equity by $66 (31 December 2009: $186).

A change of 1% in interest rates for time deposits maturing after 3 months or more would have increased/(decreased) profit or loss by $44 (31 December 2009: nil).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Sensitivity Analysis (continued)

Cash flow sensitivity analysis for variable rate instruments:

A change of 100 basis points in interest rates as at 31 March 2010 would have increased/(decreased) equity and profit or loss by the amounts shown below.  This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.  The analysis is performed on the same basis as at 31 March 2010 and 31 December 2009.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease

Variable rate instruments	(4,824)	4,824	2	(2)
Cash flow sensitivity (net)	(4,824)	4,824	2	(2)
31 December 2009
Variable rate instruments	(4,912)	4,912	-	-
Cash flow sensitivity (net)	(4,912)	4,912	-	-
Fair values

The fair values of financial assets and liabilities together with the carrying amounts shown in the statement of financial position are as follows:

		31 March 2010		31 December 2009
		Carrying	Fair	Carrying	Fair
	Note	Amount	Value	Amount	Value

Assets carried at fair value
Available for sale securities	15	30,875	30,875	62,398	62,398
Option contracts	15	1,036	1,036	-	-
		31,911	31,911	62,398	62,398
Assets carried at amortized cost
Due from related parties-long term	33	14,554	14,554	21,039	21,039
Other non-current assets*	16	18,568	18,568	11,996	11,996
Due from related parties-short term	33	100,182	100,182	108,843	108,843
Trade receivables and accrued income	18	806,704	806,704	783,752	783,752
Other current assets*	19	42,295	42,295	29,284	29,284
Cash and cash equivalents	20	2,879,121	2,879,121	3,095,486	3,095,486
Time deposits maturing after 3 months or more	15	5,712	5,712	-	-
		3,867,136	3,867,136	4,050,400	4,050,400
Liabilities carried at fair value
Option contracts	15	(930)	(930)	-	-
Put Option for Best Acquisition	23	(64,503)	(64,503)	(63,152)	(63,152)
		(65,433)	(65,433)	(63,152)	(63,152)
Liabilities carried at amortized cost
Loans and borrowings-long term	24	(837,726)	(837,726)	(821,179)	(821,179)
Bank overdrafts	20	(6,329)	(6,329)	(5,244)	(5,244)
Loans and borrowings-short term	24	(672,555)	(672,555)	(690,780)	(690,780)
Trade and other payables	28	(621,156)	(621,156)	(723,222)	(723,222)
Due to related parties	33	(16,321)	(16,321)	(14,780)	(14,780)
Deferred Payments	23-28	(175,208)	(175,208)	(172,924)	(172,924)
		(2,329,295)	(2,329,295)	(2,428,129)	(2,428,129)

* Non-financial instruments such as prepaid expenses and advances given are excluded from other current assets and other non-current assets.

** Advances taken, taxes and withholdings payable are excluded from trade and other payables.

The methods used in determining the fair values of financial instruments are discussed in note 4.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Sensitivity Analysis (continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method:

The different levels have been identified as follows:

Level 1:  quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2:  inputs other than quoted prices included within Level 1 that are observable for the assets and liability, either directly or indirectly.

Level 3:  inputs for the asset or liability that are not based on observable market.

	Level 1	Level 2	Level 3	Total
31 March 2010
Available-for sale financial assets	30,602	-	273	30,875
Option Contracts	1,036	-	-	1,036
	31,638	-	273	31,911

Financial Liability in relation to put option	-	-	64,503	64,503
Option Contracts	930	-	-	930
	930	-	64,503	65,433

	Level 1	Level 2	Level 3	Total
31 December 2009
Available-for sale financial assets	62,109	-	289	62,398
	62,109	-	289	62,398

Financial Liability in relation to put option	-	-	63,152	63,152
	-	-	63,152	63,152

	Available-for sale financial assets	Financial liability in relation to put option	Total
Balance as at 1 January 2010	289	(63,152)	(62,863)
Total gains or losses:
in profit or loss	-	(1,351)	(1,351)
in other comprehensive income	(16)	-	(16)
Balance as at 31 March 2010	273	(64,503)	(64,230)

The table above shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

29.	Financial instruments (continued)

Sensitivity Analysis (continued)

Fair value hierarchy (continued)

Total gains or losses included in profit or loss for the period in the following table are presented in the statement of comprehensive income as follows:

	Available-for sale financial assets	Financial liability in relation to put option	Total
Total gains or losses included in profit or loss for the period:
Net financing costs	-	(1,351)	(1,351)

Total gains or losses for the period included in profit or loss for asset and liabilities held at the end of the reporting period:
Net financing costs	-	(1,351)	(1,351)

30.	Operating leases

The Company entered into various operating lease agreements.  For the period ended 31 March 2010 and 2009, total rent expenses for operating leases were $69,096 and $52,615 respectively.

The Company leases out its investment property held under operating leases.  The future minimum lease payments under non-cancellable leases are as follows:

	31 March 2010	31 December 2009
Less than one year	28,715	5,804
Between one and five years	15,945	19,167
More than five years	7,932	8,453
	52,592	33,424

31.	Guarantees and purchase obligations

As at 31 March 2010, outstanding purchase commitments with respect to the acquisition of property, plant and equipment, inventory and purchase of sponsorship and advertisement services amount to $288,461 (31 December 2009:  $245,088), of which $60,491 belongs to the handset purchases which had to be purchased till 30 June 2009, in accordance with the agreement with the related supplier.

As at 31 March 2010, the Group is contingently liable in respect of bank letters of guarantee obtained from banks given to customs authorities, private companies and other public organizations and provided financial guarantees to subsidiaries totalling to TL 2,145,738 (equivalent to $1,410,278 as at 31 March 2010) (31 December 2009:  TL 1,986,052 equivalent to $1,319,023 as at 31 December 2009).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies

License Agreements

Turkcell:

On 27 April 1998, the Company signed the License Agreement with the Turkish Ministry.  In accordance with the License Agreement, the Company was granted a 25 year GSM license for a license fee of $500,000.  The License Agreement permits the Company to operate as a stand-alone GSM operator.  Under the License, the Company collects all of the revenue generated from the operations of its GSM network and pays the Turkish Treasury and Turkish Ministry an ongoing license fee and universal service fund, respectively, equal to 15% of its gross revenues from Turkish GSM operations.  On 25 June 2005, the Turkish government declared that GSM operators are required to pay 10% of their existing monthly ongoing license fee to the Turkish Ministry as a universal service fund contribution in accordance with Law No:  5369.  As a result, starting from 30 June 2005, the Company pays 90% of the ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as universal service fund.  Moreover, the Company is obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee.  The Company is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

In February 2002, the Company renewed its License with the ICTA, and became subject to a number of new requirements, including those regarding the build-out, operation, quality and coverage of the Company’s GSM network, prohibitions on anti-competitive behavior and compliance with national and international GSM standards.  Failure to meet any requirement in the renewed License, or the occurrence of extraordinary unforeseen circumstances, can also result in revocation of the renewed License, including the surrender of the GSM network without compensation, or limitation of the Company’s rights thereunder, or could otherwise adversely affect the Company’s regulatory status.  Certain conditions of the renewed License Agreement include the following:

Coverage:  The Company had to attain geographical coverage of 50% and 90% of the population of Turkey with certain exceptions within three years and five years, respectively, of the License’s effective date.

Service offerings:  The Company must provide certain services in addition to general GSM services, including free emergency calls and technical assistance for subscribers, free call forwarding to police and other public emergency services, receiver-optional short messages, video text access, fax capability, calling and connected number identification and restrictions, call forwarding, call waiting, call hold, multi-party and third-party conference calls, billing information and barring of a range of outgoing and incoming calls.

Service quality:  In general, the Company must meet all the technical standards determined and updated by the European Telecommunications Standards Institute and Secretariat of the GSM MoU.  Service quality requirements include that call blockage cannot exceed 5% and unsuccessful calls cannot exceed 2%.

Tariffs:  ICTA sets the initial maximum tariffs in TL and USD.  Thereafter, the revised License provides that the ICTA will adjust the maximum tariffs at most every nine months or, if necessary, more frequently.  The Company is free to set its own tariffs up to the maximum tariffs.

As of 31 March 2010, the management believes that the Company is in compliance with the above mentioned conditions and requirements in all material respects.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Rights of the ICTA, Suspension and Termination:

The revised License is not transferable without the approval of the ICTA.  In addition, the License Agreement gives the ICTA certain monitoring rights and access to the Company’s technical and financial information and allows for inspection rights, and gives certain rights to suspend operations under certain circumstances.  Also, the Company is obliged to submit financial statements, contracts and investment plans to the ICTA.

The ICTA may suspend the Company’s operations for a limited or an unlimited period if necessary for the purpose of public security and national defense.  During period of suspension, the ICTA may operate the Company’s GSM network.

The Company is entitled to any revenues collected during such period and the Licensee’s term will be extended by the period of any suspension.  The revised License may also be terminated upon a bankruptcy ruling against the Company or for other license violations, such as operating outside of its allocated frequency ranges, and the penalties for such violations can include fines, loss of frequency rights, revocation of the license and confiscation of the network management centre, the gateway exchanges and central subscription system, including related technical equipment, immovables and installations essential for the operation of the network.

Based on the enacted law on 3 July 2005 with respect to the regulation of privatization, gross revenue description based for the calculation of ongoing license fee and universal service fund has been changed.  According to this new regulation, interest charges for late collections, and indirect taxes such as VAT, and other expenses are excluded from the description of gross revenue.  Calculation of gross revenue for ongoing license fee and universal service fund according to the new regulation is effective after Council of State’s approval on 10 March 2006.

3G License

On 30 April 2009, the Company signed a license agreement with ICTA which provides authorization for providing IMT 2000/UMTS services and infrastructure.  Turkcell acquired the A type license providing the widest frequency band for a consideration of EUR 358,000 (excluding VAT).  The license is effective for duration of 20 years starting from 30 April 2009.  According to the agreement, operators have provided IMT 2000/UMTS services starting from 30 July 2009.

In accordance with the 3G License Agreement, the Company had to cover 100% of the population within the borders of all metropolitan municipalities and borders of all cities and municipalities in three and six years, respectively.  Moreover, the Company had to cover 100% of the population in all settlement areas with a population higher than 5,000 and 1,000 within eight and ten years, respectively following the effective date of the agreement.

Belarussian Telecom:

Belarussian Telecom owns a license issued on 28 August 2008 for a period of 10 years and is valid till 28 August 2018.  According to the Sale and Purchase Agreement signed, the State Property Committee of the Republic of Belarus committed to grant the license from the acquisition date of 26 August 2008 for a period of 10 years and such license shall be extended for an additional 10 years for an insignificant consideration.  State Property Committee of the Republic of Belarus has fulfilled its obligations stated in Sale and Purchase Agreement and submitted the related official documents in December 2009.  According to the current legislation of the Republic of Belarus, the license extension is made upon the expiration of its validity period.  Therefore, Belarussian Telecom shall apply for extension August 2018.  In the consolidated interim financial statements, amortization charge is recorded on the assumption that the license will be extended.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Belarussian Telecom (continued):

Under its license, Belarussian Telecom has several coverage requirements to increase its geographical coverage gradually starting from the date of the license until 2018.  However, Belarussian Telecom’s period of execution in relation to coverage requirements are extended for three years starting from the acquisition date.

Astelit:

Astelit owns two GSM activity licenses, one is for GSM–900, the other is for DCS–1800.  As at 31 March 2010, Astelit owns twenty five GSM–900, DCS 1800, D-AMPS and microwave Radiorelay frequency licenses which are regional or national.  In addition to the above GSM licenses, Astelit owns three licenses for local fixed line phone connection with wireless access using D-AMPS standard, one license for international and long distance calls and PSTN licenses for two regions of Ukraine.  Also, Astelit holds number range – two NDC codes for mobile network and local ranges for PSTN and D-AMPS licenses.

According to licenses, Astelit should adhere to state sanitary regulations to ensure that equipment used does not injure the population by means of harmful electro-magnetic emissions.  Licenses require Astelit to inform authorities about start/end of operations in three months; about changes in incorporation address in 10 days.  Also, Astelit must present all the required documents for inspection by Ukrainian Telecommunications Authority at their request.  The Ukrainian Telecommunications Authority may suspend the operations of Astelit for a limited or an unlimited period if necessary because of the expiration of licenses, upon mutual consent, or in case of violation of terms of radio frequencies use.  If such a violation is determined, Ukrainian Telecommunications Authority notifies Astelit of provisions violated and sets deadline for recovery.  If the deadline is not met, licenses may be terminated.

Inteltek:

Inteltek signed a contract on 30 July 2002 which provides for the installation, support and operation of an on-line central betting system as well as maintenance and support for the provision of sport betting games.  The Central Betting System Contract was scheduled to expire on 30 March 2008.

Inteltek signed another contract with Genclik ve Spor Genel Mudurlugu (“GSGM”) on 2 October 2003 which authorized Inteltek to establish and operate a risk management center and become head agent for fixed odds betting.  The Fixed Odds Betting Contract was scheduled to expire in October 2011.  However, in relation to the lawsuits related to the operations of Inteltek, GSGM ceased the implementation of the Fixed Odds Betting Contract starting from March 2007.  Following this annulment decision, Spor Toto and Inteltek signed a new Fixed Odds Betting Contract on 15 March 2007, with less-advantageous conditions compared to previous contract signed in 2003, which expired on 1 March 2008.

Inteltek signed a new Fixed Odds Betting Contract with Spor Toto, which took effect on 1 March 2008.  At the same time, Inteltek signed a new Central Betting System Contract with Spor Toto, which took effect on 31 March 2008 as having the same conditions with the current contract and both contracts were to be valid for one year utmost until the operation started as a result of the new tender.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games.  Inteltek gave the best offer for the tender.  On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years.  New commission rate, which is 1.4% of gross takings (until 1 March 2009, commission rate was 7% of gross takings), is applicable starting from March 2009.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Kibris Telekom:

On 27 April 2007, Kibris Telekom signed the License Agreement for Installation and Operation of a Digital, Cellular, Mobile Telecommunication System (“Mobile Communication License Agreement”) with the Ministry of Communications and Works of the Turkish Republic of Northern Cyprus which is effective from 1 August 2007, replacing the existing GSM-Mobile Telephony System Agreement dated 25 March 1999.  In accordance with the Mobile Communication License Agreement, Kibris Telekom was granted an 18 year GSM 900, GSM 1800 and IMT 2000/UMTS license for GSM 900, GSM 1800 frequencies while the usage of IMT 2000/UMTS frequency bands is subject to the fulfilment of certain conditions.

On 14 March 2008, Kibris Telekom was awarded a 3G infrastructure license at a cost of $10,000 including VAT, which was paid at the end of March 2008.  Under the terms of the license, the system had to be operational by mid-October 2008.

Under the Mobile Communication License Agreement, Kibris Telekom also pays the tax authorities of Turkish Republic of Northern Cyprus an ongoing license fee on monthly basis equal to 15% of gross revenues excluding accrued interest charges for the late payments, indirect taxes and accrued revenues for reporting purposes, payments made to third parties for value added services, interconnection revenues, roaming income from own subscribers after the related payment made to other operators.

Tellcom Iletisim Hizmetleri AS:

Tellcom Iletisim Hizmetleri AS (“Tellcom”) acquired Long Distance Traffic Carrying Services License, Satellite License, Infrastructure License and Internet Service Provider License.

Authorization By-Law For Telecommunication Services and Infrastructure published in Official Gazette on dated 26 August 2004 has been abrogated By-Law on Authorization for Electronic Communications Sector dated 28 May 2009.  According to this abrogation, Tellcom’s “License” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service has been changed to “Authority” on Fixed Authority Services, Infrastructure Operating Service, Internet Service Provision, Satellite Communication Service, Cable Broadcast Service and Tellcom’s “License” on Long Distance Traffic Carrying Services License has been changed to “Authority” relevant to the Fixed Telephony Services.

Azerinteltek:

Azerinteltek signed license agreement for the authorization of organization and operation of betting games in January 2010.  Under the license agreement, Azerinteltek will operate for a period of 10 years.

Interconnection Agreements

The Company has entered into interconnection agreements with a number of operators in Turkey and overseas including Turk Telekom, Telsim Mobil Telekomunikasyon Hizmetleri AS (“Telsim”), Vodafone Telekomunikasyon AS (“Vodafone”), Avea Iletisim Hizmetleri AS (“Avea”), Milleni.com GMbH and Globalstar Avrasya Uydu Ses ve Data Iletisim AS (“Globalstar”).

The Access and Interconnection Regulation (the “Regulation”) became effective when it was issued by the ICTA on 23 May 2003.

The Regulation is driven largely by a goal to improve the competitive environment.  Under the Regulation, the ICTA may compel all telecommunications operators to accept another operator’s request for use of and access to its network.  All telecommunications operators in Turkey may be required to provide access to other operators on the same terms and qualifications provided to their shareholders, subsidiaries and affiliates.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Interconnection Agreements (continued)

In accordance with the Regulation, the telecommunications providers in Turkey (including Turk Telekom) were obliged to renew their interconnection agreements within two months following the issuance of the Regulation.  As a result of intervention by the ICTA, the Company entered into supplemental agreements with Turk Telekom on 10 November 2003, Telsim on 21 November 2003, and Globalstar on 11 December 2003, with amended tariffs and tariff adoption procedures.  The interconnection agreement with Avea (formerly TT&TIM) was last renewed on 20 January 2006.  On 24 May 2006, shares of Telsim were transferred to Vodafone and a new interconnection agreement was signed between the Company and Vodafone at the end of July 2006.

On 21 February 2005, Tellcom and Milleni.com GMbH have signed an agreement to provide telecommunications services to each other whereby Milleni.com GMbH may convey calls to the Company’s switch and the Company may convey calls to Milleni.com GMbH’s switch, in both cases, for onward transmission to their destinations.

In addition, the ICTA has required operators holding significant market power, as well as Turk Telekom, to share certain facilities with other operators under certain conditions and to provide co-location on their premises for the equipment of other operators at a reasonable price.  The ICTA has also required telecommunications operators to provide number portability, which means allowing users to keep the same phone numbers even after they switch from one network to another starting from 9 November 2008.

Under a typical interconnection agreement, each party agrees, among other things to permit the interconnection of its network with the Company’s network to enable calls to be transmitted to, and received from, the GSM system operated by each party in accordance with technical specifications set out in the interconnection agreement.  Typical interconnection agreements also establish understandings between the parties relating to a number of key operational areas, including call traffic management, quality and performance standards, interconnection interfaces and other technical, operational and procedural aspects of interconnection.

The Company’s interconnection agreements usually provide that each party will assume responsibility for the safe operation of its own network.  Each party is also typically responsible for ensuring that its network does not endanger the safety or health of employees, contractors, agents or customers of the other party or damage interfere with or cause any deterioration in the operation of the other party’s network.

Interconnection agreements also specify the amount of the payments that each party will make to the other for traffic originated on one network but switched to the other.  These payments vary by contract, and in some cases, may require the Company to pay the counterparty less, the same amount, or a greater amount per minute, for traffic originating on the Company’s network but switching to the counterparty’s network, than it receives for a similar call originating on another network and switched to the Company’s network.

There are no minimum payment obligations under the interconnection agreements; however, failure to carry the counterparty’s traffic may expose the Company to financial and other penalties or loss of interconnection privileges for its own traffic.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Interconnection Agreements (continued)

On 1 April 2008, ICTA published “Standard Interconnection Reference Tariffs” for Turk Telekom and GSM operators.  In accordance with the recommendation, the fee determined for the Company is full TL 0.091/minute (equivalent to full $0.060/minute as at 31 March 2010) effective from 1 April 2008.  These “Standard Interconnection Reference Tariffs” are not necessarily directly applicable to the Company’s current or future interconnection agreements unless explicitly stated by the ICTA at the end of the settlement procedure.  The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2008.

On 25 March 2009, ICTA determined new “Standard Interconnection Tariffs” for the Company as full TL 0.0655 (equivalent to full $0.0430 as at 31 March 2010) which is effective from 1 May 2009.  The Company has recognized interconnection revenues and cost in accordance with “Standard Interconnection Tariffs” starting from 1 May 2009.  On 15 July 2009, ICTA determined video call termination fees as full TL 0.0775 (equivalent to full $0.0509 as at 31 March 2010) which is effective from 30 July 2009.

On 10 February 2010, ICTA determined new “Standard Interconnection Tariffs” for the Company as full TL 0.0313 (equivalent to full $0.0206 as at 31 March 2010) for voice calls and full TL 0.0775 (equivalent to full $0.0509 as at 31 March 2010) for video calls which will be effective from 1 April 2010.  The Company started to recognize interconnection revenues and cost in accordance with “Standard Interconnection Reference Tariffs” starting from 1 April 2010.

Legal Proceedings

The Group is involved in various claims and legal actions arising in the ordinary course of business described below.

Dispute on Turk Telekom Transmission Lines Leases

Effective from 1 July 2000, Turk Telekom annulled the discount of 60% that it provided to the Company based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions.  The Company filed a lawsuit against Turk Telekom for the application of the agreed 60% discount.  However, on 30 July 2001, the Company had been notified that the court of appeal upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount.  Accordingly, the Company paid and continues to pay transmission fees to Turk Telekom based on the 25% discount.  Although Turk Telekom did not charge any interest on late payments at the time of such payments, the Company recorded an accrual amounting to a nominal amount of TL 3,023 (equivalent to $1,987 as at 31 March 2010) for possible interest charges as at 31 December 2000.  On 9 May 2002, Turk Telekom requested an interest amounting to a nominal amount of TL 30,068 (equivalent to $19,762 as at 31 March 2010).

The Company did not agree with Turk Telekom’s interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge.  Also, the Company initiated a lawsuit against Turk Telekom on the legality of such interest.  On 25 December 2008, the Court rejected the case.  The Company appealed the decision.  The Supreme Court rejected the appeal.  The Company applied for the correction of the decision.  Based on the management opinion, the Company accrued provision of TL 91,864 (equivalent to $60,377 as at 31 March 2010) and the Company netted off the whole amount from the receivables from Turk Telekom as at 31 March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on National Roaming Agreement

In a letter dated 14 March 2002, the ICTA subjected Is-Tim’s request for national roaming to the condition that it be reasonable, economically proportional and technically possible.  Nevertheless, the ICTA declared that the Company is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period.  The Company initiated a lawsuit against ICTA.  On 14 March 2006, Council of State decided to cancel the process dated 14 March 2002 but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming.  ICTA appealed the decision.  Appeal process is still pending.

The ICTA decided that the Company has not complied with its responsibility under Turkish regulations to provide national roaming and fined the Company by nominal amount of approximately TL 21,822 (equivalent to $14,342 as at 31 March 2010).  On 7 April 2004, the Company made the related payment.  On 27 May 2004, the Company filed a lawsuit.  On 3 January 2005, with respect to the Council of State’s injunction, ICTA paid back nominal amount of TL 21,822 (equivalent to $14,342 as at 31 March 2010).  On 13 December 2005, Council of State decided the cancellation of the administrative fine but rejected the Company’s request for cancellation of the regulation on procedures and policies with respect to national roaming.  ICTA appealed the decision.  The appeal process is still pending.  Based on the management opinion, the Company has not recorded any accrual as at and for the period ended 31 March 2010.

On 27 October 2006, Telecom Italia SPA and TIM International N.V. initiated a lawsuit against the Company and Telsim claiming that the Company violated competition law since demand of roaming has not been met.  Telecom Italia SPA and TIM International N.V. requested $2,000 with respect to this claim.  The Court rejected the case.  Such decision has been appealed by Telecom Italia SPA and TIM International N.V.  The appeal process is still pending.  Based on the management opinion, the Company has not recorded any accrual as at and for the period ended 31 March 2010.

Investigation of the Competition Board

The Competition Board commenced an investigation of business dealings between the Company and the mobile phone distributors in October 1999.  The Competition Board decided that the Company disrupted the competitive environment through an abuse of a dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition.  As a result, the Company was fined a nominal amount of approximately TL 6,973 (equivalent to $4,583 as at 31 March 2010) and was enjoined to cease these infringements.  The Company initiated a lawsuit before Council of State for the injunction and cancellation of the decision.  On 15 November 2005, Council of State cancelled the Competition Board’s decision on the ground that Competition Board infringed the procedural rules governing the investigation process.

After the cancellation of the Competition Board’s decision, the Competition Board has given the same decision again on 29 December 2005.  On 10 March 2006, the Company initiated a lawsuit before Council of State for the injunction and cancellation of the Competition Board’s decision dated 29 December 2005.  Council of State dismissed the lawsuit.  The Company appealed the decision.  Appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of the Competition Board (continued)

Based on the decision of Competition Board, Ankara Tax Office requested the Company to pay TL 6,973 (equivalent to $4,583 as at 31 March 2010) through the payment order dated 4 August 2006.  On 25 September 2006, the Company made the related payment and initiated a lawsuit for the cancellation of this payment order.  The court dismissed the lawsuit, and the Company appealed this decision.  On 17 March 2009, Council of State annulled the decision of the Instant Court.  Local Court decided in line with the decision of Council of State.  On 18 December 2009, the Court rejected the case and the Company appealed the decision.

The Company ceased to accrue for TL 6,973 (equivalent to $4,583 as at 31 March 2010) on its consolidated interim financial statements as at and for the period ended 31 March 2010 due to the aforesaid payment on 25 September 2006.

International Voice Traffic

In May 2003, the Company was informed that the ICTA had initiated an investigation against the Company claiming that the Company has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom.  The Company is disputing whether Turk Telekom should be the sole carrier of international voice traffic.  On 5 March 2004, ICTA fined the Company a nominal amount of approximately TL 31,731 (equivalent to $20,855 as at 31 March 2010).  The Company has initiated a lawsuit with the claim of annulment of the related processes and decisions of ICTA, however, paid the administrative fine on 9 April 2004.  On 5 November 2004, Council of State gave a decision, which is served to Turkcell, for staying of execution.  With respect to that decision, ICTA paid back TL 18,000 (equivalent to $11,830 as at 31 March 2010) on 26 January 2005 and deduct a sum of TL 13,731 (equivalent to $9,025 as at 31 March 2010) from the December frequency usage fee payment.  On 26 December 2006, Council of State decided to accept the Company’s claim and annul the decision of and the fine imposed by the ICTA.  ICTA appealed the decision.  Appeal process is still pending.

On 2 March 2005, Turk Telekom notified the Company that it has damaged Turk Telekom because of the international interconnection agreement signed with Milleni.com GMbH. Accordingly, Turk Telekom requested the Company to pay nominal amount of TL 219,149 (equivalent to $144,035 as at 31 March 2010) of principal and nominal amount of TL 178,364 (equivalent to $117,229 as at 31 March 2010) of interest, which make a sum of nominal amount of TL 397,513 (equivalent to $261,264 as at 31 March 2010) until 7 March 2005. In addition, Turk Telekom initiated a lawsuit against the Company with respect to the same issue requesting an amount of TL 450,931 (equivalent to $296,373 as at 31 March 2010) of which TL 219,149 (equivalent to $144,035 as at 31 March 2010) is principal and TL 231,782 (equivalent to $152,338 as at 31 March 2010) is interest charged until 30 June 2005 and requesting a temporary injunction.  The Court rejected the request of injunction and sent the file to expert examination.  According to the expertise report, it is alleged that the loss of Turk Telekom is TL 288,400 (equivalent to $189,550 as at 31 March 2010) or TL 279,227 (equivalent to $183,521 as at 31 March 2010).  The Company objected to the expertise report and stated that all the allegations and the determinations given in the report are erroneous and the report is conclusory because Turk Telekom’s alleged loss is calculated not by taking the possible loss of profit into consideration but taking the whole possible lost revenues into consideration.  The Court ruled to obtain a supplementary expertise report in accordance with the objection of the Company. The Company objected to the supplementary expertise report which is consistent with the previous expertise report and requested to obtain another expertise report from new experts. The Court ruled to obtain another expertise report.  In June 2009, last expertise report sent to the parties is same with the previous expertise reports and the Company objected to the expertise report.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

International Voice Traffic (continued)

Management believes that the aforementioned request has no legal basis.  Moreover, the Company obtained an independent opinion dated 23 October 2007 which supports the management opinion from an expert who is not designated by the Court.

However, because of the above mentioned progresses at the court case, provision is set for the principal amounting to TL 50,401 (equivalent to $33,126 as at 31 March 2010) and accrued interest amounting to a nominal amount of TL 80,978 (equivalent to $53,222 as at 31 March 2010) in the consolidated interim financial statements as at and for the period ended 31 March 2010.  In deciding upon the amount of the provision taking, the Company has taken the Turkish law into consideration, not the amounts requested by Turk Telekom and reflected in the expertise report.  Specifically, under Turkish Law, a person who is alleging that he has suffered a loss cannot claim the whole of his possible revenues but only the damages may only be sought in respect of lost profit.  For this reason, the provision set by the Company is calculated by taking Turk Telekom’s estimated loss of profit into consideration rather than the amounts requested by Turk Telekom and amounts reflected in the expertise report.

On 5 November 2009, the Court rejected the Turk Telekom’s request amounting to TL 171,704 (equivalent to $112,852 as at 31 March 2010) and accepted the request amounting to TL 279,227 (equivalent to $183,521 as at 31 March 2010).  The Company appealed the decision.  Also Turk Telekom appealed the decision.  Appeal process is still pending.

Dispute on Special Communication Taxation Regarding Prepaid Card Sales

Tax Office imposed tax penalty in the total amount of TL 47,130 (equivalent to $30,976 as at 31 March 2010) and TL 89,694 (equivalent to $58,951 as at 31 March 2010) based on the ground that the Company had to pay special communication tax over the discounts applied to the distributors for the wholesales for the years 2003 and 2004, respectively.  On 31 December 2008 and 18 December 2009, the Company initiated lawsuits before the court.  The Company requested to await until the completion of settlement procedure in the lawsuit initiated on 31 December 2008.  The lawsuits are still pending.

The Company management believes that the subject amount may be settled with Settlement Commission.  Meeting will be held with Ministry of Finance Settlement Commission on 12 May 2010 for the abovementioned issues.

Provision is set for the principal amounting to a nominal amount of TL 7,541 (equivalent to $4,956 as at 31 March 2010) and accrued interest amounting to a nominal amount of TL 17,786 (equivalent to $11,690 as at 31 March 2010) for the year 2003 and provision is set for the principal amounting to a nominal amount of TL 14,351 (equivalent to $9,432 as at 31 March 2010) and accrued interest amounting to a nominal amount of TL 26,256 (equivalent to $17,257 as at 31 March 2010) for the year 2004 in the consolidated interim financial statements as at and for the period ended 31 March 2010 in line with the settlement gains with respect to same issue in 2008.

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency

The tender on fixed odds betting tender related to establishment and operation of risk management center head agency held by GSGM and the Fixed Odds Betting Contract dated 2 October 2003 signed as a result of the said tender between GSGM and Inteltek were challenged by Reklam Departmani Basin Yayin Produksiyon Yapimcilik Danismanlik ve Ticaret Limited Sirketi (“Reklam Departmani”) and Gtech Avrasya Teknik Hizmet ve Musavirlik AS (“Gtech”) with the claim of suspension of execution and annulment.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Disputes on annulment of fixed odds betting tender related to establishment and operation of risk management center head agency (continued)

On 27 February 2008, the Turkish parliament passed a new law that allowed Spor Toto to sign a new Fixed Odds Betting Contract with Inteltek, having the same terms and conditions with the latest contracts signed with Spor Toto and to be valid for up to one year, until operations start under the new tender which Spor Toto is allowed to hold in accordance with the same law.  Inteltek signed a new Fixed Odds Betting contract with Spor Toto, which took effect on 1 March 2008.

On 12 August 2008, Spor Toto conducted a tender which allowed private companies to organize fixed odds and paramutual betting in sports games.  Inteltek gave the best offer with 1.4% for the tender.  On 29 August 2008, Inteltek signed a contract with Spor Toto, receiving the rights to run the sport betting business for the next ten years.  New commission rate is applicable starting from March 2009.

Based on the management opinion, the Company has not recorded any accruals with respect to these matters in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Dispute with Spor Toto

On 9 November 2005, Spor Toto sent a notification letter to Inteltek claiming that Inteltek is obliged to pay nominal amount of TL 3,292 (equivalent to $2,164 as at 31 March 2010) due to the difference in the reconciliation methods.  Spor Toto claims that the reconciliation periods should be six-month independent periods whereas Inteltek management believes that those periods should be cumulative as stated in the agreement.  Inteltek did not pay the requested amount.

Spor Toto, on behalf of GSGM, initiated a lawsuit on the ground that Inteltek was responsible for the revenue which was not transferred to the Spor Toto’s accounts in due time, and collection risk was belonging to Inteltek, Inteltek was responsible for the revenue in the amount of TL 1,527 (equivalent to $1,004 as at 31 March 2010) which was not paid and not collected until the date of the lawsuit and final accounts should be resolved after every period of six-months for settlement, by accepting the periods of six-months for settlement as periods independent from each other.  On 22 February 2007, the Court rejected the case and decided that the collection risk is with GSGM and Inteltek is not responsible for the uncollected amount of TL 1,527 (equivalent to $1,004 as at 31 March 2010) and also rejected the demand that the reconciliation period should be six-month independent periods.  GSGM appealed the Court’s decision.  Supreme Court rejected the appeal request of GSGM.  Following the Supreme Court’s decision, GSGM applied for the correction of the decision.  GSGM’s correction of decision request was rejected by the Court and the decision was finalized.

Based on the decision of Supreme Court, Inteltek reversed the previously accrued amount of TL 3,292 (equivalent to $2,164 as at 31 March 2010) and its overdue interest accrual amount of total TL 1,894 (equivalent to $1,245 as at 31 March 2010).  Furthermore, Inteltek reclaimed TL 2,345 (equivalent to $1,541 as at 31 March 2010) principal and TL 976 (equivalent to $642 as at 31 March 2010) accrued interest which was paid in the 1st and 3rd reconciliation periods.  Inteltek has initiated a lawsuit on 21 February 2008 to collect this amount.  On 3 December 2008, the Court ruled to obtain an expertise report.  On 19 March 2009, the court decided in favour of Inteltek.  Spor Toto appealed the decision.  The appeal process is still pending.  The Company has not recorded any income accruals with respect to latter lawsuit in its consolidated interim financial statements as at and for the period ended 31 March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Iranian Ministry and Iran Electronic Development Company (“IEDC”) in connection with the GSM tender process

The Company believes the Iranian Ministry has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium.  As a result, the Company has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.  Such injunction order was rejected in April 2006.  The Company has initiated an arbitration process against Islamic Republic of Iran for not abiding by the provisions of the Agreement on Reciprocal Promotion and Protection of Investments.  The arbitration process is still pending.

Besides, related with GSM tender process, Eastasia one of the partners of the consortium established to participate the tender and a wholly owned subsidiary of the Company, initiated an arbitration process against IEDC, another partner of the consortium, on 29 April 2008 claiming that IEDC violated the shareholder’s agreement and seeking compensation for damages for the aforementioned breach.  The arbitration process is still pending.

Dispute with the Turk Telekom with respect to call termination fees

Upon application of Turk Telekom, the ICTA has set temporary (and after final) call termination fees for calls to be applied between Turk Telekom and the Company starting from 10 August 2005.  However, Turk Telekom did not apply these termination fees for the international calls.

Therefore, on 22 December 2005, the Company filed a lawsuit against Turk Telekom to cease this practice and requested collection of its damages totalling to nominal amount of TL 11,970 (equivalent to $7,867 as at 31 March 2010) including principal, interest and penalty on late payment covering the period from August 2005 until October 2005.  The Court ruled to obtain an expertise report.  The report was in favour of the Company.  The Court ruled to obtain another expertise report.  Second expertise report was also in favour of the Company.  Besides, the court decided to obtain a new expertise report in order to settle the conflict between the first and the second report.  The lawsuit is still pending.

On 19 December 2006, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2005 and October 2006 amounting to nominal amount of TL 23,726 (equivalent to $15,594 as at 31 March 2010) including principal, interest and penalty on late payment.  The Court decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

On 2 November 2007, the Company initiated another lawsuit against Turk Telekom claiming that Turk Telekom has not applied call termination tariffs for international calls set by ICTA for the period between November 2006 and 1 March 2007 amounting to nominal amount of TL 6,836 (equivalent to $4,493 as at 31 March 2010) including principal, interest and penalty on late payment.  The Court also decided to consolidate this lawsuit with the first lawsuit dated 22 December 2005.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with Avea on SMS interconnection termination fees

On 22 December 2006, Avea initiated a lawsuit against the Company claiming that although there was an agreement between the Company and Avea stating that both parties would not charge any SMS interconnection termination fees, the Company has charged SMS interconnection fees for the messages terminating on its own network and also assumed liabilities for the messages terminating on Avea’s network and made interconnection payments to Avea after deducting the net balance of those SMS charges and accruals. Avea requested provisions of Interconnection Agreement regarding SMS pricing to be applied and requested collection of its losses amounting to nominal amount of TL 6,480 (equivalent to $4,259 as at 31 March 2010) for the period between January 2006 and August 2006 with its accrued interest till payment.  On 25 November 2008, the Court decided in favor of Avea.  The Company has appealed the decision.  Appeal process is still pending.  The Company has paid the principal of TL 6,480 (equivalent to $4,259 as at 31 March 2010), late payment interest of TL 5,103 (equivalent to $3,354 as at 31 March 2010) and related fees of TL 524 (equivalent to $344 as at 31 March 2010) on 30 March 2009.

In line with the court decision stating that charging SMS interconnection termination fees violates the agreement between the Company and Avea, neither SMS interconnection revenue nor SMS interconnection expense has been recognized from February 2005 to 23 March 2007.

Moreover, the Company applied to ICTA and starting from 23 March 2007, the Company has applied the SMS interconnection termination fees announced by ICTA.

Dispute on value added taxation with respect to roaming services

On 9 February 2009, the Company initiated a lawsuit claiming that TL 6,609 (equivalent to $4,344 as at 31 March 2010) interest charges are erroneously computed and should be suspended and after cancelled accordingly.  The Court rejected the Company’s injunction request.  The Company objected to the decision.  The Court rejected the objection request of the Company.  The lawsuit is still pending.

Dispute on ongoing license fee in accordance with the amended license agreement

Based on the law enacted on 3 July 2005 with respect to the regulation of privatization, gross revenue description used for the calculation of ongoing license fee has been changed.  According to this new regulation, accrued interest charges for the late payments, taxes such as indirect taxes, and accrued revenues are excluded from the description of gross revenue.  Calculation method of gross revenue for ongoing license fee stipulated in the law according to the new regulation shall be valid as of the application date of the Company with the claim of amendment of its license agreement in compliance with the said Law.  In the meanwhile, the Company realized the payments including above-mentioned items between 21 July 2005 and 10 March 2006, when the amendment in license agreement was effective.

On 9 June 2008, the Company filed a lawsuit before Administrative Court for the difference between the aforementioned period amounting to TL 102,649 (equivalent to $67,466 as at 31 March 2010) and interest amounting to TL 68,276 (equivalent to $44,874 as at 31 March 2010) till to the date the case is filed.  The Administrative Court rejected the case, and the Company appealed the decision.  The ICTA also appealed the decision.  The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on ICTA fee payment based on the amended license agreement

Based on the 9th article of the license agreement dated 10 March 2006, the Company has been obliged to pay 0.35% of its yearly gross revenue once a year as ICTA Fee.  However, in the previous license agreement, the Company was obliged to pay 0.35% of its yearly gross revenue after deducting ongoing license fee, universal service fund and other indirect taxes from the calculation base whereas in the new agreement, these aforementioned payments are not deducted from the base of the calculation.  Therefore, on 12 April 2006, the Company has initiated a lawsuit for the cancellation of the 9th article of the new license agreement.  On 10 March 2009, the Court rejected the case.  The Company appealed the decision.

On 21 June 2006, ICTA notified the Company that the ICTA Fee for the year 2005 which had been already paid in April 2006 should have been calculated according to the new license agreement dated 10 March 2006 instead of the previous license agreement which was effective in the year 2005.  Therefore, ICTA requested the Company to pay additional TL 4,011 (equivalent to $2,636 as at 31 March 2010).  The Company made the payment and initiated a lawsuit for the injunction and cancellation of the aforesaid decision of ICTA.  On 24 July 2009, the Court decided in favor of the Company and annulled additional payment request of ICTA.  The ICTA appealed the decision.  Appeal process is pending.  The Company received the related amount on 8 February 2010 and recorded income in the consolidated financial statements as at and for the year ended 31 December 2009.  On 17 March 2010, the Company initiated a lawsuit for the accrued interest amounting to TL 3,942 (equivalent to $2,591 as at 31 March 2010).

Dispute on receivables from Avea regarding call termination fees

Based on the 21st Article of the Access and Interconnection Regulation, the operators may retrospectively apply the final call termination fees determined by ICTA under the reconciliation procedure.  Therefore, on 29 August 2006, the Company has initiated a lawsuit against Avea for the collection of its damages totaling to nominal amount of TL 32,334 (equivalent to $21,251 as at 31 March 2010) including principal, interest and penalty on late payment covering the period from 30 June 2004 until 7 July 2006 which is the announcement date of the reference call termination fees issued by ICTA on June 2006.  On 20 February 2007, the court has dismissed the case.  The Company appealed the said decision.  The Supreme Court approved the decision of the court.  The Company has applied to the correction of the decision.  On 27 February 2009, the Supreme Court affirmed the local court decision.

Dispute on validity of the General Assembly Meeting

On 21 August 2006, Sonera Holding BV filed a lawsuit with an injunction request for the purpose of determination of the invalidity of the Company’s General Assembly Meeting with an ordinary agenda including dividend distribution and appointment of members of the Board of Directors, held on 22 May 2006 and the invalidity of all resolutions taken in this meeting.  The case was dismissed by the Court and Sonera Holding BV appealed the decision.  Appeal request of Sonera Holding BV is rejected.  Therefore, the decision of the First instance Court became final.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on Turk Telekom Transmission Tariffs

On 19 January 2007, the Company initiated a lawsuit against Turk Telekom claiming that Turk Telekom charged transmission on erroneous tariffs between 1 June 2004 and 1 July 2005.  The Company requested a nominal amount of TL 8,136 (equivalent to $5,347 as at 31 March 2010) including interest.  The Court ruled to obtain expertise report.  The report is given to Court and in favour of the Company.  The court ruled to obtain supplementary expertise report.  The case is still pending.

Dispute on Turk Telekom Interconnect Costs

On 26 April 2007, Turk Telekom initiated a lawsuit against the Company claiming that interconnect costs declared by the Company to ICTA for the determination of Standard Reference Interconnection Tariffs do not reflect the actual costs.  On 19 December 2007, the Court rejected the case.  Turk Telekom appealed the decision.  The Supreme Court rejected the appeal request of Turk Telekom.

Dispute on Interconnect Rates

On 4 April 2009, Turk Telekom initiated a lawsuit against the company claiming that the company is violating the agreement between Turk Telekom by applying higher call termination fees to operators than the fees applied to the Company’s subscribers for on-net calls and requesting for the time being TRY 10 (equivalent to $7 as at 31 March 2010) as compensation and accrued interest starting from 2001.  The case is still pending.

Dispute on the Audit Committee Member

On 21 July 2006, Alexey Khudyakov was appointed to the audit committee as an observer member.  On 26 January 2007 the CMB informed the Company that Alexey Khudyakov’ s current status, as an observer member on the audit committee does not satisfy the requirements under Article 25 “Committees Responsible for Auditing” of the CMB.  The CMB has stated that steps must be taken urgently in order to comply with Article 25.  On 21 March 2007, the Company commenced a lawsuit to suspend the execution and to annul the decision of the CMB.  The court rejected the Company’s suspension of execution request.  The Company objected to the decision.  On 15 August 2007, the Regional Ankara Administrative Court accepted the Company’s objection request and suspended the said decision of CMB.  However, on 18 January 2008, Ankara 14th Administrative Court rejected the case.  The Company appealed the decision with an injunction request.  On 9 April 2008, State of Council rejected the injunction request of the Company.  The appeal process is still pending.

On 15 October 2008, the CMB decided on an administrative fine amounting to TL 12 (equivalent to $8 as at 31 March 2010) since the Company did not fulfill the decision of CMB dated 26 January 2007 and required the Company to inform its shareholders at the next General Assembly Meeting.  The Company commenced a lawsuit before the court.  The Court rejected the injunction request of the Company.  The Company objected to the decision.  The Court rejected the Company’s objection.  The case is still pending.

Dispute on Mobile Number Portability

On 29 March 2007, the Company initiated a lawsuit against the ICTA claiming stay of order for and the annulment of the Regulation on Mobile Number Portability issued by the ICTA on 1 February 2007 on the ground that vested rights of the Company arising out the concession agreement were violated by the said regulation.  On 1 June 2009, the Court rejected the case.  The Company appealed the decision.  The appeal process is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA on Campaigns

According to the decision of ICTA dated 15 March 2007, a pre-investigation has been decided to start regarding the campaigns in which free minutes or counters are given to the new subscribers in the introduction sets in order to determine their conformity with telecommunications legislation.  ICTA decided to make an investigation on this issue.  Investigation report has been notified to the Company and legal arguments of the Company have been requested.  The Company submitted its legal arguments to the ICTA on 20 October 2007.

On 21 May 2008, ICTA decided that the Company damaged the subscribers’ financial interests related to the campaigns in which free minutes or counters are given and requested TL 32,088 (equivalent to $21,090 as at 31 March 2010).  The Company has benefited from the early payment option and deserved a 25% discount and paid TL 24,066 (equivalent to $15,817 as at 31 March 2010) on 1 August 2008.  On 10 July 2008, the Company filed a lawsuit for the injunction and cancellation of the ICTA’s decision.  The Court rejected the Company’s injunction request.  The Company objected to the decision, however, the Court rejected the Company’s request.  On 26 March 2009, the Court rendered a decision stating that the case is not under its jurisdiction and sent the file to Council of State.  However, Council of State has resent the file to the Court stating that the case is under the jurisdiction of the Administrative Court.  ICTA appealed the decision of Council of State.  The appeal process is still pending.

Dispute on Payment Request of Savings Deposits Insurance Fund

On 26 July 2007, Savings Deposits Insurance Fund (“SDIF”) requested TL 15,149 (equivalent to $9,957 as at 31 March 2010) to be paid in one month period on the ground that the stated amount is recorded as receivable from the Company in the accounting records of Telsim, which is taken over by SDIF.  On 20 September 2007, the Company filed a lawsuit for the injunction and cancellation of the SDIF’s request.  Danistay accepted the injunction request of the Company.  SDIF objected to injunction decision of Danistay.  Danistay rejected the objection of SDIF.  On 19 January 2010, the Court accepted the Company’s claim and cancelled the aforementioned request of SDIF.  SDIF appealed the decision.  SDIF issued payment orders for the above mentioned amount and, on 19 October 2007, the Company initiated a lawsuit for the cancellation of the payment request of SDIF.  On 6 February 2008, the Court accepted the Company’s injunction request.  SDIF objected to this decision and such objection request was also rejected by the Court.  The lawsuit is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction of 2006 Ongoing License Fee Payments from 2007 Payments

At the end of 2006, Tax Auditors of the Company claimed that gross revenue in the statutory accounts should include discounts granted to distributors although the Company recorded these discounts in a separate line item as sales discounts.

Starting from 2007, the Company started to deduct discounts granted to distributors from gross revenue and present them on a net basis.  Accordingly, the Company decided that, it has paid excess ongoing license fee and universal service fund for the year 2006 totalling TL 51,254 (equivalent to $33,686 as at 31 March 2010).

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Letter from Turkish Treasury Regarding Ongoing License Fee Deduction for 2006 Sales Discounts (continued)

Through the letter dated 23 February 2007, the Company requested ongoing license fee amounting to TL 46,129 (equivalent to $30,318 as at 31 March 2010) and interest accrued amounting to TL 5,020 (equivalent to $3,299 as at 31 March 2010) from Turkish Treasury and universal service fund amounting to TL 5,125 (equivalent to $3,368 as at 31 March 2010) and interest accrued amounting to TL 558 (equivalent to $367 as at 31 March 2010) from Turkish Ministry to be paid in 10 days.  Since Turkish Treasury and Turkish Ministry have not made any payment, the Company started to deduct these amounts from ongoing monthly payments.  As at 31 December 2007, the Company deducted TL 51,254 (equivalent to $33,686 as at 31 March 2010) from monthly ongoing license fee and universal service fund payments.

Turkish Treasury send a letter to the Company dated 17 July 2007 and objected the deduction of the discounts granted to the distributors form the ongoing license fee payments.  Accordingly, the Company is asked to return TL 2,960 (equivalent to $1,945 as at 31 March 2010) that is deducted from ongoing license fee payment for May 2007.  The Company has not made the related payment and continued to deduct such discounts ongoing license fee and universal service fee amount related to discounts granted to distributors for the year 2006.

Besides, the Company filed two lawsuits before ICC claiming that the Company is not obliged to pay ongoing license fee and ICTA Fee in accordance with the 8th and 9th Articles of the License, respectively, on discounts granted to distributors.  The arbitration process is still pending.

Management believes that the Company has the legal right to make deductions with respect to this issue.  Accordingly, the Company has not recorded any provisions with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Dispute on payments of additional ongoing treasury share and ongoing treasury share payment through the exchange differences arising from roaming revenue assessed for the period between 1 June 2004 and 9 March 2006.

Turkish Treasury, through a letter which is based on the Report of the Treasury Controller’s Board following the examinations covering the period between 1 June 1 2004 to 9 March 2006, requested additional ongoing license fee payment regarding the mentioned period.  The Company initiated a lawsuit before ICC on 18 December 18 2009 in order to obtain a declaratory judgement on the Company is not obliged to pay TL 3,320 (equivalent to $2,182 as at 31 March 2010) of the requested amount and treasury share over the exchange differences arising from roaming revenue.  The case is still pending.

Dispute with the Ministry of Industry and Trade

Ministry of Industry and Trade notified the Company that the Company is not informing the subscribers properly before service subscriptions and content sales and charged TL 68,201 (equivalent to $44,825 as at 31 March 2010).  On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade.  The Court rejected the Company’s injunction request.  The case is still pending.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute with the Ministry of Industry and Trade (continued)

Ministry of Industry and Trade notified the Company that the Company is continuing to charge subscription fee to subscribers who terminate their subscriptions during a period and charged TL 31,822 (equivalent to $20,915 as at 31 March 2010).  On 24 August 2009, the Company initiated a lawsuit for the cancellation of the payment order and related decision of the Ministry of Industry and Trade.  The Court decided that decision on injunction request of the Company is invalid.  The Ministry of Industry and Trade repealed the administrative fine and delegated the issue to ICTA to evaluate the issue within the context of Electronic Communications Law numbered 5809.  The Court decided not to award a decision on the ground that the administrative fine was repealed by the Ministry of Industry and Trade.

In the meanwhile, the Company applied to the Ministry of Industry and Trade to withdraw the aforementioned penalty.  On 2 October 2009, Ministry of Industry and Trade informed the Company that they decided to reject the withdraw request of TL 68,201 (equivalent to $44,825 as at 31 March 2010).  On 14 December 2009, the Company filed a lawsuit for the injunction and cancellation of the payment order of TL 68,201 (equivalent to $44,825 as at 31 March 2010) with respect to the decision of Ministry of Industry and Trade.  The case is still pending.

Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Investigation of ICTA on Value Added Services

Ministry of Industry and Trade notified the Company that the Company is continuing to charge subscription fee to subscribers who terminate their subscriptions during a period and charged TL 31,822 (equivalent to $20,915 as at 31 March 2010).  Subsequently, The Ministry of Industry and Trade repealed the administrative fine and delegated the issue to ICTA to evaluate the issue within the context of Electronic Communications Law numbered 5809.  Therefore, on 1 March 2010 ICTA, with its decision dated 7 January 2010 initiated an investigation against the Company.

Dispute of Astelit with its Distributor

Astelit and one of its distributors had an agreement for the sale of Astelit’s inventory to third parties.  Under this agreement, the sale of products had to be performed within 30 days after delivery and proceeds from such sale had to be transferred to Astelit excluding commissions due to the distributor for performing the assignment.  At a certain stage of the relationship under this agreement, the distributor began to violate its obligations for indebtedness for received, due but unpaid products.

Despite the distributor is factually a debtor under the agreement, the distributor filed an action against Astelit on recovery of HRV 106,443 (equivalent to $13,431 as at 31 March 2010), which is allegedly the sum of advance payment for undelivered goods.  In the course of court proceedings, Astelit made a counterclaim on recovery of indebtedness in the amount of HRV 35,292 (equivalent to $4,453 as at 31 March 2010).

As a result of consideration of two claims, the Court of First Instance in Kiev dismissed the claim of the distributor and sustained the counterclaim of Astelit.  Subsequently, The Kyiv Economic Court of Appeal repealed the decision of the Court of First Instance and dismissed the claim of Astelit and sustained the claim of the distributor on recovery of HRV 106,443 (equivalent to $13,431 as at 31 March 2010).  The resolution of The Higher Economic Court of Ukraine dated 20 October 2009 remained unaltered the appellate court’s ruling.  Thereafter, Astelit management has filed a lawsuit against this conclusion in the Supreme Court of Ukraine, which is the supreme and final degree of jurisdiction against the resolution of the Higher Economic Court of Ukraine.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute of Astelit with its Distributor (continued)

In December 2009 the Supreme Court of Ukraine has revoked the previous court decisions and forwarded the court file to the Court of First Instance in Kiev to other judges for new legal proceedings.  New legal proceedings have started in February 2010.

Management believe that such conclusion of the courts has no proper legal basis and does not conform to the facts of the case and evidences.  Accordingly, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Dispute on VAT and STT on Roaming Services

On 21 October 2009, based on the Tax Investigation Reports dated 2 October 2009, Presidency of Large Taxpayers Office, Audit Group Management notified the Company that VAT and SCT should be calculated on charges paid to international GSM operators for the calls initiated by the Company’s subscribers abroad and collect from the subscribers and requested TL 255,298 (equivalent to $167,794 as at 31 March 2010) for the period from April 2005 to July 2009, and for an interest to be calculated until the payment date.  The Company filed a lawsuit for the cancellation of the aforementioned request.  The case is still pending.  Moreover, meeting will be held with Ministry of Finance Settlement Commission on 12 May 2010 for the abovementioned issue.

Based on the ruling dated 9 February 2005 from the Ministry of Finance, Presidency of Revenue Administration, the Company did not charge subscribers any VAT and SCT related to roaming charges paid to international GSM operators on the calls initiated abroad from April 2005 onwards.  Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Investigation on Mobile Marketing Activities

The Competition Board decided to initiate a pre-investigation in order to identify whether the Company maintains exclusive activities on mobile marketing and their appropriateness with respect to competition rules.  On 23 December 2009, Competition Board decided that the Company violates competition rules in mobile marketing and fined the Company amounting to TL 36,072 (equivalent to $23,708 as at 31 March 2010).  The Company will file a legal case for the cancellation of the aforementioned decision.  Should the payment made within 1 month following the legal notification, 25% discount will be applied.  Based on the management opinion, the Company has recorded TL 26,699 (equivalent to $17,548 as at 31 March 2010) with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Dispute on VAT and SCT of Shell & Turcas Petrol A.S.

Turkcell and Shell&Turcas Petrol A.S. signed an agreement on 27 November 2007 where eligible subscribers can get free counters and minutes from the Company or free oil from Shell&Turcas Petrol AS.

As a result of the tax investigation, Tax Controllers notified that VAT and special communication tax are net calculated over the free counters and minutes and imposed special communication tax amounting to TL 1,214 (equivalent to $798 as at 31 March 2010) and tax penalty of TL 1,822 (equivalent to $1,198 as at 31 March 2010) and VAT amounting to TL 874 (equivalent to $574 as at 31 March 2010) and tax penalty of TL 1,315 (equivalent to $864 as at 31 March 2010).  On 16 September 2009, the Company filed a lawsuit for the cancellation of the tax penalty.  The case is still pending.  Based on the management opinion, the Company has not recorded any accruals with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Lawsuit initiated by Mep Iletisim AS

On 31 December 2008, Mep Iletisim AS, which is former distributor of the Company and whose agreement is no longer valid, initiated a lawsuit against the Company claiming that it has a loss of TL 64,000 (equivalent to $42,064 as at 31 March 2010) due to the applications of the Company and requested TL 1,000 (equivalent to $657 as at 31 March 2010) and remaining amount to be reserved.  The case is still pending.

Investigation of ICTA on Charging Applications of the Company

On 24 June 2009, upon a complaint of a subscriber, ICTA decided to initiate an investigation on the charging applications of the Company.  In November 2009, on-site investigation took place and investigation report was sent to the Company.  The Company sent its statement of defence with respect to the investigation report within the legal timeframe.

On 7 April 2010, ICTA decided to impose administrative penalty to the Company amounting to TL 4,382 (equivalent to $2,880 as at 31 March 2010).  Should the payment made within 1 month following the legal notification, 25% discount will be applied.  Based on the management opinion, the Company has recorded TL 3,195 (equivalent to $2,100 as at 31 March 2010) with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Investigation of ICTA on tariffs above upper ceiling

On 15 October 2009, ICTA decided to initiate an investigation stating that the Company applied tariffs above upper ceiling announced by ICTA and violated the decision of ICTA on determining upper ceiling.  On 21 December 2009, the Company initiated a lawsuit for the cancellation of ICTA’s decision.  The case is still pending.  On-site investigation took place in January 2010 and the investigation report was sent to the Company.  The Company sent its legal arguments within the timeframe.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

32.	Contingencies (continued)

Legal Proceedings (continued)

Investigation of ICTA on tariffs above upper ceiling (continued)

On 21 April 2010, ICTA decided to impose administrative penalty to the Company amounting to TL 53,467 (equivalent to $35,141 as at 31 March 2010) on the ground that the Company applied tariffs above the upper ceiling of GSM-GSM in GSM Upper Ceiling Table.  Should the payment made within 1 month following the legal notification, 25% discount will be applied.  Based on the management opinion, the Company has recorded TL 38,980 (equivalent to $25,619 as at 31 March 2010) with respect to this matter in its consolidated interim financial statements as at and for the period ended 31 March 2010.

Amount to be reimbursed to the subscribers is calculated as TL 46,228 (equivalent to $30,383 as at 31 March 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009.  Reimbursement to subscribers was made in January 2010.

Decisions of ICTA on tariff plans

On 15 November 2009, ICTA notified that the Company has changed the conditions of a tariff plan after the launch and shall reimburse overcharged amounts to the subscribers.  On 1 February 2010, the Company initiated a lawsuit for the cancellation of the decision of ICTA.  The case is still pending.

Amount to be reimbursed to the subscribers is calculated as TL 15,660 (equivalent to $10,292 as at 31 March 2010) and deducted from revenues in the consolidated financial statements as at and for the year ended 31 December 2009.  Reimbursement to subscribers was made in January 2010.

On 8 March 2010, ICTA informed the Company that an investigation take place on another tariff plan.

Investigation of the Competition Board

On 1 December 2009, Competition Board decided to initiate an investigation against the Company on the ground that the Company, through its applications to its distributors, violates the related clauses of the Competition Act numbered 4054.  Within the context of the investigation, the Company submitted its statement of defence.  The investigation took place in March 2010.

33.      Related parties

Transactions with key management personnel:

Key management personnel comprise the Group’s directors and key management executive officers.

As at 31 March 2010 and 31 December 2009, none of the Group’s directors and executive officers has outstanding personnel loans from the Group.

In addition to their salaries, the Group also provides non-cash benefits to directors and executive officers and contributes to a post-employment defined plan on their behalf.  The Group is required to contribute a specified percentage of payroll costs to the retirement benefit scheme to fund the benefits.

Total compensation provided to key management personnel is $3,669 and $2,297 for the three months ended 31 March 2010 and 2009, respectively.

The Company has agreements or protocols with several of its shareholders, consolidated subsidiaries and affiliates of the shareholders.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Other related party transactions:

	31 March	31 December
Due from related parties – long term	2010	2009
Digital Platform Iletisim Hizmetleri AS (“Digital Platform”)	8,652	15,306
Other	5,902	5,733
	14,554	21,039

	31 March	31 December
Due from related parties – short term	2010	2009
System Capital Management (“SCM”)	65,293	63,311
Digital Platform	24,521	25,563
Vimpelcom	3,290	-
A-Tel	-	8,786
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	-	5,470
Other	7,078	5,713
	100,182	108,843

	31 March	31 December
Due to related parties – short term	2010	2009
Hobim Bilgi Islem Hizmetleri AS (“Hobim”)	5,348	7,069
KVK Teknoloji Urunleri AS (“KVK Teknoloji”)	2,412	519
A-Tel	2,360	-
ADD Production Media A.S. (“ADD”)	458	516
Kyisystar GSM JSC (“Kyivstar”)	55	2,457
Other	5,688	4,219
	16,321	14,780

Substantially, all of the significant due from related party balances is from Cukurova Group companies.

Due from Digital Platform, a company whose majority shares are owned by Cukurova Group, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships.  On 23 December 2005, a “Restructuring Framework Agreement” was signed between Digital Platform and the Company.  The agreement includes the restructuring of the Group’s receivables from Digital Platform in exchange for sponsorship and the advertisement services that the Company will receive on Digital Platform’s infrastructure.  Under the agreement, Digital Platform commits to pay amounts due to the Group through 15 July 2011 along with the interest in cash and advertisement services.  $33,173 represents present value of future cash flows and services discounted using imputed interest rate.  As at 31 March 2010, $8,652 of the balance is classified as long term due from related parties in accordance with the revised repayment schedule.

Due from SCM, non-controlling shareholder of Euroasia, resulted from the loan that SCM utilized from Financell.  The maturity of the financing is 31 March 2010 at a fixed cost of 13%.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Other related party transactions (continued)

Due to Hobim, a company whose majority shares are owned by Cukurova Group, resulted from the invoice printing services rendered by this company.

Due to KVK, a company whose majority shares are owned by Cukurova Group, resulted from the payables for sales commissions and terminal purchases.

Due to A-Tel, a 50-50 joint venture of the Company and SDIF, resulted from the payables for sales commissions.

Due to ADD, a company whose shares are owned by Cukurova Group, resulted from payables for advertisement and sponsorship services rendered by this company.

Due to Kyivstar, whose shares are owned by one of the shareholders of the Company, mainly resulted from call termination and international traffic carriage services received.

The Group’s exposure to currency and liquidity risk related to due from/(due to) related parties is disclosed in note 29.

Transactions with related parties

Intragroup transactions that have been eliminated are not recognized as related party transaction in the following table:

	Three months ended 31 March
Revenues from related parties	2010	2009
Sales to KVK Teknoloji
Simcard and prepaid card sales	119,695	142,969
Sales to Kyivstar
Telecommunications services	9,721	9,514
Sales to A-Tel
Simcard and prepaid card sales	4,541	17,663
Sales to Digital Platform
Call center revenues and interest charges	4,929	4,143
Sales to Teliasonera
Telecommunications services	1,233	1,700
Sales to Millenicom Telekomunikasyon AS (“Millenicom”)
Telecommunications services	1,353	1,646
Sales to CJSC Ukrainian Radiosystems
Telecommunications services	231	592

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties (continued)

	Three months ended 31 March
Related party expenses	2010	2009
Charges from ADD
Advertisement and sponsorship services	34,183	23,070
Charges from Kyivstar
Telecommunications services	11,284	11,821
Charges from A-Tel (*)
Dealer activation fees and others	7,776	8,416
Charges from KVK Teknoloji
Dealer activation fees and others	6,805	14,897
Charges from Hobim
Invoicing and archiving services	5,798	4,162
Charges from Teliasonera
Telecommunications services	2,842	1,694
Charges from Millenicom
Telecommunications services	633	1,113
Charges from CJSC Ukrainian Radiosystems
Telecommunications services	483	776

* Charges from A-Tel have been eliminated to the extent of the Company’s interest in A-Tel for the three months ended 31 March 2010 and 2009 amounting to $7,776 and $8,416, respectively.

The significant agreements are as follows:

Agreements with KVK Teknoloji:

KVK Teknoloji, incorporated on 23 October 2002, one of the Company’s principal simcard distributors, is a Turkish company, which is affiliated with some of the Company’s shareholders.  In addition to sales of simcards and scratch cards, the Company has entered into several agreements with KVK Teknoloji, in the form of advertisement support protocols, each lasting for different periods pursuant to which KVK Teknoloji must place advertisements for the Company’s services in newspapers.  The objective of these agreements is to promote and increase handset sales with the Company’s prepaid and postpaid brand simcards, thereby supporting the protection of the Company’s market share in the prevailing market conditions.  The prices of the contracts were determined according to the cost of advertising for KVK Teknoloji and the total advertisement benefit received, reflected in the Company’s market share in new subscriber acquisitions.  Distributors’ campaign projects and market share also contributed to the budget allocation.

Agreements with Kyivstar:

Alfa Group, a minor shareholder of the Company, holds the majority shares of Kyivstar.  Astelit is receiving call termination and international traffic carriage services from Kyivstar.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

33.	Related parties (continued)

Transactions with related parties (continued)

Agreements with A-Tel:

A-Tel is involved in the marketing, selling and distributing the Company’s prepaid systems.  A-Tel is a 50-50 joint venture of the Company and SDIF.  A-Tel acts as the only dealer of the Company for Muhabbet Kart (a prepaid card), and receives dealer activation fees and simcard subsidies for the sale of Muhabbet Kart.  In addition to the sales of simcards and scratch cards through an extensive network of newspaper kiosks located throughout Turkey, the Company has entered into several agreements with A-Tel for sales campaigns and subscriber activations.

Agreements with Digital Platform:

Digital Platform, a direct-to-home digital television service company under the Digiturk brand name, is a subsidiary of one of the Company’s principal shareholders, Cukurova Group.  Digital Platform acquired the broadcasting rights for Turkish Super Football League by the tender held on 15 July 2004, until 31 May 2008 and the broadcasting rights were extended until 31 May 2010 with a new agreement dated 5 May 2005.  On 23 December 2005, “Restructuring Framework Agreement” was signed between Digital Platform and the Company.  The Company also has an agreement related to the corporate group SMS services that the Company offers to Digital Platform, and an agreement for call center services provided by the Company’s subsidiary Global Bilgi Pazarlama Danisma ve Cagri Servisi Hizmetleri AS (“Global”).

Agreements with Teliasonera:

Teliasonera International is the mobile operator provides telecommunication services in the Nordic and Baltic countries.  Teliasonera International is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with Millenicom:

European Telecommunications Holding AG (“ETH”), a subsidiary of Cukurova Group, holds the majority shares of Millenicom.  Millenicom is rendering and receiving call termination and international traffic carriage services to and from the Company.

Agreements with CJSC Ukrainian Radiosystem:

CJSC Ukrainian Radiosystems owned by Vimpelcom provides mobile communications services is rendering and receiving call termination and international traffic carriage services to and from the Astelit.

Agreements with ADD:

ADD, a media planning and marketing company, is a Turkish company owned by one of the Company’s principal shareholders, Cukurova Group.  The Company is operating a media purchasing agreement with ADD, which is revised on 1 September 2009 and is effective until 31 August 2010.  The purpose of this agreement is to benefit from the expertise and bargaining power of ADD against third parties, regarding the formation of media purchasing strategies for both postpaid and prepaid brands.  Additionally, ADD is a party of the sponsorship and advertisement agreements which are integral part of “Restructuring Framework Agreement” signed between the Company and Digital Platform.

Agreements with Hobim:

Hobim, one of the leading data processing and application service provider companies in Turkey, is owned by Cukurova Group.  The Company has entered into invoice printing and archiving agreements with Hobim under which Hobim provides the Company with scratch card printing services, monthly invoice printing services, manages archiving of invoices and subscription documents for an indefinite period of time.  Prices of the agreements are determined as per unit cost plus profit margin.

TURKCELL ILETISIM HIZMETLERI AS AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three months ended 31 March 2010
(Amounts expressed in thousands of US Dollars unless otherwise indicated except share amounts)

34.	Group entities

The Group’s ultimate parent company is Turkcell.  Subsidiaries of the Company as at 31 March 2010 and 31 December 2009 are as follows:

Subsidiaries

			Ownership Interest

Name	Country of incorporation	Business	31 March 2010 (%)	31 December 2009 (%)

Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Global	Turkey	Customer relations management	100	100
Turktell Bilisim Servisleri AS	Turkey	Information technology, value added GSM services investments	100	100
Tellcom*	Turkey	Telecommunications	100	100
Turktell Uluslararasi Yatirim Holding AS	Turkey	Telecommunications investments	100	100
Turkcell Kurumsal Sahs ve Dagitim Hizmetleri AS	Turkey	Telecommunications	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Turkcell Teknoloji Arastirma ve Gelistirme AS	Turkey	Research and Development	100	100
Kule Hizmet ve Isletmecilik AS**	Turkey	Telecommunications infrastructure business	100	100
Sans Oyunlari Yatirim Holding AS	Turkey	Betting business investments	100	100
Financell	Netherlands	Financing business	100	100
Rehberlik Hizmetleri AS	Turkey	Telecommunications	100	100
Beltur BV	Netherlands	Telecommunications investments	100	100
Surtur BV	Netherlands	Telecommunications investments	100	100
Beltel	Turkey	Telecommunications investments	100	100
Turkcell Gayrimenkul Hizmetleri AS	Turkey	Property investments	100	100
LLC Global	Ukraine	Customer relations management	100	100
FLLC Global	Republic of Belarus	Customer relations management	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Talih Kusu Altyapi Hizmetleri AS	Turkey	Telecommunications	100	100
Corbuss Kurumsal Telekom Servis Hizmetleri AS	Turkey	GSM services	99	99
Belarussian Telecom	Republic of Belarus	Telecommunications	80	80
Inteltek	Turkey	Betting business	55	55
Euroasia	Netherlands	Telecommunications	55	55
Astelit	Ukraine	Telecommunications	55	55
Azerinteltek	Azerbaijan	Betting Business	28	-
*   Brandname of Tellcom is Superonline.
**Brandname of Kule Hizmet ve Isletmecilik AS is Global Tower.

35.	Subsequent events

In the General Assembly meeting of Inteltek dated 15 April 2010, it has been decided to distribute dividends amounting to TL 27,897 (equivalent to $18,335 as at 31 March 2010).  Dividend distribution was made on 29 April 2010.

In 2010, Fintur distributed a total dividend of $70,000.  The Group received its share of dividend on 5 May 2010 at the amount of $29,015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 7, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 7, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head